As submitted confidentially to the Securities and Exchange Commission on September 3, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Public Policy Holding Company, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	8742	87-3557229
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 North Capitol St. NW, Suite 800
Washington, D.C. 20002
(202) 688–0020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neal Strum
800 North Capitol St. NW, Suite 800
Washington, D.C. 20002
(202) 688–0020
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Roeland Smits Chief Financial Officer Public Policy Holding Company, Inc. 800 North Capitol St. NW, Suite 800 Washington, D.C. 20002	Ashar Qureshi Fried, Frank, Harris, Shriver & Jacobson (London) LLP 100 Bishopsgate London EC2N 4AG United Kingdom	Joshua A. Kaufman Era Anagnosti DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the US Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED                 , 2025
Preliminary Prospectus
Shares
Public Policy Holding Company, Inc.
Common Stock
This is the initial public offering in the United States of shares of common stock, par value $0.001 per share (the “Common Stock”), of Public Policy Holding Company, Inc. in the United States. We are offering                  shares of our Common Stock. The selling shareholders identified in this prospectus are offering an additional shares of our Common Stock. We will not receive any proceeds from the sale of shares by the selling shareholders. We will bear all of the offering expenses other than the underwriting discounts and commissions applicable to the Common Stock sold by the selling shareholders.
Prior to this offering, there has been no public market for our Common Stock in the United States. We intend to apply to list our Common Stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “PPHC”. Our Common Stock is currently listed on the AIM market of the London Stock Exchange under the symbol “PPHC”. The closing price of our Common Stock, on ___, 2025 was ___, which equals a price of $___, based on an exchange rate of ___/$1.00 as of ___, 2025.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As a result, we are eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies.
Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our Common Stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholders, before expenses	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Plan of Distribution.”
We have also granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                  shares of our Common Stock on the same terms set forth above to cover over-allotments, if any. See “Plan of Distribution.”
Delivery of the shares of Common Stock will be made on or about                 , 2025.

Prospectus dated                 , 2025

i

We have not, and neither the selling shareholders nor any of the underwriters has, authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). We do not take responsibility for, and neither the selling shareholders nor any of the underwriters take responsibility for, and neither we nor they can provide any assurance as to the reliability of, any other information that others may give you. We and the selling shareholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock. Our business, financial condition, results of operations and prospects may have changed since such date.
For investors outside of the United States, we have not, nor have the selling shareholders or any of the underwriters, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
Through and including                 , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ABOUT THIS PROSPECTUS
As used in this prospectus, unless the context otherwise indicates, any reference to “PPHC,” “our Company,” “the Company,” “us,” “we” and “our” refers, to Public Policy Holding Company, Inc., together with its consolidated subsidiaries.
Basis of Presentation
The financial information included in this prospectus derives from and should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2024 and December 31, 2023 and the related notes thereto (the “Audited Consolidated Financial Statements”). The Audited Consolidated Financial Statements as of and for the year ended December 31, 2024 have been audited by Forvis Mazars, LLP, an independent public accounting firm, and the Audited Consolidated Financial Statements as of and for the year ended December 31, 2023 have been audited by MN Blum LLC, an independent public accounting firm, and are included elsewhere in this prospectus.
Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Non-GAAP Financial Measures
In this prospectus, we present certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”), referred to herein as “non-GAAP.” You should review the reconciliation and accompanying disclosures carefully in connection with your consideration of such non-GAAP measures and note that the way in which we calculate these measures may not be comparable to similarly titled measures employed by other companies. Specifically, we make use of the non-GAAP financial measures Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted EPS diluted, Organic Revenue Growth and Adjusted Free Cash Flow.
These non-GAAP financial measures are used by management to measure our operating performance, but may not be directly comparable to similar measures, such as EBITDA or Adjusted EBITDA, relied on or reported by other companies, including other companies in our industry. We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business operating performance, such as equity-based compensation, the amortization of acquired intangible assets, acquisition-related post-combination compensation and contingent consideration, gains on bargain purchase price, interest and tax, enables meaningful period-to-period comparisons of our operating performance. We also use these non-GAAP financial measures when publicly providing our business outlook, for internal management purposes, and as a basis for evaluating potential acquisitions and dispositions. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted EPS diluted, Organic Revenue Growth and Adjusted Free Cash Flow are not recognized under GAAP and should not be considered as an alternative to any performance measure derived in accordance with GAAP, including net income (loss). The presentations of non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for the analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of non-GAAP measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

INDUSTRY AND MARKET DATA
This prospectus includes information concerning our industry and the markets in which we operate that is based on information from various sources including public filings, internal company sources, various third-party sources and management estimates. Management estimates regarding our position, share and industry size are derived from publicly available information and our internal research, and are based on a number of key assumptions made upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. While we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data is necessarily subject to a high degree of uncertainty and risk and is subject to change due to a variety of factors, including those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus. We have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data.

PROSPECTUS SUMMARY
This summary contains selected information about our business and this offering contained elsewhere in this prospectus. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus before making an investment decision, including the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Unless we indicate otherwise or the context otherwise requires, all references to “Public Policy Holding Company, Inc.,” “PPHC,” “we,” “us,” “our” and the “Company” refer to Public Policy Holding Company, Inc. and its consolidated subsidiaries.
Our Company
Our mission is to become the preeminent provider of global strategic communications by uniting a diverse group of leading government relations, corporate communications and public affairs specialists around the world for the collective success of our clients, employees, and shareholders.
Founded by veteran advisors with decades of experience in Washington, D.C.’s public policy and government relations landscape, we have grown and diversified our global communications advisory business through targeted acquisitions and organic growth. We designed our business to address the growing complexity and costs facing major corporate and non-profit entities in managing increasingly intricate and interdependent public policy and reputational challenges, and we now help more than 1,300 clients around the world navigate today’s complex mosaic of stakeholders across the full spectrum of corporate affairs. Our clients include nearly half of the Fortune 100.
Across our growing portfolio, our specialized firms offer global strategic communications services, including government relations, corporate communications, public affairs, research, crisis management, financial communications and investor relations, and creative communications delivery. We are active in all major sectors of the economy, including healthcare and pharmaceuticals, asset management and financial services, energy, technology, telecoms and transportation. Our diverse and complementary services help clients enhance, fortify and defend their reputations, advance corporate strategy, manage regulatory risk and opportunities, and maintain productive, ongoing engagement with their most important stakeholders including federal- and state-level policy makers, investors, employees, customers, the media and the general public. We do this in multiple jurisdictions with our diverse and complementary capabilities.
Our business comprises three reporting segments—Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services—corresponding to the different types of strategic communications services our member companies provide to our clients:
Government Relations Consulting services (which is also commonly referred to as “lobbying”) include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and in the United Kingdom through our offices in London;
Corporate Communications & Public Affairs Consulting services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing, across the United States and internationally through our offices in London, Shanghai, Abu Dhabi, and Dubai; and
Compliance and Insights Services include lobbying compliance services and legislative tracking.
Importantly, as distinct from legacy branded competitors in our industry who have sought to be all-in-one providers of strategic communications services to their clients, we deliver complementary strategic communications services through stand-alone firms. Each of our firms is recognized for excellence in its respective area of expertise, and it is incentivized to collaborate and to partner with each of our other firms while maintaining a strong focus on its specialized services. Our business model allows us to deliver both the scale and reach of those all-in-one providers and also the higher standards of quality, service, creativity and agility that traditionally have been the domain of smaller boutiques. We seek to eliminate the traditional trade-off between scale and quality, and our growth demonstrates that our business model is well-suited to the needs and preferences of modern clients.
Since our inception in 2014, we have acquired and integrated numerous businesses specializing in key facets of the global strategic communications market. Under our holding company, we now operate as 12 member companies in the United States and the United Kingdom, with expanding reach into Europe and parts of Asia and the Middle East. Our 12 member companies (together with PPHC, the “Company”) include Crossroads Strategies, LLC (“Crossroads”), Forbes Tate Partners LLC (“Forbes Tate”), Blue Engine Message & Media, LLC (doing business as Seven Letter) (“Seven Letter”), O’Neill & Partners, LLC (doing business as O’Neill & Associates) (“O’Neill”), Alpine Group Partners, LLC (“Alpine”), KP Public Affairs LLC (“KP”), MultiState Associates, LLC (“MultiState”), Concordant LLC (“Concordant”), Lucas Public Affairs, LLC (“Lucas”), Pagefield Communications Limited (“Pagefield”),TrailRunner International, LLC (“TrailRunner”), and Pine Cove Strategies, LLC (“Pine Cove”).
We announced the earnings-accretive acquisition of Texas-based TrailRunner for initial consideration of $33.0 million in January 2025, comprising $28.1 million in cash and 2,966,138 shares of our Common Stock. Closing occurred on April 1, 2025. TrailRunner operates with a global team across offices in Texas, New York, Nashville, and Northern California, London, Shanghai, Abu Dhabi, and Dubai. There are additional contingent payments, up to $37.0 million, that the TrailRunner seller can earn in the future depending on certain operating results that are achieved.
We announced the earnings-accretive acquisition of Pine Cove for initial consideration of $3.0 million in July 2025, comprising $2.6 million in cash and 214,146 of new shares of Common Stock. Closing occurred on August 1, 2025. Pine Cove is a strategic consulting firm that serves as a long-term partner to clients ranging from start-ups to established businesses and Fortune 500 companies. It advises and supports clients in navigating regulatory and complex business challenges. There are additional contingent payments, up to $10.0 million, that Pine Cove can earn in the future depending on certain operating results that are achieved.
We operate in large, growing markets. We estimate that our total addressable market (“TAM”) in 2024 was in excess of $20.0 billion, comprising $4.4 billion of disclosed federal lobbying expenditure, $2.2 billion of disclosed US state-based lobbying expenditure, an estimated $5.6 billion of global public affairs spend, and an estimated $8.4 billion global corporate communications spend. The latter, which covers corporate, crisis, and financial communications, became a larger part of our offering with the 2025 acquisition of TrailRunner. We believe this segment may be larger than $8.4 billion, though it is difficult to quantify given that industry metrics often combine it with broader public relations categories—such as marketing communications—that PPHC does not provide.
As a company designed by and for the operators of advisory businesses, we optimize corporate strategy, cross-selling and referral opportunities for our portfolio companies through proactive and collaborative engagement both firm-to-firm and at the holding company level. We provide our companies with a scalable platform for growth, providing uniform and efficient financial infrastructure, legal services, human resources, compliance and administration at the parent company level. We incentivize cross-company selling, talent referral and retention opportunities to sustain our world-class talent, and we aim to reduce the overall incidence of client or sector conflicts by incentivizing our member companies to refer potential clients to other member companies or individual employees who are unconflicted and available to engage. These signature operator-friendly aspects of the business have enabled PPHC to successfully acquire firms that are among the very best in their fields, to retain and attract great talent in those firms and to drive strong organic growth across the platform.
We have grown our geographical reach and practice capabilities to provide clients a full range of services through multiple member companies. Our evolution to date is the result of a careful and methodical strategy to build a unique service platform to simplify and more effectively address global client needs and opportunities in an increasingly fragmented and fast-moving environment where business, government, and public perception converge. This growth strategy is predicated on adding both geographic reach and a broad set of capabilities to help clients anticipate the expectations of key stakeholders and drive stakeholder engagement and alignment.

Building on the globalization of public policy and reputation challenges, our founders and many of our senior managers operate in Washington, D.C., and have past careers and/or close professional ties to the US executive branch, Congress and regulatory authorities. Other leaders operate principally at the state or regional level, drawing on decades of experience, deep community ties and relationships with key stakeholders in key markets, including Sacramento, Dallas-Fort Worth, Austin, and New York. With the acquisitions of Pagefield in June 2024 and TrailRunner in April 2025, we expanded our operations to other key US markets as well as to London, Shanghai, Abu Dhabi and Dubai, giving us truly global reach in key financial centers. We continue to look for opportunities to broaden the geographic scope of our services both domestically and abroad.
As of December 31, 2024, we had approximately 1,200 active client relationships, of which 503 contributed $100,000 or more in annual revenue, with no single client representing more than 2.0% of overall revenue, reflecting relatively low client concentration risk. As of August 15, 2025, we had approximately 1,300 active client relationships. We have a track record of high client retention, with an average annual client renewal rate of approximately 78.3% and an average revenue retention rate of 84.4% between 2020 to 2024.
For the year ended December 31, 2024, we incurred a $24.0 million net loss, and generated $38.6 million of Adjusted EBITDA. The primary difference between our GAAP net loss and our non-GAAP Adjusted EBITDA was a non-cash share-based accounting charge of $31.8 million, prior to our UK listing on AIM. Other adjustments comprise acquisition-related expenditures (M&A expenses, post-combination compensation expense, changes in fair value of contingent consideration and gain on bargain purchase price) as well as long-term incentive program charges, interest, tax, depreciation and amortization. For a discussion of our use of non-GAAP measures, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” below.
The table below presents select key financial performance measures since 2018:

	2018	2019	2020	2021	2022	2023	2024	Six Months Ended June 30, 2025	CAGR 2018-2024
Revenue ($m)	33.8	55.5	77.4	99.3	108.8	135.0	149.6	87.9	28.1%
Revenue growth (period-over-period)	28.0%	64.2%	39.5%	28.3%	9.6%	24.1%	10.8%	23.6%
Organic Revenue Growth (period-over-period)	25.3%	32.5%	8.3%	24.4%	6.7%	2.0%	2.7%	8.0%
Net loss ($m)					(15.0)	(14.2)	(24.0)	(16.3)
Adjusted EBITDA ($m)(1)					31.5	35.4	38.6	21.4
Net loss margin					(13.8)%	(10.6)%	(16.0)%	(18.6)%
Adjusted EBITDA margin					29.0%	26.2%	25.8%	24.4%
Top 10 clients as % of total revenue	25.9%	17.9%	12.3%	14.7%	11.0%	10.8%	8.7%	9.4%
Our Competitive Strengths
We believe the following strengths represent key strategic advantages for us:
•We offer integrated strategic communications and deep issue expertise across all major sectors of the economy;
•We have diversified revenue sources from a blue-chip client base with a high client retention rate;
•We have built an enviable position in a complex market, grounded in broad expertise and trusted by stakeholders across the political spectrum;

•The markets for our core services, federal and state government relations, are large, fragmented and growing, creating opportunities for us to potentially grow our revenues and seize market share. Further expansion into strategic communications services, including media management and research, also represent large potential markets for growth;
•We have a track record of successful strategic acquisitions and integration;
•Our operating model is efficient and, we believe, attractive to potential acquisition targets in our industry;
•We believe our status as a publicly traded company increases our attractiveness to both potential employees and acquisition targets, supporting the hiring and retention of top talent and further growth through strategic acquisitions with share-based incentives; and
•We have a highly experienced, entrepreneurial management team.
Our Growth Strategy
We intend to continue to leverage our competitive advantages to drive growth through the following strategies, among others:
•Continue to leverage the benefits of our diversified service offering and client base and realize scale benefits on behalf of all of our acquired companies;
•Expand our geographic reach and depth and breadth of expertise through strategic acquisitions; and
•Expand and upskill digital and data capabilities across the Company to increase productivity and out-deliver near-peers and direct competitors.
Summary of Principal Risk Factors
Investing in our Common Stock involves a high degree of risk. You should carefully consider these risks before investing in our Common Stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. Such risks may adversely affect our business, financial condition, results of operations and cash flows, which could cause a decline in the price of our Common Stock and result in a loss of all or a portion of your investment. In particular, the principal factors and uncertainties that make investing in our Common Stock risky include:
•reduction in the demand for our services from clients;
•damage to our reputation in our industry;
•loss of key personnel;
•inability to successfully implement our business strategy, including through future acquisitions or other strategic transactions;
•failure to adequately coordinate and monitor our operating subsidiaries;
•inability to compete effectively outside the United States or in new business lines;
•loss of employees or clients to new or existing competitors;
•competition from parties who sell their businesses to us or from professionals who depart such companies following the companies’ acquisition by us;
•errors in forecasting and planning, setting operation and financial performance targets or relying on non-GAAP financial metrics which may not provide the best measurement of our performance or may not be comparable with similar measures used by our competitors;

•macroeconomic and political risks;
•reliance on third-party suppliers and third-party technology;
•cybersecurity breaches or disruptions to our information technology systems;
•failure to comply with data privacy laws;
•failure to comply with regulations applicable to lobbying activities or other aspects of our business;
•failure to maintain effective internal controls over financial reporting; and
•the costs of servicing our debt, and the restrictions placed on our operations under related debt agreements.
Channels for Disclosure of Information
Following the closing of this offering, we will be required to to file reports, proxy statements, information statements and other information with the SEC. Our SEC filings will also be available at www.sec.gov and on our website. Information contained on any website referenced in this prospectus is not part of, and is not incorporated by reference into this prospectus.
Our website address is https://pphcompany.com. Information contained on the website does not constitute part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. In compliance with our regulatory obligations as a company listed on the AIM market of the London Stock Exchange, we also post information regarding material developments affecting the Company to the London Stock Exchange’s regulatory news service, available through the London Stock Exchange website, at https://www.londonstockexchange.com/stock/PPHC/public-policy-holding-company-inc/company-page. Information contained on the London Stock Exchange website does not constitute part of this prospectus. We have included such website address in this prospectus solely as an inactive textual reference.
The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We are a Delaware corporation and were incorporated on February 4, 2021. Our principal executive offices are located at 800 North Capitol St. NW, Suite 800, Washington, D.C. 20002, and our telephone number is (202) 688–0020. Our website can be found at https://pphcompany.com.
The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING

Issuer	Public Policy Holding Company, Inc..

Shares of Common Stock offered by us	shares of Common Stock (or shares of Common Stock if the underwriters exercise their over-allotment option in full).

Shares of Common Stock offered by selling shareholders	shares of Common Stock

Shares of Common Stock to be outstanding after this offering	shares of Common Stock (or shares of Common Stock if the underwriters exercise their over-allotment option in full).

Over-allotment option to purchase additional shares of Common Stock	We have granted the underwriters an option to purchase up to an additional shares of Common Stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds
We estimate that the net proceeds from the sale of our Common Stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $        million (or $        million if the underwriters exercise their over-allotment option to purchase additional shares in full) based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will not receive any proceeds from the sale of shares of our Common Stock by the selling shareholders.

We intend to use these net proceeds from this offering to fund working capital and for general corporate purposes, potentially including future acquisitions of new portfolio companies. See “Use of Proceeds.”

Dividend policy
We currently intend to pay out dividends at a payout ratio of approximately 30% of Adjusted Net Income. This policy is, however, subject to change. The declaration and payment of dividends by us is at the sole discretion of our board of directors, and there can be no assurance that any dividends will be paid in or for any given period. See “Dividend Policy.”

Risk factors
Investing in our Common Stock involves a high degree of risk. See “—Summary of Principal Risk Factors” below, the section of this prospectus entitled “Risk Factors,” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our Common Stock.

Listing	We intend to apply to have our Common Stock listed on Nasdaq under the symbol “PPHC.”
The number of shares of our Common Stock that will be outstanding after this offering is based on 124,532,022 shares of our Common Stock outstanding as of June 30, 2025, and excludes:
•             shares of Common Stock issuable upon the exercise of options to purchase shares of our Common Stock outstanding as of June 30, 2025 with a weighted average exercise price of $2.36 (GBP 1.72) per share;
•            shares of Common Stock issuable upon the vesting of outstanding awards of deferred restricted stock units;
•            shares of Common Stock to be issued as earnout consideration pursuant to purchase agreements relating to the historical acquisitions of member companies; and
•            shares of Common Stock available for future issuance under the omnibus incentive plan adopted by the Company in 2021 (the “Omnibus Incentive Plan”).

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:
•assumes no exercise of the underwriters’ over-allotment option to purchase additional shares;
•gives effect to the [       ]-for-1 reverse stock split, effected on             , 2025; and
•assumes an initial public offering price of $            per share, the US dollar equivalent of the Closing price of our Common Stock on AIM on ___, 2025.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
The following table sets forth the summary historical consolidated financial data of the Company as of and for the periods presented. The summary consolidated financial data as of and for the fiscal years 2024 and 2023 are derived from the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The interim consolidated financial data as of and for the six months ended June 30, 2025 and June 30, 2024 are derived from the unaudited interim consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

	For the six months ended June 30,		For the year ended December 31
Consolidated Statements of Operations Data:	2025	2024	2024	2023

	$ thousands, except per share items
Revenue	87,899	71,134	149,563	134,986
Operating expenses:
Salaries and other personnel costs	72,665	58,948	126,640	111,567
Office and other direct costs	3,286	2,734	5,651	5,064
Cost of services	75,951	61,683	132,291	116,631
General and administrative	17,025	12,611	26,837	23,443
Mergers and acquisitions expense	276	1,557	2,434	308
Depreciation and amortization expense	2,768	1,858	4,245	3,529
Change in fair value of contingent consideration	2,676	2,264	1,910	1,711
Total operating expenses	98,697	79,972	167,716	145,622
Loss from operations	(10,798)	(8,838)	(18,152)	(10,636)
Gain on bargain purchase	—	2,464	2,464	4,836
Interest income	62	98	177	18
Interest expense	(1,500)	(598)	(1,900)	(959)
Other expense	(22)	—	—	—
Net loss before income taxes	(12,258)	(6,875)	(17,412)	(6,741)
Income tax expense	(4,088)	(3,707)	6,545	7,503
Net loss	(16,346)	(10,581)	(23,957)	(14,244)
Net loss per share, basic and diluted	$(0.21)	$(0.24)	$(0.47)	$(0.50)
Weighted average shares outstanding, basic and diluted	85,220,817	64,300,816	67,045,796	46,626,152

	As of
	June 30, 2025
	Actual	Pro Forma(1)

Consolidated Balance Sheet Data:	($ thousands)
Cash	9,792
Working Capital	26,419
Total Assets	203,891
Total debt	52,018
Total liabilities	122,843
Total stockholders’ equity	81,048
___________________
(1)The pro forma column above gives effect to the sale and issuance of         shares of our common stock in this offering at an initial public offering price of $       per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In addition to the measures presented in our consolidated financial statements, we use certain key business and non-GAAP financial measures, including Adjusted EBITDA, to help us evaluate our business, identify trends affecting our performance, formulate business plans, and make strategic decisions. The table below sets forth a reconciliation of Adjusted EBITDA to Net Loss and Net Loss Margin, respectively.

	For the six months ended June 30,		For the year ended December 31,
Non-GAAP Financial Measures Reconciliations	2025	2024	2024	2023

	$ thousands, except where indicated
Net loss	(16,346)	(10,581)	(23,957)	(14,244)
Net loss margin	(18.6)%	(14.9)%	(16.0)%	(10.6%)
Adjustments:
Interest income	(62)	(98)	(177)	(18)
Interest expense	1,500	598	1,900	959
Income tax expense	4,088	3,707	6,545	7,503
Depreciation and amortization	3,049	2,138	4,807	3,998
EBITDA	(7,771)	(4,237)	(10,882)	(1,802)
Long-term incentive program charges	2,651	1,363	4,162	2,796
Share-based accounting charge	14,838	15,194	31,804	30,904
Post-combination compensation charge	8,776	5,121	11,599	6,295
Change in fair value of contingent consideration	2,676	2,264	1,910	1,711
Gain on bargain purchase, net of deferred taxes	—	(2,464)	(2,464)	(4,836)
Adjusted EBITDA Incl. M&A expenses	21,170	17,241	36,129	35,068
M&A expenses	276	1,557	2,434	308
Adjusted EBITDA	21,446	18,798	38,563	35,376
Adjusted EBITDA margin	24.4%	26.4%	25.8%	26.2%

For a discussion of the other non-GAAP financial measures that we use, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS
An investment in our Common Stock involves a high degree of risk. You should consider carefully all the risk factors described below, and the matters discussed below under “Cautionary Notice Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. If any of the risks described below, or elsewhere in this prospectus, were to materialize, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and investors could lose part or all of their investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, results of operations, cash flows and prospects.
Risks Related to Our Business and Industry
The success of our business depends on establishing and maintaining client relationships, in particular with our largest clients.
The success of our business depends on the ability of our individual member companies to establish and maintain strong client relationships. If we fail to build or maintain such relationships, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although we have longstanding relationships with many of our clients, these clients usually do not enter into long-term contracts beyond 12 months, and a significant portion of our contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month’s notice without any substantial penalty. In addition, while the majority of our client work is retainer-based, approximately 10% of our revenue is typically generated from project-specific services provided to clients under separate contracts. The continued extension of our retainer-based consulting contracts and the continued uptake of project-specific service contracts depend on our ability to deliver top quality services to our clients and build client trust. In our complex and ever-evolving industry, there can be no assurance that we will be able to do so. Should any of our top clients by revenue terminate their relationship with us or significantly reduce their demand for our services, our revenue would be adversely affected. For the six months ended June 30, 2025, fees attributed to our top ten clients (on a consolidated group basis) amounted to 9.4% of our revenue. While revenue from our top clients will vary from period-to-period, the revenue derived from a major client that permanently discontinued or significantly reduced its relationship with us could be difficult to replace, which could negatively impact our prospects.
Our ability to maintain and grow our business will depend on our reputation in the industry, which could be adversely impacted by negative publicity, our association with certain clients, our real or perceived failure to manage conflicts of interest or by adverse litigation or other factors.
We operate in an industry where integrity, client trust and confidence are paramount and, as a result, maintaining our professional reputation and managing potential conflicts of interest are critical to our business. Our brand and reputations could be negatively impacted by real or perceived conflicts of interest, litigation or claims against us, actual or alleged employee error or misconduct, operational failures, regulatory investigations, press speculation or negative publicity (whether or not based in truth), inadequate or negligent provision of services to clients or disclosure of confidential client information, among other factors. Our brand could also in the future be adversely affected by factors entirely beyond our control, such as the independent actions of our clients or negative media attention paid to our clients for any reason. The potential for negative brand and reputational exposure has increased with the global flow of information via the internet and social media, through which adverse comments, whether substantiated or not, can reach a wide audience very quickly and without appropriate balance or context. Due to the broad scope of our operations and our client base, we regularly address and have, in some instances, had to turn down certain opportunities due to actual and potential conflicts of interest.
We face risks of both (i) client conflicts, which are situations where our services to a particular client conflict, or are perceived to conflict, with the interests of another client, and (ii) own-interest conflicts, which are situations where our duty to act in the best interests of any client in relation to a matter conflicts, or there is a significant risk that it may conflict, with our own interests in relation to that or a related matter. Furthermore, where one or more of our member companies have access to material non-public information that may not be shared with our other member companies, it can also lead to an actual or perceived own-interest conflict. While we have extensive procedures and controls that are designed to identify and address conflicts of interest, including those designed to prevent the improper sharing of information among our member companies, appropriately identifying and dealing with conflicts of interest (both client conflicts and own-interest conflicts) is complex and difficult, and our reputation could be damaged and the willingness of clients to enter into engagements with us may be affected, if our procedures or controls fail or we otherwise fail, or appears to fail, to identify, disclose and deal appropriately with conflicts of interest. It is also possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, which could lead to significant reputational harm.
The success of our business depends on our reputation for providing high-quality professional services. If any of our member companies are involved in litigation or claims relating to its performance in a particular matter, the reputation of that individual company and the entire Company could be damaged. Our reputation could be damaged through any member company’s disclosed involvement either as an advisor or as a litigant, in high profile or unpopular legal proceedings. We, on behalf of PPHC or any of our member companies, may be required to incur legal expenses in defending PPHC or the member companies against any litigation or claims and may also incur significant reputational and financial harm if such litigation or claims are successful or receive negative press coverage. Any such occurrence which damages our reputation could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Our success depends largely on the efforts and abilities of key personnel, on our ability to retain their clients and replace their expertise should they depart and generally on our ability to recruit and retain new employees to grow the business.
Our performance depends, to a significant extent, upon the efforts and abilities of our senior executive officers and revenue-generating employees. At both the Company and member company levels, we depend on the managerial abilities, strategic vision and professional relationships of our senior executive officers, and at the member company level, we also depend on the skill, expertise and client relationships of our key employees who build the client relationships through which we generate our revenues. Each of our businesses is, fundamentally, a “people” business, providing services in respect of which personal relationships are a critical component of successful business development and high client retention rates. The departure of any of our senior executive officers or key revenue-generating employees could have an adverse effect on our business, and no assurance can be given that we would be able to find qualified replacements for any of those individuals if their services were no longer available for any reason. Our success will also depend upon our ability to recruit and retain qualified personnel to fill other positions. Demand for highly qualified and skilled employees is great and, accordingly, no assurance can be given that we will be able to hire or retain sufficient qualified personnel to meet our current and future needs. Carefully managed succession planning is also crucial to ensure our long-term, commercial success and may be difficult to implement.
Our corporate form and compensation structure could prove less attractive to existing or potential employees than the partnership structure more common in our industry, in which partners typically have a direct claim to business profits. In addition, the majority of restricted shares of our Common Stock issued to employees at the time of our admission to trading on AIM and whose vesting was conditional on such employees’ continued employment with us have now vested, and all remaining shares that were issued during that time will vest no later than December 16, 2026, which may provide less incentive to those employees to remain with the Company after they are fully vested. Unlike some of our competitors, we also generally do not pay commissions to our employees, but rather incentivize them through cash and stock bonuses as well as equity incentive awards which are largely discretionary and may be less effective at incentivizing our employees. Because some of our acquired member companies have certain acquisition-related bonus arrangements that provide for certain set levels of employee bonus pools, for example, as a percentage of member company profit, the employees of such member companies may in effect have a disproportionate claim on the funds available for Company bonus awards in any given year, which could reduce the bonus amounts paid to other employees which may impact their decision on whether to remain with the Company.

Our success depends on our ability to continue to develop and execute on our business strategy, in particular through future acquisitions and other strategic transactions.
A failure to continuously review and adapt our business strategy in light of changes in the markets in which we operate in could have an adverse impact on our revenues, operating costs and competitive advantage. There is a risk that if we fail to prepare or allocate sufficient resources to strategic planning, this may put us at a disadvantage to our competitors.
In particular, our growth to date has been driven in part through the acquisition and successful integration of other businesses in our industry, and we expect to make further business acquisitions and enter into other strategic transactions in the future. There are no guarantees that such transactions will complete or be successful if completed. Strategic transactions such as acquisitions pose a number of specific risks, including the following:
•It may be difficult to identify complementary candidate businesses or to consummate a strategic transaction with terms or structures that are favorable to us.
•We may lose attractive acquisition opportunities to competing bidders such as private equity firms, that have more financial resources and are typically able to pay a larger share of the purchase price in cash.
•We may experience difficulty, disruptions or unforeseen expenses when integrating financial, technological and other systems and may struggle to develop and maintain appropriate and effective internal controls.
•Acquisitions expose us to compliance obligations under multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations and the applicable laws and regulations of the various jurisdictions in which we operate. In particular, in the case of newly acquired operations outside the US, this may present increased cost and complexity in terms of regulatory compliance and monitoring, taxation and internal controls.
•We may incur significant compensation obligations to newly hired employees, including through earnout commitments provided for in the terms of acquisitions of new businesses.
•It may be difficult to effectively regulate and influence the operations of an acquired firm, which could result in damage to our reputation.
•We may experience difficulty with payment collections and longer payment cycles.
•Sourcing and integrating strategic transactions can involve significant costs and divert management’s attention from the existing business.
•It may be difficult to maintain our current client service standards while addressing the demands of identifying, completing and integrating new business acquisitions.
•Because the earnout provisions of our acquisition agreements typically provide for acceleration of earnout awards upon the termination without cause of a seller who stays on post-acquisition, the cost of terminating such employees may increase the cost of any future layoffs or termination for reasons which do not constitute cause.
•We may be reluctant to strictly enforce the terms of the purchase agreements for acquired companies against sellers, or to pursue damages for breaches of such agreements, where the sellers continue post-acquisition as employees and where such sellers’ continued involvement in the business may be crucial to realizing the value of the acquired company.
•Public disclosure of key terms of material acquisitions may reveal aspects of our bargaining position to sellers of future acquisition targets.
Any of the above factors could result in our inability to realize expected strategic benefits, growth, synergies and other financial benefits or efficiency gains from our future strategic transactions in the timeframe we anticipate or at all, and, as a result, we may not be able to implement our growth strategies successfully. There can also be no assurance that we will be able to generate organic growth through our existing member companies in the future. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, financial condition or prospects.
We may fail to adequately monitor or manage the activities of our member companies, which retain a high degree of autonomy under our business model.
Our strategy involves allowing our portfolio companies to operate relatively autonomously with limited interference in day-to-day operations by the Company. We ensure good governance and behavioral standards at each of our member companies, but the possibility of one or more companies within the Company group operating in a way that damages the reputation of the wider Company cannot be ruled out. Our management monitors each of the companies within the Company group, but does not do so on a day-to-day basis, which means that issues that could potentially be detrimental to the Company may not be immediately visible to us. Such issues could therefore escalate before we are able to take remedial action, and this could have a material adverse impact on the wider company.
We may not be able to compete effectively in new geographies, business lines, and our recently acquired businesses outside the US expose us to regulatory and compliance regimes with which we are relatively unfamiliar.
We completed our first business acquisition outside of the United States in June 2024 with the acquisition of London-based Pagefield, expanding the Company’s operations to the UK. In April 2025, we further expanded our territorial reach with the acquisition of TrailRunner, which has offices in London, Shanghai and the United Arab Emirates. In the future, we may also make further strategic acquisitions in these or other jurisdictions outside of the US. While our operations outside of the United States are conducted by local professionals deeply familiar with the markets and regulatory landscapes in which they operate and these companies retain their own compliance and internal reporting protocols to help ensure compliance with applicable law, these operations expose us to new markets, regulations and legal systems with which our management is less familiar and increase the costs and complexity of regulatory compliance and monitoring and operational and commercial coordination across businesses, and may divert management’s time. We may encounter heightened compliance risks in certain jurisdictions, immigration or visa issues with employee relocation or travel internationally, be exposed to regulations in one jurisdiction which may overlap with or be inconsistent with regulations in another jurisdiction or face litigation in distant forums.
In addition, we have in recent years expanded our service offerings to include compliance and legislative tracking and research services through our Compliance and Insights Services segment. While adjacent to our other client work, these operations involve a different customer base and competitive landscape and there can be no assurance that the Compliance and Insights Services segment will continue to grow, synergize with our other business lines or contribute meaningfully to our revenue and profitability in the future.
We operate in a fragmented and highly competitive industry, and we could lose employees and clients to new or existing competitors or otherwise fail to compete successfully.
We operate in a highly competitive environment. If we are not successful in anticipating and responding to competitive change, client preferences and needs or industry trends in a timely and cost-effective manner, it could have a material adverse effect on our business, financial condition, results of operations or prospects.
The public policy, advocacy and strategic communications markets are highly competitive, fragmented and subject to rapid change due to political uncertainty, technological disruption and regulatory changes. For example, while the lobbying business has to date not faced much disruption from digital technologies, the proliferation and use of digital content, communication and channels has significantly transformed the public relations industry and the way that communications and advocacy are delivered. Data analytics knowledge and tools are becoming increasingly valuable and are more often than not a required hiring criterion for all potential clients. A highly politicized culture, heightened consumer activism, and real-time engagement with stakeholders on social media have increased the costs and technical demands of monitoring, researching and responding to trends in public opinion and formulating effective crisis communication strategies.

Our primary competitors are global, national and regional communications firms, as well as, in some instances, in-house teams of our clients which have continued to add capabilities and expertise internally. Many of these direct competitors are subsidiaries of larger professional services platforms such as FSG Global, Edelman, and Teneo, who may be better able to invest in growth, respond to changes in the market or to compete for professionals by offering greater remuneration or other more favorable employment terms. Large law firms such as Dentons LLP, Holland & Knight LLP and Akin Gump Strauss Hauer & Feld LLP are also very active in the government relations industry and may, in some instances, have deeper relationships with clients based on existing legal engagements which potentially could advantage their selection in certain lobbying assignments.
In addition to the competitors described above, a high number of boutique firms or sole practitioners remain active in all segments of our market and may, in some areas, have advantages of greater agility, specific industry or issue expertise, or presence in a particular geography, enabling them to compete more effectively, either on specialization or pricing. As these small firms seek to gain market share, there could be increased pricing pressure or pressure to increase expenditure to fund our own organic or strategic growth, which could adversely affect our revenue and earnings.
We may face competition from parties who sell their businesses to us, from professionals in acquired businesses who do not continue working for us post-acquisition or from our own former employees.
In connection with business acquisitions, we routinely obtain client and employee non-competition and non-solicitation agreements from senior executives. Such agreements are intended to prohibit such individuals from competing with us during the term of their employment and for a fixed period afterwards and from seeking to solicit our employees or clients. The duration of post-employment, non-competition and non-solicitation agreements with the sellers of businesses or assets that we acquire typically continue for a period corresponding to the applicable earnout period, and, if later, one to two years after termination of employment. However, certain activities may be carved out of, or otherwise may not be prohibited by, such arrangements, and certain events may occur to shorten the restrictive period. In addition, there can be no assurance that a party from whom we acquire a business or assets, or an acquired company employee who does not remain with the company, will not compete with us or solicit our employees or clients in the future.
Many of our written employment arrangements with employees, and agreements with non-employee contractors, include restrictive covenants. However, our employees and other contracted professionals typically have close relationships with the clients they serve based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to such professionals pursuing independent business opportunities or joining our competitors are relatively low. Although our clients generally contract for services with the Company, and not with an individual professional, in the event that a professional leaves, clients may decide that they prefer to continue working with that specific professional rather than with the Company. There can be no assurance that an employee or contractor will not compete with us or solicit our employees or clients in the future.
The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions where we operate, including California and Washington, D.C., as well as the UK, prohibit or severely restrict employers from entering into non-compete agreements with employees or are reluctant to strictly enforce non-compete agreements and restrictive covenants, especially after termination of employment. Additionally, courts in the US and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees or sellers. Therefore, certain restrictions on competition or solicitation may be unenforceable, and there can be no assurance that our non-compete agreements or non-solicitation agreements related to clients, employees or otherwise contracted professionals will be enforceable. In such event, we would be unable to prevent former employees or other professionals from competing with us or soliciting our clients, potentially resulting in the loss of some of our consulting agreements and other business.
In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies against such person on a case-by-case basis. However, we may elect not to pursue legal remedies if we determine that preserving cooperation and a professional relationship with a former employee or his or her clients, or other concerns, outweighs the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for us or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.
Errors in our forecasting and planning, and in setting our financial and operational performance targets, may result in our financial performance being materially worse than expected. The non-GAAP financial metrics that our management uses to measure the success of our business model may not provide the best measurement of our operating performance and may not be comparable to similar metrics used by others in our industry.
Our financial targets are based on management’s estimates and assumptions that are subject to uncertainties and contingencies, and our actual results may be materially lower than our financial performance targets. We have various medium-term revenue growth targets across our member companies, in addition to other financial and operational targets. Although we evaluate our historical performance and strategy in setting these targets, no assurance can be given that we will achieve our targets, which could negatively impact our ability to implement our business strategy. Our strategy, evaluation and financial targets are based on estimates and assumptions that may prove to be inaccurate, including, without limitation, revenue generated by existing or new client engagements, appreciation of our share price and further implementation of connected and managed services, which are all subject to significant business, economic, market and operational uncertainties and contingencies, all of which are to a large extent beyond our control and may adversely affect our ability to achieve our targets. We may not be able to implement our strategy in a manner that generates revenue growth or achieves our other targets. In addition, we also estimate our effective tax rate and any change or incorrect assumption in the tax treatment of our profits may reduce the level of dividends, if any, received by our shareholders. Accordingly, the actual financial performance we achieve may be materially worse than expected, and we may experience a decline in revenue, which could have a materially adverse effect on our profitability and the price of our Common Stock.
Our management relies on a number of operational key performance indicators and non-GAAP financial metrics that we believe help us to gauge the underlying performance of our business and to manage it effectively, including Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow. There can be no assurance, however, that these metrics are the most accurate or reliable measurements of our operating performance. For instance, while the financial statement line items excluded from Adjusted Net Income and Adjusted EBITDA calculations reflect expenses that we believe are not core to our operating activities, they do represent economic costs of our business model. In addition, such metrics may not be directly comparable to other, similar metrics used or reported by others in our industry, who may calculate performance metrics differently.
We are subject to macroeconomic and political risks that could negatively impact the demand for our services.
As a business, we do not work exclusively for, or favor, any particular political party over another and so have not experienced, nor do we expect to experience, adverse impacts specific to a change of partisan political control of either the legislative or executive branches of the US government. However, there can be no assurance, particularly in a climate of considerable political polarization, that we will not be negatively impacted in the future in our work with certain clients by our work for other clients, our employment of certain individuals or any of our employees’ or clients’ real or perceived association with a particular group or individual. During US federal election years, demand for our services tends to soften, particularly in the Corporate Communications & Public Affairs Consulting segment, as clients defer spending until after the election cycle. In addition, we are sensitive to adverse economic and market factors. Our customers and the markets in which we operate could be negatively impacted by any of the following factors, which could cause a substantial decline in the demand for our services: declining economic conditions; political unrest; the level and volatility of interest rates; financial market volatility; concerns about inflation; changes in investor sentiment and consumer confidence levels; and legislative and regulatory changes. Uncertain economic prospects or a sustained period of financial instability could have a material adverse effect on our business, results of operations, financial condition and growth prospects.
We rely on certain third parties and third-party technology to provide our services and successfully implement our business strategy.
We may rely on third parties to provide certain services to our clients, including advertisement placement and management, video production and website development. Such services are typically sub-contracted by us to third-

party providers as part of our wider service offering to our clients. Should a client be dissatisfied with the quality, timing or cost of any such third-party services, this could negatively impact our relationship with such client or our reputation more broadly. There can be no assurance that we will in the future be able to contract with suitable third parties on favorable terms or at all, or, absent such contracting, to provide all such services in-house to the standard, timing and cost expected by our clients, which could negatively impact our business. We also depend on third-party providers of telecommunications, internet, cloud infrastructure and AI services to operate our business efficiently. There can be no assurance that such providers will maintain reliable and efficient networks and quality of service, and the costs for such services may increase. An interruption to any of these services could be detrimental to our future business, operating results and/or profitability.
In certain circumstances, we may be liable for the acts or omissions of relevant partners. If a third party pursues claims against us as a result of the acts or omissions of such partners, our ability to recover from such parties may be limited. We are also dependent on our ability to pick appropriate technology partners to help deliver outcomes and solutions to clients. A failure to maintain relationships with and identify appropriate technology partners could affect both the potential profitability and saleability of our services offering.
Disruptions to our information technology systems or cybersecurity breaches could negatively impact our business.
The successful operation of our business depends upon maintaining the integrity of our computer, communication and information technology systems. These systems and operations are vulnerable to damage, breakdown or interruption from events which are beyond our control, such as fire, flood and other natural disasters; power loss or telecommunications or data network failures; improper or negligent operation of our system by employees, or unauthorized physical or electronic access and interruptions to internet system integrity generally as a result of cyber-attacks by computer hackers or viruses or other types of security breaches. Currently, we do not have a unified Company information technology infrastructure, or Company-wide support resources. Rather, each of our member companies is responsible for maintaining its own separate information technology infrastructure and forming and implementing its own operating cybersecurity policies and procedures. While we believe that this decentralized approach is suitable for our operations, and, by virtue of its structural redundancies, naturally helps to limit the scope of any individual system failure or cybersecurity breach, there can be no assurance that one or more of our member companies may not have inadequate information technology or cybersecurity infrastructure, support resources or policies, and that a system failure or cybersecurity breach affecting any such member company may not materially impact other member companies.
Further, any necessary modifications or upgrades to our information technology systems could result in interruption to our business and our ability to serve our clients. This could be harmful to our business, financial condition, results of operations, cash flows and prospects and could deter current or potential customers from using our services. There can be no guarantee that our security measures in relation to our computer, communication and information systems will protect us from all potential breaches of security and any such breach of security could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Failure to comply with data privacy laws and regulations could adversely affect our business and reputation.
In the ordinary course of our business, we may collect, generate, use, store, process, disclose, transmit, share and transfer personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and third-party data, through our information technology systems and those of third parties. Our collection and use of personal data may subject us to numerous data privacy and security obligations under various laws, regulations, industry standards, external and internal privacy and security policies and contractual requirements. In addition, ensuring the privacy and security of our communications and our clients’ data is critical to maintaining client relationships and our reputation in our industry.
In the US, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws and consumer protection laws. For example, in recent years, numerous US states including California, Virginia, Colorado, Connecticut, and Utah have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data, and provide for statutory fines for noncompliance. Outside the US, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation (the “EU GDPR”), the UK’s GDPR (the “UK GDPR”) and the EU Digital Services Act impose strict requirements for processing personal data. For example, under the EU GDPR and UK GDPR, companies may face private litigation, temporary or definitive bans on data processing and fines of up to €20 million or £17.5 million, respectively, or 4% of annual global revenue, whichever is greater. In addition, the European Economic Area and the UK have significantly restricted the transfer of personal data to the US and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.
Obligations related to data privacy and security are quickly changing and may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Complying with these obligations requires significant resources and may in the future necessitate changes to our information systems, policies and practices and to those of any third parties upon which we rely. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including, but not limited to government enforcement actions and litigation, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.
We operate in multiple jurisdictions and must comply with numerous applicable laws, including regarding restrictions on and reporting of lobbying activity. Should we fail to comply with such laws, the Company could face civil and criminal liability.
As a consulting business, we must comply with many laws and regulations which affect how we do business with our clients. Such laws and regulations may potentially impose added costs on our business and any failure to comply with such laws may lead to civil or criminal penalties or termination of our consulting contracts. Some significant laws and regulations that affect our business and our clients include:
•laws restricting lobbying activity and/or requiring registration and reporting obligations with respect to such activity, including the US Lobbying Disclosure Act of 1995 and the Foreign Agents Registration Act of 1938 (each as amended), US state-level regulations and, in the UK, the Transparency of Lobbying, Non-Party Campaigning and Trade Union Administration Act 2014;
•anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010 (each, as amended);
•laws, regulations, and executive orders restricting the disclosure and governing the security of sensitive personal information of our employees;
•US and UK securities laws and related regulations, including the rules applicable to AIM listed companies, the UK Market Abuse Regulation and the QCA Code, which, among other things, have helped shape our corporate governance policies (See “Management—Our Board of Directors” for a discussion of key corporate governance policies);
•laws and regulations concerning taxes, including sales and use taxes, income tax and employment tax, changes to which may materially and adversely affect the results of operations;
•employment laws and regulations, which may classify personnel as an independent contractor or employee;
•environmental, social and governance regulations and disclosure requirements; and
•other federal, state and local and laws affecting conduct of business.
For additional information on regulations applicable to the Company, see “Business—Governmental Regulation.” In addition, the US government and state and local government adopt new laws, rules, and regulations from time to time that could have a material impact on our results of operations. For example, the US Department of

Justice proposed significant changes to FARA regulations in December 2024 that would narrow existing exemptions and expand registration requirements, with final regulations expected in 2025. Adverse developments in legal or regulatory proceedings on matters relating to, among other things, contract interpretations and statute of limitations, could also result in materially adverse judgments, settlements, withheld payments, penalties, or other unfavorable outcomes.
We have identified a material weakness in our internal control over financial reporting. If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect our stock price.
During the preparation of our consolidated financial statements for the year ended December 31, 2024, we determined that certain cash flow items had been incorrectly classified within our consolidated statements of cash flows for the year ended December 31, 2023, specifically the classification of cash flow activities relating to cash payments for post-combination expenses in business combinations. Additionally, we identified that loss per share had not been calculated correctly under the provisions of GAAP.
As a result, we determined that there is a material weakness in our internal controls due to a lack of sufficient controls to ensure certain complex, non-routine transactions and disclosures are appropriately presented within our financial reporting. This material weakness was due to a lack of appropriate technical review and the absence of a formalized accounting policies specific to such transactions and the loss per share computation. In response to this material weakness, we are in the process of remediating our internal controls over financial reporting. Such remediation efforts include having created new positions within the finance department to which we have appointed, and are in the process of appointing, additional experienced GAAP and internal control reporting specialists, we have engaged third-party advisors to support our internal control testing and remediation efforts, we have begun a third-party risk assessment over our internal control environment and are reviewing and prioritizing individual control deficiencies for remediation. We are in the process of documenting and executing remediation action items.
Notwithstanding such remediation measures, however, there can be no assurance such remediation will be successful or that we will not fail to identify new material weaknesses or other deficiencies in our internal controls in the future. As a result of such historical or potential future deficiencies or material weaknesses, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to litigation or investigations, which could require additional financial and management resources.
Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), starting with the second annual report that we file with the SEC after effectiveness of this prospectus, our management will be required to report on the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of the changes necessary to our internal control over financial reporting to conclude such controls are effective. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, investor confidence and our stock price could decline.
Additionally, when we cease to be an “emerging growth company” under Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Common Stock to decline.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we were to report any additional material weaknesses in our internal controls over financial reporting. This could materially adversely affect the price of our Common Stock.
Servicing our debt requires a significant amount of cash, and our Bank Credit Facilities contain certain restrictive covenants, which could affect our ability to operate our business and implement our business plan.
Under the Bank Credit Facilities (as defined below), we have four senior secured term loans with an aggregate principal amount of $52.2 million outstanding as of June 30, 2025, and an additional senior secured facility under which we may borrow up to an additional $3.0 million. We may incur additional debt in the future to finance our strategic acquisitions, fund our operations or for other corporate purposes.
Our ability to make scheduled payments of the principal, to pay interest on and to refinance our indebtedness, including the Bank Credit Facilities, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. A portion of cash flow from operations is expected to be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other general corporate purposes. Our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised as a result of such debt obligations. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate sufficient cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities on desirable terms or at all, which could result in a default on our debt obligations.
In addition, the Bank Credit Facilities contain certain restrictive covenants, including covenants restricting our ability to incur debt, undertake certain investments, pay dividends or make certain other payments, and require us to maintain a certain fixed charge coverage ratio, which could restrict our ability to implement our business strategy in the future. Our obligations under the Bank Credit Facilities are also secured by substantially all of our assets, and were we to default on our obligations under the Bank Credit Facilities, the lender could seek enforcement against any or all of our assets.
For further information on our outstanding debt, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Commitments and Contingencies—Financial Obligations.”
We may be subject to litigation, including securities litigation, or investigations by governmental or other bodies, and we may incur costs related to complying with investigations or litigation involving our clients and to which we are not a party.
We may be subject in the future to litigation involving our clients, competitors, employees, directors or third parties and may incur significant legal and other costs in connection with such litigation. As a result of being a US listed company, we may face increased risk of shareholder litigation, including securities law claims. We have historically had to incur costs related to complying with subpoenas for information in connection with litigation or investigations involving clients to which we were not a party. These included costs of counsel to advise on such information requests and on compliance with our confidentiality obligations to the relevant clients, and administrative costs related to complying with such information requests. We may in the future be subject to similar requests in connection with litigation or investigations involving our clients. While we generally seek indemnification for any such costs in our client agreements, not all client agreements include such indemnities, and there can be no assurance that we will be able to collect on such indemnities where they are provided. As a result, we could in the future incur substantial costs in relation to compliance with any such information requests.
We may not obtain insurance coverage to adequately cover all significant risk exposures.
There can be no assurance that we will be able to acquire or maintain insurance for all risks that may affect our business, that the amount of our insurance coverage will be adequate to cover all claims or liabilities, or that we will not be forced to bear substantial costs resulting from risks and uncertainties of business. It also may not be possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Risks Related to the Offering and Our Common Stock
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.
We intend to use the net proceeds from this offering to fund working capital and for general corporate purposes, potentially including future acquisitions of new portfolio companies. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
We may not be able to maintain compliance with Nasdaq’s listing standards, which could limit stockholders’ ability to trade our Common Stock.
As a listed company on Nasdaq, we will be required to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our Common Stock. If we fail to meet these continued listing requirements, our Common Stock may be subject to delisting, which could materially impact the liquidity of our Common Stock making it more challenging to buy and sell shares of our Common Stock.
The market price and trading volume of our Common Stock may be volatile and may be affected by economic conditions beyond our control.
There can be no assurance that the trading market for our Common Stock will be sufficiently liquid to accommodate the sale of your Common Stock, and the trading volume of our Common Stock may fluctuate and cause significant price variations to occur. The market price of our Common Stock may be highly volatile and subject to wide fluctuations. If the market price of our Common Stock declines significantly, you may be unable to resell your Common Stock at a competitive price. We cannot assure you that the market price of our Common Stock will not fluctuate or significantly decline in the future.
Some specific factors that could negatively affect the price of our Common Stock or result in fluctuations in their price and trading volume include:
•actual or expected fluctuations in our prospects or operating results;
•additions or departures of our key personnel;
•changes or proposed changes in laws, regulations or tax policy;
•sales or perceived potential sales of our Common Stock by us or our directors, senior management or stockholders in the future;
•announcements or expectations concerning additional financing efforts or business acquisitions;
•negative publicity about us, our management, or our industry in general; and
•conditions in the US and global financial markets, or in our industry in particular, or changes in general economic conditions.

The initial public offering price of our Common Stock may not be indicative of the market price of our Common Stock after this offering.
The initial public offering price was determined by negotiations between us, the selling shareholders, and representatives of the underwriters, based on numerous factors which we discuss in the section titled “Underwriting,” and may not be indicative of the market price of our Common Stock after this offering. If you purchase our Common Stock, you may not be able to resell those shares at or above the initial public offering price.
We will incur increased costs and our management will face increased demands as a result of operating as a company listed on Nasdaq and subject to Exchange Act reporting and other obligations.
As a Nasdaq listed company and SEC registrant, we will be subject to certain reporting and other obligations which will result in significant legal, accounting and other expenses that we did not incur prior to Nasdaq listing. For example, we will need to maintain certain additional internal controls, disclosure controls and procedures and prepare and distribute periodic public reports. We will be required to ensure that we have the ability to prepare consolidated financial statements that comply with SEC reporting requirements on a timely basis, and will be subject to other reporting and corporate governance requirements, including Nasdaq listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. We will also be required to maintain a majority independent board of directors and maintain board committees that meet independence and other requirements that may differ from those to which we have been subject historically. There can be no assurance that our board of directors, as thus reconstituted, will continue to be as effective as it has been historically or that we will not experience challenges in the transition to Nasdaq compliant corporate governance arrangements.
As a public company, we will be required to commit significant resources and management time and attention to these requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, the Dodd-Frank Act and related regulations implemented by the SEC and Nasdaq, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a Nasdaq listed company subject to these new rules and regulations may make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and attract and retain qualified executive officers.
We may face increased risks of shareholder activism, particularly if our US and institutional investor base grows as a result of this offering or our US listing, which could divert management attention and impact our ability to execute on our current business plan.
The increased costs associated with operating as a Nasdaq listed company may decrease our net income and may cause us to reduce costs in other areas of our business or increase the prices of our services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our Common Stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. If we elect to issue such guidance, it will be composed of forward-looking statements subject to the risks and uncertainties described in this prospectus. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Common Stock may decline.
You may be diluted by future issuances of preferred stock or additional Common Stock in connection with our employee incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.
We may from time to time issue new Common Stock, preferred stock, debt instruments or other securities convertible into Common Stock under employee incentive plans, in connection with investments or business acquisitions or to raise funds. Our certificate of incorporation authorizes us to issue one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over Common Stock respecting dividends and distributions, as our board of directors may determine (subject, for so long as our Common Stock is admitted for trading on AIM, to approval at a general meeting by shareholders at which a quorum is present by 75% of the votes cast on the matter). The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might grant to holders of preferred stock could affect the residual value of our Common Stock.
The Company cannot predict the size or price of future issuances of Common Stock or the size or terms of future issuances of preferred stock or debt instruments or other securities convertible into Common Stock, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Stock. Sales or issuances of substantial numbers of shares of Common Stock or preferred stock, or the perception that such sales or issuances could occur, may adversely affect the prevailing market price of the Common Stock. With any additional sale or issuance of Common Stock or preferred stock, or securities convertible into Common Stock, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.
The dual listing of our Common Stock is costly to maintain, may adversely affect the liquidity and value of our Common Stock and may increase our exposure to securities litigation.
Our Common Stock trades on AIM and, assuming Nasdaq approves the listing application for the Common Stock, will be listed on Nasdaq. We plan for the foreseeable future to maintain a dual listing, which will generate additional costs, including increased legal, accounting, investor relations and other expenses that we did not incur prior to the listing of our Common Stock on Nasdaq, in addition to the costs associated with the additional reporting requirements described elsewhere in this prospectus. We cannot predict the effect of this dual listing on the value of our Common Stock. However, the dual listing of Common Stock may dilute our liquidity in one or both markets and may adversely affect the development of an active trading market for our Common Stock in the US.
Further, being a UK listed company and a US public company with Common Stock admitted to trading on AIM impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the US securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

Dividends may not be declared or paid to holders of our Common Stock.
The declaration and payment of dividends by us will be at the sole discretion of our board of directors. While historically, we have issued dividends from the Company’s adjusted net profit after tax, our dividend policy may change and there can be no assurance that any dividends will be declared or paid. For example, in January 2025, we reduced our dividend rate by approximately one half in order to retain more cash within the business to fund continued growth in the business.
Our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the Bank Credit Facilities place, and future debt agreements may place, certain restrictions on our ability to pay cash dividends on our Common Stock. Should our board of directors decide not to declare a dividend, your only opportunity to achieve a return on your investment may be if the price of our Common Stock appreciates, which cannot be ensured.
We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the last day of the fiscal year after the fifth anniversary of the date of the first sale of common equity securities under an effective registration statement as an emerging growth company.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Common Stock held by non-affiliates is $250.0 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100.0 million during the most recently completed fiscal year and our voting and non-voting Common Stock held by non-affiliates is $700.0 million or more measured on the last business day of our second fiscal quarter.
It is possible that some investors will find our Common Stock less attractive as a result of the foregoing, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.
Our employees, management and principal stockholders own the majority of our stock and will be able to exert control over matters subject to stockholder approval.
As of August 15, 2025, our executive officers and directors and their respective affiliates in aggregate held, directly or indirectly, 18.5% of our outstanding Common Stock, and our employees held a further 56.9% of our Common Stock. To the extent that the same groups continue to own a significant percentage of our Common Stock, these stockholders, collectively, will be able to exert control over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of any merger, sale of substantially all our assets or other significant corporate transactions. Such shareholders, particularly those who are directors, officers or employees of the Company, may have interests that differ from the interests of other shareholders. This concentration of ownership may also prevent or discourage unsolicited acquisition proposals or offers for our Common Stock, or nomination of potential directors, that you or other stockholders may feel are in your or their best interest as one of our stockholders.
Provisions of our certificate of incorporation and bylaws may delay or prevent a takeover that may not be in the best interests of our stockholders.
Provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects which may delay, defer or prevent a takeover attempt (which include, among others, provisions for (i) a classified board of directors serving staggered three-year terms, (ii) who can fill vacancies of our board of directors, (iii) when and by whom special meetings of our stockholders may be called and (iv) the preemptive rights of our shareholders).
Our certificate of incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation provides that, unless otherwise consented to by us, the Court of Chancery of the State of Delaware, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the shareholders; (c) any action asserting a claim against the Company arising pursuant to any provision of the Delaware Corporation Law, our certificate of incorporation or our bylaws; (d) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or (e) any action asserting a claim against the Company governed by the internal affairs doctrine. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the US Securities Act, or under Nasdaq or AIM rules.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
We believe our choice of forum provision may benefit us by providing increased consistency in the application of Delaware law by chancellors and judges particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the choice of forum provision, and there can be no assurance that such provision will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.
Sales by existing shareholders can reduce share prices.
Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. Such sales, or any market perception that substantial holders of our Common Stock intend to sell our Common Stock, could reduce the market price of our Common Stock. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities. In addition, as currently unvested shares of our Common Stock held by our employees vest over time, and as we issue earnout shares pursuant to the historical acquisition agreements relating to our acquired member companies, the number of shares of Common Stock which may be sold will increase, which could reduce the market price of our Common Stock.
The Company is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses.
The Company is a holding company and essentially all of its assets are its equity ownership interests in its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts all of its business through its subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt obligations. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our certificate of incorporation provides that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Our certificate of incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the Company or amounts paid in settlement to the Company. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.
Securities research analysts may establish and publish their own periodic projections for our Company. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our Common Stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue” or “believe” or the negatives of, or other variations of, these terms or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our stockholders. Our forward-looking statements include information in this prospectus regarding general domestic and global economic conditions and the expected performance of our business. There may be events in the future, however, that we are not able to predict accurately or control.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in the forward-looking statements contained in this prospectus. The occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position. Any forward-looking statement made by us in this prospectus speaks only as of its date. Factors or events that could cause our actual results to differ from our forward-looking statements may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are advised to consult any additional reports that we in the future may file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
The following factors are among those that may cause actual results to differ materially from the forward-looking statements in this prospectus:
•reduction in the demand for our services from clients;
•damage to our reputation in our industry;
•loss of key personnel;
•inability to successfully implement our business strategy, including through future acquisitions or other strategic transactions;
•failure to adequately coordinate and monitor our operating subsidiaries;
•our inability to compete effectively outside the US or in new business lines;
•loss of employees or clients to new or existing competitors;
•competition from parties who sell their businesses to us or from professionals who depart such companies following the companies’ acquisition by us;
•errors in forecasting and planning, setting operation and financial performance targets or relying on non-GAAP financial metrics which may not provide the best measurement of our performance or may not be comparable with similar measures used by our competitors;
•macroeconomic and political risks;

•reliance on third-party suppliers and third-party technology;
•cybersecurity breaches or disruptions to our information technology systems;
•failure to comply with data privacy laws;
•failure to comply with regulations applicable to lobbying activities or other aspects of our business;
•failure to maintain effective internal controls over financial reporting; and
•the costs of servicing our debt, and the restrictions placed on our operations under related debt agreements.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Common Stock in this offering will be approximately $        million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $        per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase additional shares in full, the net proceeds to us will be approximately $         million.
We intend to use the proceeds to the Company of this offering to fund working capital and for general corporate purposes, potentially including future acquisitions of new portfolio companies. We will not receive any proceeds from the sale of Common Stock by the selling shareholders.
Assuming no exercise of the underwriters’ over-allotment option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.
An increase or decrease of one million shares of Common Stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $        , based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2025:
•on an actual basis; and
•on an as adjusted basis, after giving effect to (1) the issuance and sale of shares of our Common Stock offered by us in this offering at an assumed offering price of $                per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” and (2) any adjustments for stock split, reclassification, conversion or other recapitalization.
You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of June 30, 2025
	Actual	As Adjusted (1)(2)
($ in thousands)		(unaudited)
Cash and cash equivalents	[ ]
Total long-term debt	[ ]	[ ]
Stockholders' equity:
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 124,532,022 and 120,087,982 shares issued and outstanding, respectively	[ ]	[ ]
Additional paid-in capital	[ ]	[ ]
Accumulated deficit	[ ]	[ ]
Accumulated other comprehensive loss	[ ]	[ ]
Total stockholders’ equity	[ ]	[ ]
Total capitalization	[ ]	[ ]
___________________
(1)A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million.
(2)We intend to use the net proceeds from this offering to fund working capital and for general corporate purposes, potentially including future acquisitions of new portfolio companies. See “Use of Proceeds.”
The number of shares of our Common Stock that will be outstanding after this offering is based on 124,532,022 shares of our Common Stock outstanding as of June 30, 2025, and excludes:
•            shares of Common Stock issuable upon the exercise of options to purchase shares of our Common Stock outstanding as of June 30, 2025 with a weighted average exercise price of $2.36 (GBP 1.72) per share;
•            shares of Common Stock issuable upon the vesting of outstanding awards of deferred restricted stock units;
•            shares of Common Stock to be issued as earnout consideration pursuant to purchase agreements relating to the historical acquisitions of member companies; and
•            shares of Common Stock available for future issuance under our Omnibus Incentive Plan.

DIVIDEND POLICY
We currently intend to pay out dividends at a payout ratio of approximately 30% of Adjusted Net Income. We define Adjusted Net Income as net income excluding the impact of long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. This policy is, however, subject to change. The declaration and payment of dividends by the Company is at the sole discretion of our board of directors, and there can be no assurance that any dividends will be paid in or for any given period.
Accordingly, you may need to sell your shares of our Common Stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to the Offering and Our Common Stock —Dividends may not be declared or paid to holders of our Common Stock.”

DILUTION
If you invest in our Common Stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Common Stock and the net tangible book value per share of our Common Stock as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price of the Common Stock is substantially in excess of the book value per share attributable to the shares of Common Stock held by existing stockholders.
As of June 30, 2025, we had a net tangible book value of $(27.0) million, or $(0.22) per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities [and shares of Common Stock issuable upon exercise of outstanding options and restricted stock units, which are not included within stockholders’ equity,] divided by the number of shares of our Common Stock outstanding as of June 30, 2025.
After giving effect to (1) the sale of shares of Common Stock that we are offering hereby at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds” and (2) any adjustments for stock split, reclassification, conversion or other recapitalization, our pro forma net tangible book value (deficit) as adjusted to give effect to this offering as of June 30, 2025 would have been approximately $                million, or approximately $                per share of Common Stock. This amount represents an immediate increase in net tangible book value of $                per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $                per share to new investors purchasing shares of Common Stock in this offering at the assumed initial offering price.
Dilution per share to new investors is determined by subtracting pro forma net tangible book value (deficit) per share from the amount of cash that a new investor paid for a share of Common Stock.
The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their over-allotment option to purchase additional shares):

Assumed initial public offering price per share	$
Net tangible book value per share as of June 30, 2025	(0.22)
Increase in net tangible book value per share attributable to new investors purchasing Common Stock in this offering and the use of proceeds from this offering	$
Pro forma net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors purchasing Common Stock in this offering	$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per share after giving effect to this offering by approximately $                per share, and increase (decrease) the dilution in the pro forma net tangible book value per share to new investors by approximately $                per share, in each case, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.
Each increase (decrease) of 1.0 million shares in the number of shares of Common Stock offered by us would increase (decrease) our pro forma net tangible book value per share after giving effect to this offering by approximately $                per share and decrease (increase) the dilution to investors participating in this offering by approximately $                per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

Sales by the selling shareholders in this offering will cause the number of shares held by existing stockholders to be reduced to             shares,             or % of the total number of shares of our Common Stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to shares, or % of the total number of shares of our Common Stock outstanding immediately after the completion of this offering.
If the underwriters exercise their over-allotment option to purchase additional shares in full, the pro forma net tangible book value after giving effect to the offering would be $         per share, the increase in pro forma net tangible book value per share to existing stockholders would be $         per share and the dilution per share to new investors would be $         per share, in each case after giving effect to the offering and assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.
The number of shares of our Common Stock that will be outstanding after this offering is based on 124,532,022 shares of our Common Stock outstanding as of June 30, 2025, and excludes:
•            shares of Common Stock issuable upon the exercise of options to purchase shares of our Common Stock outstanding as of June 30, 2025 with a weighted average exercise price of $2.36 (GBP 1.72) per share;
•            shares of Common Stock issuable upon the vesting of outstanding awards of deferred restricted stock units;
•            shares of Common Stock to be issued as earnout consideration pursuant to purchase agreements relating to the historical acquisitions of member companies; and
•            shares of Common Stock available for future issuance under our Omnibus Incentive Plan.
To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of June 30, 2025, the pro forma net tangible book value per share after giving effect to this offering would be $     , and total dilution per share to new investors would be $     .
If the underwriters exercise their over-allotment option to purchase additional shares in full, our existing stockholders would own    %, and the investors purchasing shares of our Common Stock in this offering would own    % of the total number of shares of our Common Stock outstanding immediately after completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), summarizes the significant factors affecting the operating results, financial condition and liquidity, and cash flows of the Company as of and for the years ended December 31, 2024, and 2023; and for the six months ended June 30, 2025 and 2024 . This MD&A should be read in conjunction with our consolidated financial statements, the accompanying notes to the consolidated financial statements and the other financial information included in this prospectus. Except for historical information, the matters discussed in this MD&A contain various forward-looking statements that involve risks and uncertainties and are based upon judgments concerning various factors beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made, except as required by applicable law.
Overview
Through our wholly-owned subsidiaries, we operate a portfolio of firms that offer global strategic communications services, including government relations, corporate communications, public affairs, research, crisis management, financial communications and investor relations, and creative communications delivery. We are active in all major sectors of the economy, including healthcare and pharmaceuticals, asset management and financial services, energy, technology, telecoms and transportation. Our services help clients to enhance, fortify, and defend their reputations, advance corporate strategy, manage regulatory risk and opportunities, and maintain productive, ongoing engagement with their most important stakeholders including federal and state-level policy makers, financial stakeholders, employees, customers, media and the general public.
Across our member companies, our business comprises three reporting segments—Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services—corresponding to the different types of strategic communications services our member companies provide to our clients:
•Government Relations Consulting services include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and internationally through our offices in London, Shanghai, Abu Dhabi and Dubai;
•Corporate Communications & Public Affairs Consulting services include crisis communications, community relations, social and digital media, public opinion research, branding and messaging, relationship marketing and litigation support; and
•Compliance and Insights Services include compliance services and legislative tracking.
As of August 15, 2025, we had more than 1,300 active client relationships, reflecting organic growth and the completion of the recent TrailRunner acquisition with no single client representing more than 2.0% of overall revenues. Our client portfolio includes clients in the healthcare and pharmaceuticals, defense and aerospace, agriculture, financial services, energy, technology, telecom and transportation sectors. We also have a track record of high client retention, with an average annual renewal rate of approximately 78.3% and an average revenue retention rate of 84.4% between 2020 to 2024.
From January 1, 2018 to December 31, 2024, we achieved revenue growth of 28.1% CAGR, with organic revenue growth of 15.6% CAGR over the same period.
Recent Developments
We announced the earnings-accretive acquisition of Texas-based TrailRunner for initial consideration of $33.0 million in January 2025, comprising $28.1 million in cash and 2,966,138 shares of our Common Stock. Closing occurred on April 1, 2025. TrailRunner operates with a global team across offices in Texas, New York, Nashville, and Northern California, London, Shanghai, Abu Dhabi, and Dubai. There are additional contingent payments that TrailRunner International, LLC and its international entities (collectively, the “TrailRunner Seller”) can earn up to $37.0 million in the future depending on certain operating results that are achieved.
We also announced the earnings-accretive acquisition of Pine Cove for initial consideration of $3.0 million in July 2025, comprising $2.6 million in cash and 214,146 of new shares of Common Stock. Closing occurred on August 1, 2025. Pine Cove is a strategic consulting firm that serves as a long-term partner to clients ranging from start-ups to established businesses and Fortune 500 companies. It advises and supports clients in navigating regulatory and complex business challenges. There are additional contingent payments, up to $10.0 million, that Pine Cove can earn in the future depending on certain operating results that are achieved. The acquisition is in line with our growth strategy to expand into certain key US state capitals, complementing our federal capabilities with best-in-class local market expertise. Texas, as one of the largest state economies and most consequential for public policy activities, has long been one of our stated priorities for local government relations expansion. Austin, the capital of Texas, is a critical nexus of business, politics, and regulatory affairs. Together with the April 2025 acquisition of TrailRunner International, this acquisition enhances our ability to deliver top-tier strategic communications and government relations services across Texas, supporting clients at greater scale both locally and nationally. Pine Cove will become PPHC's third state government relations operation, alongside KP Public Affairs (California) and O'Neill and Associates (Massachusetts). Combined with MultiState's 50-state reach, this further strengthens PPHC's leadership in the fragmented state government relations market. The business assets of Pine Cove Capital, LLC were acquired through a newly formed wholly-owned subsidiary, Pine Cove Strategies, LLC, which will retain its brand and operate independently.
Comparison of the six months ended June 30, 2025 and June 30, 2024
Results of operations for the six months ended June 30, 2025 and June 30, 2024:

	($ in thousands, except percentages)
	Six months ended June 30,
	2025	2024	$ Change	% Change
Revenue	87,899	71,134	16,765	23.6%
Operating expenses:
Salaries and other personnel costs	72,665	58,948	13,717	23.3%
Office and other direct costs	3,286	2,734	552	20.2%
Cost of services	75,951	61,683	14,268	23.1%
General and administrative	17,025	12,611	4,414	35.0%
Mergers and acquisitions expense	276	1,557	(1,281)	(82.3)%
Depreciation and amortization expense	2,768	1,858	910	49.0%
Change in fair value of contingent consideration	2,676	2,264	413	18.2%
Total operating expenses	98,697	79,972	18,724	23.4%
Loss from operations	(10,798)	(8,838)	(1,959)	(22.2)%
Gain on bargain purchase	—	2,464	(2,464)	(100.0)%
Interest income	62	98	(36)	(36.7)%
Interest expense	(1,500)	(598)	(902)	(150.8)%
Other expense	(22)	—	(22)	—%
Net loss before income taxes	(12,258)	(6,875)	(5,383)	(78.3)%
Income tax expense	(4,088)	(3,707)	(381)	(10.3)%
Net loss	(16,346)	(10,581)	(5,764)	(54.5)%

Revenue
We generate substantially all of our revenue by providing consulting services related to Government Relations, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services, primarily through fixed-fee arrangements whereby the client pays a fixed monthly retainer or subscription amount in exchange for a predetermined set of professional services. We recognize retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. We also generate a smaller portion of our revenue from project-specific revenues which was 8.5% and 4.4% for the six months ended June 30, 2025 and 2024, respectively.
The components of fluctuations in revenue by reportable segment for the six months ended June 30, 2025, and June 30, 2024, were as follows

	($ in thousands, except percentages)
	June 30, 2025			June 30, 2024
	Revenue from acquisitions	Organic revenue	Total revenue	Total revenue	Organic Revenue Growth(1)	Total Growth
Government Relations Consulting	1,051	52,414	53,465	50,329	4.1%	6.2%
Corporate Communications & Public Affairs Consulting	10,332	17,824	28,156	15,537	14.7%	81.2%
Compliance and Insights Services	—	6,277	6,277	5,267	19.2%	19.2%
Total	11,384	76,515	87,899	71,134	7.6%	23.6%
__________________
(1)Refer to the Non-GAAP Financial Measures section below for our definition of Organic Revenue Growth.
Our total revenue increased 23.6%, to $87.9 million for the six months ended June 30, 2025 compared to $71.1 million for the six months ended June 30, 2024, with Organic Revenue Growth contributing 7.6% of growth. These increases reflect sustained client retention (with average client logo renewal rates across all our business lines of approximately 72.8% in 2024 to 82.7% for the six months ended June 30, 2025). The balance of revenue growth was driven by accretive acquisitions of Lucas and Pagefield.
Our Government Relations Consulting segment’s revenue increased by 6.2%, to $53.5 million in the six months ended June 30, 2025, compared to $50.3 million in the six months ended June 30, 2024. These increases reflect Organic Revenue Growth of 4.1%, for the six months ended June 30, 2025 driven by robust demand for regulatory and legislative support. Our lobbying firms Forbes Tate, Crossroads and Alpine each maintained their top 20 position in the Federal lobbyist rankings, as reflected in public disclosures mandated by US federal law. The remaining growth was driven by the 2024 acquisition of Pagefield.
Our Corporate Communications & Public Affairs Consulting segment’s revenue increased by 81.2%, to $28.2 million in the six months ended June 30, 2025, compared to $15.5 million in the six months ended June 30, 2024. Organically, revenue increased by 14.7% for the six months ended June 30, 2025, helped by pending elections impacting client project spend in the first half of 2024, and clients responding to clearer political direction in the first half of 2025. The remaining growth was driven by the 2024 acquisition of Pagefield and the 2025 acquisition of TrailRunner.
Our Compliance and Insight Services segment’s revenue grew by 19.2%, to $6.3 million in the six months ended June 30, 2025, compared to $5.3 million in the six months ended June 30, 2024. All of this growth was organic, driven by increasing demand for specialized services, including compliance, grant writing, and research-driven policy insights.
In the six months ended June 30, 2025, we generated $3.9 million, and 4.4% of our total revenue, outside of the US, as compared to $0.6 million, or 0.8% for the six months ended June 30, 2024.
We generate substantially all of our revenue by providing consulting services related to Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services,

primarily through fixed-fee arrangements whereby the client pays a fixed monthly retainer or subscription amount in exchange for a predetermined set of professional services. We recognize retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. We also generate a smaller portion of our revenue from project-specific revenues which was 6.5% and 5.7% in the years ending December 31, 2024 and 2023, respectively.
Cost of Services
The table below presents the components of cost of services for the six months ended June 30, 2025 and 2024:

	($ in thousands, except percentages)
	Six months ended June 30,
	2025	2024	$ Change	% Change
Salaries and other personnel costs
Personnel cost	$48,368	$39,398	$8,970	22.8%
Long-term incentive program charges	2,165	1,113	1,052	94.5%
Share-based accounting charge	13,357	13,318	39	0.3%
Post-combination compensation charge	8,776	5,120	3,656	71.4%
Total personnel costs	72,666	58,949	13,717	23.3%
Office and other direct costs
Amortization developed software	281	281	—	—%
Occupancy expense	3,004	2,453	551	22.5%
Total other cost of services	3,285	2,734	551	20.2%
Cost of services	$75,951	$61,683	$14,268	23.1%
Salaries and other personnel cost represents our largest component of cost of services. Its principal components include employee salaries, share-based accounting charges, long-term incentive program charges, post-combination compensation expense, benefits and bonuses of employees from operations that deliver services to our clients. Employee bonus amounts represent annual bonus payments paid as compensation for services to senior executives and employees based on our performance, the relative performance of the member company and the individual. In the six months ended June 30, 2025, salaries and other personnel costs increased by 23.3% to $72.7 million compared to $58.9 million for the six months ended June 30, 2024, driven by targeted hiring in tandem with revenue growth across all three segments. In the six months ended June 30, 2025, long-term incentive program charges increased by 94.5% to $2.2 million compared to $1.1 million for the prior period, this was a result of additional issuances of unvested equity securities.
Office and other direct costs represent our other component of cost of services. Its principal component includes operating lease expense for premises leased by our member companies. Occupancy expense increased by 22.5% in the six months ended June 30, 2025 to $3.0 million, compared to $2.5 million for the six months ended June 30, 2024, reflecting the addition of new office spaces associated with the acquisition of TrailRunner.

General and administrative expenses
The table below presents the components of general and administrative expenses for the six months ended June 30, 2025 and 2024:

	($ in thousands except percentages)
	Six months ended June 30,
	2025	2024	$ Change	% Change
Personnel cost	$5,883	$3,522	$2,361	67.1%
General and administrative expenses	8,969	6,687	2,282	34.1%
Occupancy expense	206	277	(71)	(25.5)%
Long term incentive program charges	486	250	236	94.3%
Share-based accounting charge	1,481	1,876	(395)	(21.1)%
General and administrative	$17,025	$12,611	$4,414	35.0%
General and administrative expenses’ principal components comprise general and administrative expenses, employee salaries, share-based accounting charges, long-term incentive program charges, post-combination compensation expense, benefits and bonuses of employees employed in our corporate function. General and administrative expenses increased by 35.0% in the six months ended June 30, 2025, to $17.0 million, compared to $12.6 million for the six months ended June 30, 2024, reflecting investments in our holding company, an increase in costs of advisors and auditors, and additional costs associated with the acquisition of TrailRunner.
Mergers and acquisitions expense
The principal components of mergers and acquisitions expense include legal, accounting and other advisory expenses, as well as transaction taxes (UK stamp duty) and debt origination costs. Mergers and acquisitions expense decreased by 82.3% in the six months ended June 30, 2025, to less than $0.3 million, compared to $1.6 million for the six months ended June 30, 2024, reflecting the reduction in costs from the relatively high 2024 costs associated with the acquisitions of Lucas and Pagefield.
Depreciation and amortization
The table below presents the components of depreciation and amortization expense:

	($ in thousands)
	Six months ended June 30,
	2025	2024
Charged to cost of services	$281	$281
Charged to depreciation and amortization expense	2,768	1,858
Total depreciation and amortization expense	$3,049	$2,139
The principal components of depreciation and amortization expense include the amortization of intangible assets relating to customer relationships and non-compete contracts. Depreciation and amortization expense increased by 42.6% in the six months ended June 30, 2025, to $3.0 million, compared to $2.1 million for the six months ended June 30, 2024, reflecting additional costs associated with the acquisitions of TrailRunner.
Change in fair value of contingent consideration
Change in fair value of contingent consideration represents changes in the fair value of contingent consideration obligations relating to historical acquisitions. The contingent consideration liability is settled through a combination of cash and shares of our Common Stock based on each respective purchase agreement, and the amount ultimately paid is dependent on the achievement of certain operating results. Change in fair value of contingent consideration increased by 18.2% in the six months ended June 30, 2025, to $2.7 million, compared to $2.3 million for the six months ended June 30, 2024, reflecting additional contingent consideration associated with the acquisitions of Lucas, Pagefield and TrailRunner, as well as the payout of contingent consideration to KP.
Gain on bargain purchase
Gain on bargain purchase comprises the difference between the fair value of the net identifiable assets acquired and the purchase price paid, where the purchase price is lower than the fair value of the acquired assets. Gain on bargain purchase decreased to zero for the six months ended June 30, 2025, compared to $2.5 million for the six months ended June 30, 2024, which was associated with the 2024 acquisition of Lucas.
Interest expense
Interest expense represents the interest expense incurred under our Bank Credit Facilities (as defined below), comprising cash interest amounts and debt discount amortization amounts. For a description of the Bank Credit Facilities, see “—Liquidity and Capital Resources—Financial Obligations,” below and Note 9 - Notes Payable to our consolidated financial statements. Interest expense increased by 150.8% for the six months ended June 30, 2025, to $1.5 million, compared to $0.6 million for the six months ended June 30, 2024, reflecting interest on increased principal amounts, associated with the new Facilities in 2025.
Comparison of the Fiscal Years Ended December 31, 2024 and December 31, 2023
Results of Operations for the Fiscal Year Ended December 31, 2024 and the Fiscal Year Ended December 31, 2023
The table below presents our audited results of operations for the years ended December 31, 2024 and 2023:

	For the year ended
	2024	2023

	($ thousands)
Revenue	149,563	134,986
Operating expenses:
Salaries and other personnel costs	126,640	111,567
Office and other direct costs	5,651	5,064
Cost of services	132,291	116,631
General and administrative	26,837	23,443
Mergers and acquisitions expense	2,434	308
Depreciation and amortization expense	4,245	3,529
Change in fair value of contingent consideration	1,910	1,711
Total operating expenses	167,716	145,622
Loss from operations	(18,152)	(10,636)
Gain on bargain purchase	2,464	4,836
Interest income	177	18
Interest expense	(1,900)	(959)
Net loss before income taxes	(17,412)	(6,741)
Income tax expense	6,545	7,503
Net loss	(23,957)	(14,244)

Revenue
The components of fluctuations in revenue by reportable segment for the year ended December 31, 2024, compared to the year ended December 31, 2023, were as follows:

	December 31, 2023	2024 Revenue from Acquisitions	2024 Organic revenue	December 31, 2024	Organic Revenue Growth(1)	Total Growth
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Government Relations Consulting	95,477	3,474	98,990	102,464	3.7%	7.3%
Corporate Communications & Public Affairs Consulting	32,257	5,768	30,637	36,405	(5.0)%	12.9%
Compliance and Insights Services	7,253	1,738	8,956	10,694	23.5%	47.4%
Total	134,986	10,980	138,583	149,563	2.7%	10.8%
__________________
(1)Refer to the Non-GAAP Financial Measures section below for our definition of Organic Revenue Growth.
Our total revenue increased 10.8%, to $149.6 million for the year ended December 31, 2024, compared to $135.0 million for the year ended December 31, 2023, with Organic Revenue Growth contributing 2.7% of growth, reflecting sustained client retention (with average renewal rates across all our business lines of approximately 78.3% in 2024) and increases in key client spend, with the number of clients spending more than $100,000 in the year increasing by 15.0% over 2023, to 503 clients, and the number of clients spending more than $250,000 increasing by 16.0% over 2023, to 137 clients. The balance of revenue growth was driven by accretive acquisitions of Lucas, Pagefield and MultiState, whose revenues were consolidated in our 2024 results but not (or, in the case of MultiState, not for the full year) in our 2023 results.
Our Government Relations Consulting segment’s revenue increased by 7.3%, to $102.5 million in the year ended December 31, 2024, compared to $95.5 million in the year ended December 31, 2023, reflecting Organic Revenue Growth of 3.7%, driven by robust demand for regulatory and legislative support. The remaining growth was driven by the acquisitions of Pagefield and MultiState.
Our Corporate Communications & Public Affairs Consulting segment’s revenue increased by 12.9%, to $36.4 million in the year ended December 31, 2024, compared to $32.3 million in the year ended December 31, 2023. Organically, revenue declined by 5.0%, a consequence of pending elections impacting client project spend in the first half of 2024. In the second half of 2024, Organic Revenue Growth in the segment returned at 3.9% as project work rebounded with clients responding to clearer political direction. The remaining growth was driven by the acquisitions of Lucas and Pagefield.
Our Compliance and Insights Services segment’s revenue grew strongly (albeit from a lower base), by 47.4%, to $10.7 million in the year ended December 31, 2024, compared to $7.3 million in the year ended December 31, 2023, reflecting Organic Revenue Growth of 23.5%, driven by increasing demand for specialized services, including compliance, grant writing, and research-driven policy insights. This growth also reflects the results from the acquisition of MultiState.
For the year ended December 31, 2024, we generated $4.0 million, or 2.7% of our revenue, outside of the US, reflecting the acquisition of Pagefield, based in the UK, in June 2024. In 2024, 97.3% of our revenue was denominated in US dollars, compared to 100.0% in 2023. With non-US dollar denominated operations, in future periods, we intend to report growth numbers on a constant currency basis in addition to the reported basis. For 2024, the difference between “constant currency” and actually reported was negligible and therefore not explicitly illustrated.

Cost of Services
Salaries and other personnel costs represent our largest component of cost of services. Its principal components include employee salaries, share-based accounting charges, long-term incentive program charges, post-combination compensation expense, benefits and bonuses of employees from operations that deliver services to our clients. Employee bonus amounts represent annual bonus payments paid as compensation for services to senior executives and employees based on our performance, the relative performance of the member company and the individual. Salaries and other personnel cost increased by 13.5%, or $15.0 million, in the year ended December 31, 2024, to $126.6 million, compared to $111.6 million for the year ended December 31, 2023, driven by targeted hiring in tandem with revenue growth across all three segments in addition to the acquisitions of MultiState, Pagefield and Lucas. Personnel costs for the Government Relations Consulting segment increased by $5.4 million, of which $1.7 million was the result of the acquisitions of Pagefield and MultiState and $3.7 million arose from increases in line with revenue as well as investments in our workforce at Alpine. Furthermore, the Corporate Communications & Public Affairs Consulting segment incurred an increase of $3.4 million in personnel costs which primarily reflects the acquisition of Lucas and Pagefield as well as the set-up of Concordant. Additionally, there was a $5.3 million increase in post-combination compensation expense relating to the Company’s business acquisitions with the increase driven by acquisitions made in 2023 recording only a partial year of compensation expense within 2023 and a full year of expense in 2024 in addition to the new compensation expense associated with the 2024 business acquisitions recorded in 2024.
Office and other direct costs represent our other component of cost of services. Its principal component includes operating lease expense for premises leased by our member companies. Office and other direct costs increased by 11.6% in the year ended December 31, 2024, to $5.7 million, compared to $5.1 million for the year ended December 31, 2023, reflecting the addition of new office spaces associated with the acquisitions of Lucas, Pagefield and MultiState.
The table below presents the components of cost of services for the years ended December 31, 2024 and 2023:

	For the year ended
	2024	2023

	($ thousands)
Salaries and other personnel costs
Personnel cost	$85,078	$76,850
Long-term incentive program charges	3,328	1,270
Share-based accounting charge	26,636	27,152
Post-combination compensation charge	11,599	6,295
	126,640	111,567
Office and other direct costs
Amortization developed software	563	469
Occupancy expense	5,088	4,595
	5,651	5,064
Cost of services	$132,291	$116,631
General and administrative expenses
General and administrative expenses’ principal components are comprised of general and administrative expenses, employee salaries, share-based accounting charges, long-term incentive program charges, post-combination compensation expense, benefits and bonuses of employees employed in our corporate function. General and administrative expenses increased by 14.5% in the year ended December 31, 2024, to $26.8 million, compared to $23.4 million for the year ended December 31, 2023, reflecting investments in our holding company, a $1.0 million increase in costs of advisors and auditors, and additional costs of $1.4 million associated with acquired businesses. Additionally, the share-based accounting charge increased by $1.4 million in 2024 due the accelerated vesting of retained 2021 pre-UK IPO shares for a single executive upon retirement from the corporate function of the Company.
The table below presents the components of general and administrative expenses for the years ended December 31, 2024 and 2023:

	For the year ended
	2024	2023

	($ thousands)
Personnel cost	$7,122	$7,111
General and administrative expenses	13,227	10,621
Occupancy expense	486	432
Long term incentive program charges	834	1,526
Share-based accounting charge	5,168	3,752
General and administrative	$26,837	$23,443
Mergers and acquisitions expense
The principal components of mergers and acquisitions expense include legal, accounting and other advisory expenses, as well as UK stamp duty and debt origination costs. Mergers and acquisitions expense increased by 689.8% in the year ended December 31, 2024, to $2.4 million, compared to $0.3 million for the year ended December 31, 2023, reflecting the costs associated with the acquisitions of Lucas and Pagefield, the latter representing our first ex-US acquisition. The mergers and acquisitions expense in the year ended December 31, 2024, includes $0.7 million in debt origination costs and $0.1 million in UK stamp duty.
Depreciation and amortization expense
The principal components of depreciation and amortization expense include the amortization of intangible assets relating to customer relationships and non-compete contracts. Depreciation and amortization expense increased by 20.3% in the year ended December 31, 2024, to $4.2 million, compared to $3.5 million for the year ended December 31, 2023, reflecting additional costs associated with the acquisitions of Lucas, Pagefield and MultiState. Depreciation and amortization expense includes depreciation of, $0.1 million reflected depreciation expense in the year ended December 31, 2024, compared to $0.1 million in the year ended December 31, 2023.
Change in fair value of contingent consideration
Change in fair value of contingent consideration represents changes in the fair value of contingent consideration obligations relating to historical acquisitions. The contingent consideration liability is settled through a combination of cash and shares of our Common Stock based on each respective purchase agreement, and the amount ultimately paid is dependent on the achievement of certain operating results. Change in fair value of contingent consideration increased by 11.6% in the year ended December 31, 2024, to $1.9 million, compared to $1.7 million for the year ended December 31, 2023, reflecting change in the fair value of contingent consideration relating to our post-UK IPO business acquisitions.
Gain on bargain purchase
Gain on bargain purchase comprises the difference between the fair value of the net identifiable assets acquired and the purchase price paid, where the purchase price is lower than the fair value of the acquired assets. Gain on bargain purchase decreased by 49.0% in the year ended December 31, 2024, to $2.5 million, compared to $4.8 million for the year ended December 31, 2023, and was associated with the acquisition of Lucas.
Interest income
Interest income was immaterial for the years ended December 31, 2024 and 2023.

Interest expense
Interest expense represents the interest expense incurred under our Bank Credit Facilities (as defined below), comprising cash interest amounts and debt discount amortization amounts. For a description of the Bank Credit Facilities, see “—Liquidity and Capital Resources—Contractual Commitments and Contingencies—Financial Obligations,” below and Note 5 to our consolidated financial statements. Interest expense increased by 98.2% in the year ended December 31, 2024, to $1.9 million, compared to $1.0 million for the year ended December 31, 2023, reflecting interest on increased principal amounts, associated with the drawdowns in 2024.
Non-GAAP Financial Measures
Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability. These financial and operating metrics include Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA Incl. M&A expense, Adjusted net income, Adjusted diluted EPS, Organic Revenue Growth and Adjusted Free Cash Flow, which are financial measures not recognized under US GAAP. These non-GAAP financial measures are used by management to measure our operating performance, but may not be directly comparable to similar measures, such as EBITDA or Adjusted EBITDA, relied on or reported by other companies, including other companies in our industry. We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business operating performance, such as equity-based compensation, the amortization of acquired intangible assets, acquisition-related post-combination compensation and contingent consideration, gains on bargain purchase price, interest and tax enables meaningful period-to-period comparisons of our operating performance. We also use these non-GAAP financial measures when publicly providing our business outlook, for internal management purposes, and as a basis for evaluating potential acquisitions and dispositions.
We believe that the exclusion of equity-based compensation expense such as stock options, restricted stock awards, restricted stock units and equity-based compensation related to retained pre-UK IPO shares granted in relation to our listing on the London Stock Exchange, is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that can vary significantly over time due to factors that are (i) unrelated to our core operating performance, and (ii) can be outside of our control. Although we exclude equity-based compensation expenses from our non-GAAP measures, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses that may increase in future periods. Additionally, we believe the exclusion of compensation expense related to share appreciation rights, which are cash settled, is unrelated to our core operating performance in addition to the fact that share appreciation rights are no longer part of our compensation plans going forward.
We define Adjusted EBITDA, which is a non-GAAP financial measure, as consolidated net loss before depreciation, interest income, interest expense, income tax expense, mergers and acquisitions (“M&A”) expenses long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. While our Adjusted EBITDA may not be directly comparable to the EBITDA or other measures used by others, we believe it helps provide a clearer picture of the underlying performance of the business by removing certain expenses tied to specific historical acquisitions, including post-combination compensation charges, as well as non-cash charges such as depreciation and amortization of intangibles. Additionally, we believe that Adjusted EBITDA provides investors and management with operating results that reflect our core operating activity of serving clients by removing the highly variable M&A costs expenditure.
We use Adjusted Net Income for the purpose of calculating Adjusted Earnings per Diluted Share (“Adjusted diluted EPS”). Management uses Adjusted diluted EPS to assess our total group operating performance on a consistent basis. We define Adjusted Net Income as net income excluding the impact of long-term incentive program charges, share-based accounting charges, post-combination compensation charges, change in fair value of contingent consideration, gain on bargain purchase price net of deferred taxes and amortization of intangible assets. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a clearer picture of our underlying business operating results.
We define Adjusted Free Cash Flow, which is a non-GAAP financial measure, as net cash provided by operating activities less cash payments for purchases of property and equipment and less acquisition-related payouts classified in operating cash flows, specifically changes in prepaid post-combination payments, changes in other liability (liability classified earnout obligations) and changes in contingent consideration. We believe this non-GAAP financial measure, when considered together with our GAAP financial results, provides management and investors with useful supplemental information on our ability to generate cash for ongoing business operations and capital deployment.
We define Net Cash (Debt) as total unrestricted cash and cash equivalents less the total principal amount of debt outstanding. The total principal amount of debt outstanding is comprised of the long-term debt and current maturities of long-term debt as presented in our consolidated balance sheets adding back any debt issuance costs. We believe that the presentation of Net Cash (Debt) provides useful information to investors because our management reviews Net Cash (Debt) as part of our oversight of overall liquidity, financial flexibility and leverage.
We define Organic Revenue Growth as the year-over-year revenue growth excluding revenues from acquired businesses for the first twelve months following the date of acquisition. For purposes of this calculation, the revenue of an acquired business is classified as acquired revenue and excluded from Organic Revenue Growth until the thirteenth month following the acquisition date. Beginning in the thirteenth month, the revenue from that acquisition is included in the Organic Revenue Growth comparison against the corresponding prior-year period. This approach ensures comparability by aligning revenue bases year-over-year and isolating the performance of our ongoing operations. We believe that Organic Revenue Growth is a useful supplemental metric for investors and management, as it provides a clearer view of underlying revenue trends excluding the impact of acquisition-related growth.

Executive Highlights
The table below presents the revenue, its growth, and other financial performance measures over the period from 2018-2024. Results for the period 2018 -2022 provides supplemental financial information prior to our initial registration with the SEC:

	2018	2019	2020	2021	2022	2023	2024	Six months ended June 2025	CAGR 2018-2024
Revenue ($m)	33.8	55.5	77.4	99.3	108.8	135.0	149.6	87.9	28.1%
Revenue growth (period-over-period)	28.0%	64.2%	39.5%	28.3%	9.6%	24.1%	10.8%	23.6%
Organic Revenue Growth (period-over-period)	25.3%	32.5%	8.3%	24.4%	6.7%	2.0%	2.7%	7.6%
Net loss ($m)					(15.0)	(14.2)	(24.0)	(16.3)
Adjusted EBITDA ($m)(1)					31.5	35.4	38.6	21.4
Net loss margin					(13.8)%	(10.6)%	(16.0)%	(18.6)%
Adjusted EBITDA margin					29.0%	26.2%	25.8%	24.4%
Top 10 clients as % of total revenue	25.9%	17.9%	12.3%	14.7%	11.0%	10.8%	8.7%	9.4%
__________________
(1)We have presented Adjusted EBITDA from 2022 onwards only as, prior to 2022, the Company was formed as a partnership with profits being distributed to the partners.
The tables below set out the non-GAAP financial measures used by our management together, in each case, with the nearest comparable measure under US GAAP.

	For the six months ended June 30,
	2025	2024	% Change
$ thousands, except per share amounts
Revenue	$87,899	$71,134	23.6%
Net loss	(16,346)	(10,581)	(54.5)%
Net loss margin	(18.6%)	(14.9%)	(3.7)pts
Adjusted EBITDA	21,446	18,798	14.1%
Adjusted EBITDA margin	24.4%	26.4%	(2.0)pts
Adjusted Net Income	15,551	12,971	19.9%
Net loss per share, basic and diluted	$(0.21)	$(0.24)	12.2%
Adjusted EPS, diluted	$0.12	$0.11	13.0%
Dividend per share	$0.047	$0.097
Net cash provided by operating activities	449	141
Adjusted Free Cash Flow	11,660	5,826
Cash and cash equivalents at end of period	9,792	5,468
Net (Debt)/Cash at end of period	(42,226)	(28,294)

Highlights from the six months ended June 30, 2025, include the following:
•Revenue increased 23.6% to $87.9 million in 2025H1 from $71.1 million in 2024H1, with Organic Revenue Growth contributing 7.6%.
•GAAP Net losses increased 54.5%, or $5.8 million, to $(16.3) million in 2025H1 from $(10.6) million in 2024H1, due to a $ 4.4 million increase in general and administrative expense largely driven by the acquisition of Lucas, Pagefield and TrailRunner; and a $2.4 million reduction to gain on bargain purchase price compared to the previous period.
•Adjusted EBITDA increased 14.1% to $21.4 million in 2025H1 from $18.8 million in 2024H1, this achieved at a 24.4% Adjusted EBITDA margin.
•Adjusted Net Income increased 19.9% to $15.6 million in 2025H1 from $13.0 million in 2024H1 driven by the increase in Adjusted EBITDA, a more favorable effective tax rate and partly offset by an increase in finance costs.
•Cash flow from operations increased by $0.3 million while Adjusted Free Cash Flow increased by 100.1% to $11.7 million in 2025H1 from $5.8 million in 2024H1.
•Debt increased by 54% to $52.1 million in 2025H1 while Net Debt increased to $42.3 million in 2025H1 compared to Net Debt of $28.9 million in 2024H1 which reflects a leverage ratio of 1:1 and the deployment of $24.0 million of new debt into the TrailRunner acquisition on April 1, 2025.
•We retain strong confidence in our outlook and have declared an interim dividend for 2025 of $            per Common Outstanding Share. This is in line with the updated dividend policy announced in January 2025, which enables the retention of more capital.

	For the year ended December 31,
	2024	2023	Change
$ thousands, except per share amounts
Revenue	149,563	134,986	10.8%
Net loss	(23,957)	(14,244)	68.2%
Net loss margin	(16.0)%	(10.6)%	-5.4pts
Adjusted EBITDA	38,563	35,376	9.0%
Adjusted EBITDA margin	25.8%	26.2%	-0.4pts
Adjusted Net Income	27,724	26,505	4.6%
Net loss per share, basic and diluted	$(0.47)	$(0.50)	(6.0)%
Adjusted diluted EPS	$0.22	$0.23	-2.2%
Dividend per share	$0.09	$0.14
Net cash provided by operating activities	16,402	10,235
Adjusted Free Cash Flow	22,237	21,370
Cash and cash equivalents at end of period	14,536	14,341
Net (Debt)/Cash at period-end	(17,509)	3,400
Highlights from the year ended December 31, 2024 include the following:
•Revenue increased 10.8% to $149.6 million in 2024 from $135.0 million in 2023, with Organic Revenue Growth contributing 3.7%.
•GAAP Net losses increased 68.2%, or $9.8 million, to $24.0 million in 2024 from $14.2 million, due to a $3.4 million increase in general and administrative expense largely driven by the acquisition of Lucas,

MultiState and Pagefield; a $2.1 million increase in M&A costs and a $2.4 million reduction to gain on bargain purchase price compared to the previous period.
•Adjusted EBITDA increased 9.0% to $38.6 million in 2024 from $35.4 million in 2023, this achieved at a 25.8% Adjusted EBITDA margin.
•Adjusted Net Income increased 4.6% to $27.7 million in 2024 from $26.5 million in 2023 driven by the increase in Adjusted EBITDA, a more favorable effective tax rate and partly offset by an increase in finance costs.
•Adjusted EBITDA in 2024 was impacted by $1.1 million of one-time start-up costs (including engagement of consultants and marketing expense in connection with brand launch) related to Concordant.
•Our balance sheet remains robust, underpinned by strong GAAP cash flow from operations which increased by $6.2 million. Further, Adjusted Free Cash Flow which increased by 3.7% to $22.2 million from $21.4 million in 2023, enabling strategic progress via organic investment and earnings-enhancing M&A.
•Debt increased by 192.9% to $32.0 million in 2024 while Net Debt increased to $17.5 million compared to Net Cash of $3.4 million in 2023 which reflects a leverage ratio of 1:1 and the deployment of $25.0 million of new debt into two earnings-accretive acquisitions in the year ended December 31, 2024.
The tables below sets forth a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net loss and net loss margin.

	($ in thousands, except percentages)
	Six months ended June 30,		Years ended December 31,
	2025	2024	2024	2023	2022
Net loss	(16,346)	(10,581)	(23,957)	(14,244)	(15,009)
Net loss margin	(18.6)%	(14.9)%	(16.0)%	(10.6%)	(13.8%)
Adjustments:
Interest income	(62)	(98)	(177)	(18)	(13)
Interest expense	1,500	598	1,900	959	17
Income tax expense	4,088	3,707	6,545	7,503	7,798
Depreciation and amortization	3,049	2,138	4,807	3,998	2,229
EBITDA	(7,771)	(4,237)	(10,882)	(1,802)	(4,978)
Long-term incentive program charges	2,651	1,363	4,162	2,796	318
Share-based accounting charge	14,838	15,194	31,804	30,904	33,392
Post-combination compensation charge	8,776	5,121	11,599	6,295	2,441
Change in fair value of contingent consideration	2,676	2,264	1,910	1,711	—
Gain on bargain purchase, net of deferred taxes	—	(2,464)	(2,464)	(4,836)	—
Adjusted EBITDA incl. M&A expenses	21,170	17,241	36,129	35,068	31,173
M&A Expenses	276	1,557	2,434	308	311
Adjusted EBITDA	21,446	18,798	38,563	35,376	31,484
Adjusted EBITDA margin	24.4%	26.4%	25.8%	26.2%	28.9%
Depreciation and Amortization of $4.8 million in the year ended December 31, 2024, (FY2023: $4.0 million) includes non-cash amortization charges of $4.7 million (FY2023: $3.9 million) relating to the amortization of acquired customer relationships, developed technology, and non-compete agreements. Depreciation and amortization expense for the six months ended June 30, 2025 of $3.0 million, compared to $2.1 million for the six months ended June 30, 2024. This increase was primarily driven by non-cash amortization charges of $2.9 million in

2025, compared to $2.0 million in 2024, related to acquired intangible assets including customer relationships, developed technology, and non-compete agreements.
Long-term incentive program charges relate to the Omnibus Incentive Plan (as defined below) under which options, stock appreciation rights, restricted stock units and restricted stock awards have been granted. The amortization of the fair value of share-based awards is recorded as an expense in the statement of operations with a portion recorded to salaries and other personnel costs within cost of services and a portion recorded to general and administrative costs.
Share-based accounting charges relate to the pre-UK IPO shares retained by our executives at the time of the London Stock Exchange IPO in 2021, governed by their new Executive Employment Agreements entered into in 2021. Under these new Employment Agreements, the retained shares were made subject to a new vesting arrangement, and will vest in equal installments over five years, provided the executive remains employed. We record a share-based accounting charge for each vesting period, with the final charge to be recorded in the year ending December 31, 2026. The expense is recorded to cost of services or general and administrative expense depending on the role of the executive. These charges are distinct from normal personnel costs because these charges are uniquely tied to the vesting agreements at the time of the 2021 UK IPO, and do not represent a cash outflow of the Company.
Post-combination expense arises from certain acquisitions that have been completed since the UK IPO in 2021. In order to protect the interests of the Company, to a certain extent the cash and shares paid and payable as part of these transactions are made subject to vesting schedules that require continued employment. The addition of these provisions to purchase price paid and payable for an acquired business creates a post-combination compensation charge in accordance with accounting guidance under US GAAP (Accounting Standards Codification 805-10-55-25). These charges are distinct from normal personnel costs because (i) these payments are directly tied to the acquisition of the respective company and prescribed within such purchase agreements (ii) these payments are incremental to the market rate compensation packages afforded to the same recipients (iii) the post-combination compensation is limited in time to the earnout period agreed at the point of acquisition of a company, and will no longer be an expense after the expiration of that earnout.
Change in fair value of contingent consideration arises from the remeasurement of contingent consideration relating to the business acquisitions of the Company. We exclude these costs, or gains, from calculating non-GAAP measures because (i) they are based upon valuation methodologies and assumptions that vary over time and are outside of our control and thus are unrelated to our core operating performance.
Gain on bargain purchase, net of deferred taxes as a non-cash gain, has been excluded from the calculation of non-GAAP measures.
M&A costs are comprised of costs incurred around the time of a transaction, such as legal and professional fees, debt origination costs, and transaction-related taxes, directly incurred as a result of acquisitions. The exclusion of merger and acquisition-related costs provides investors with a clearer understanding of our core operating performance, as these costs are unrelated to our efforts to serve our clients and can vary significantly from period-to-period depending on the timing, size, and complexity of transactions, which can distort comparability of financial results over time.

EPS and Adjusted EPS diluted for the six months ended June 30, 2025 and June 30, 2024, were as follows:

	($ in thousands, except per share amounts)
	Six months ended June 30,
	2025			2024
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net loss and Adjusted Net Income	(16,346)	31,897	15,551	(10,581)	23,553	12,972
Adjustments to Net Income
Amortization of intangible assets		2,956			2,075
Share-based accounting charge		14,838			15,194
Post-combination compensation charge		8,776			5,121
Change in fair value of contingent consideration		2,676			2,264
Long-term incentive program expense		2,651			1,363
Gain on bargain purchase price		-			(2,464)
		31,897			23,553
Weighted average number of shares outstanding
–Common Shares	85,220,817		85,220,817	64,300,816		64,300,816
–Fully Diluted	129,193,903		129,193,903	121,727,143		121,727,143
Earnings per share (EPS, $), based on
–Common Shares	$(0.21)		$0.18	$(0.24)		$0.20
–Fully Diluted (Adjusted EPS, diluted)			$0.12			$0.11

EPS and Adjusted diluted EPS for the year ended December 31, 2024, were as follows:

	$ thousands, except per share amounts
	GAAP	Adjustments(1)	Non-GAAP
Net income and Adjusted Net Income	(23,957)	51,681	27,724

Adjustments to Net Income
Amortization of intangible assets		4,671
Share-based accounting charge		31,804
Post-combination compensation charge		11,599
Change in fair value of contingent consideration		1,910
Long-term incentive program expense		4,162
Gain on bargain purchase price		(2,464)
		51,681

Weighted average number of shares outstanding
- Common Shares	67,045,796		67,045,796
- Fully Diluted			124,791,886

Earnings per share (EPS, $), based on
- Common Shares	$(0.47)		$0.41
- Fully Diluted (Adjusted diluted EPS)			$0.22
__________________
(1)Table may not sum due to immaterial rounding differences
EPS and Adjusted diluted EPS for the year ended December 31, 2023, were as follows:

	$ thousands, except per share amounts
	GAAP	Adjustments	Non-GAAP
Net income and adjusted net income	(14,244)	40,749	26,505

Adjustments to Net Income
Amortization of intangible assets		3,879
Share-based accounting charge		30,904
Post-combination compensation charge		6,295
Change in fair value of contingent consideration		1,711
Long-term incentive program expense		2,796
Gain on bargain purchase price		(4,836)
		40,749

Weighted average number of shares outstanding
- Common Shares	46,626,152		46,626,152
- Fully Diluted			120,586,017

Earnings per share (EPS, $), based on
- Common Shares	$(0.50)		$0.57
- Fully Diluted (Adjusted diluted EPS)			$0.23

The tables below sets forth a reconciliation of Adjusted Free Cash Flow to net cash provided by operating activities.

	For the six months ended June 30,
	2025	2024

	$ thousands, except where indicated
Net cash provided by operating activities	$449	$141
Prepaid post-combination expense	10,306	4,440
Change in other liability	996	982
Change in contingent consideration	3	269
Capex	(93)	(5)
Adjusted Free Cash Flow	$11,660	$5,826

	For the year ended December 31,
	2024	2023

	$ thousands, except where indicated
Net cash provided by operating activities	16,402	10,234
Prepaid post-combination expense	4,640	9,504
Change in other liability	982	1,822
Change in contingent consideration	269	43
Capex	(56)	(233)
Adjusted Free Cash Flow	22,237	21,370
The tables below sets forth a reconciliation of cash and cash equivalents at period-end to net debt at period-end.

	June 30, 2025 (Unaudited)	December 31, 2024

	($ in thousands, except percentages)
Cash and cash equivalents as of end of period	$9,792	$14,536
Notes payable, long-term, net	(43,921)	(26,014)
Notes payable, current portion, net	(8,098)	(6,031)
Net debt at period-end	$(42,226)	$(17,509)

	For the year ended December 31,
	2024	2023

	$ thousands, except where indicated
Cash and cash equivalents as of end of period	14,536	14,341
Notes payable, long-term, net	26,014	7,571
Notes payable, current portion, net	6,031	3,370
Net debt at period-end	(17,509)	3,400

Segment Results of Operations
We have three reportable segments as of June 30, 2025: Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. The results of operations of our segments are as follows:

	For the six months ended June 30,
	2025	2024	Change

	($ in thousands except percentages)
Government Relations Consulting
Revenue	$53,465	$50,329	$3,136
Staff costs	24,898	23,271	1,627
Non-staff costs	4,325	3,921	404
Segment Adjusted Pre-Bonus EBITDA	24,242	23,137	1,105

Corporate Communications & Public Affairs Consulting
Revenue	28,156	15,537	12,619
Staff costs	16,728	10,941	5,786
Non-staff costs	4,186	2,750	1,436
Segment Adjusted Pre-Bonus EBITDA	7,243	1,846	5,397

Compliance and Insights Services
Revenue	6,277	5,267	1,010
Staff costs	2,586	2,400	187
Non-staff costs	286	312	(25)
Segment Adjusted Pre-Bonus EBITDA	3,405	2,556	849

Unallocated bonus expense	(6,883)	(3,394)	(3,489)
Unallocated corporate costs	(6,815)	(6,904)	89
Adjusted EBITDA incl. M&A expense	21,192	17,241	3,951
M&A Expenses	276	1,557	(1,281)
Adjusted EBITDA	21,468	18,798	(819)
The personnel costs for the six months ended June 30, 2025 for the Government Relations Consulting segment increased by $1.6 million, of which $0.9 million was the result of the acquisitions of Pagefield and $0.7 million arose from increases in line with revenue. Furthermore, for the six months ended June 30, 2025, the personnel costs for the Corporate Communications & Public Affairs Consulting segment increased $5.8 million, which primarily reflects the acquisition of Lucas, Pagefield and TrailRunner. Additionally, there was a $0.4 million increase in post-combination compensation expense relating to the acquisitions of Lucas, Pagefield and TrailRunner.
Government Relations Consulting Segment Adjusted Pre-Bonus EBITDA increased by $1.1 million, or 4.8%, for the six months ended June 30, 2025, arising from the acquisition of Pagefield as well as organic growth, offset by associated staff costs increases.
Corporate Communications & Public Affair Consulting Segment Adjusted Pre-Bonus EBITDA increased by $5.4 million or 292.4% for the six months ended ended June 30, 2025, with an increase in business from the acquisitions of Pagefield, Lucas and TrailRunner, further amplified by organic growth in the remaining businesses.

Compliance and Insights Services Segment Adjusted Pre-Bonus EBITDA increased by $0.8 million, or 33.2%, for the six months ended June 30, 2025. The underlying business lines continued to perform well, and benefited from improving margins due to revenue growth in combination with extensive use of technology.
We have three reportable segments as of December 31, 2024, Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. The results of operations of our segments are as follows:

	For the year ended December 31,
	2024	2023	Change

	$ thousands, except where indicated
Government Relations Consulting
Revenue	102,464	95,477	6,987
Staff costs	47,342	41,963	5,379
Non-staff costs	8,173	7,594	579
Segment Adjusted Pre-Bonus EBITDA	46,950	45,919	1,029

Corporate Communications & Public Affairs Consulting
Revenue	36,405	32,257	4,148
Staff costs	23,419	19,990	3,429
Non-staff costs	5,203	3,517	1,686
Segment Adjusted Pre-Bonus EBITDA	7,784	8,750	(966)

Compliance and Insights Services
Revenue	10,694	7,253	3,441
Staff costs	4,893	3,548	1,345
Non-staff costs	703	566	137
Segment Adjusted Pre-Bonus EBITDA	5,098	3,139	1,959

Unallocated bonus expense	10,375	13,178	(2,803)
Unallocated corporate costs	13,328	9,562	3,766
Adjusted EBITDA incl. M&A expense	36,129	35,068	1,061
M&A expense	2,434	308	2,126
Adjusted EBITDA	38,563	35,376	3,187
Government Relations Consulting Segment Adjusted Pre-Bonus EBITDA increased by $1.0 million from the acquisitions of MultiState and Pagefield as well as organic growth, offset by associated staff costs increases as well as a re-investment initiative at Alpine with temporary negative margin impact.
Public Affair Consulting Segment Adjusted Pre-Bonus EBITDA declined by $1.0 million, with an increase in business from the acquisitions of Pagefield and Lucas being offset by a decline in the remaining businesses. This decline primarily arose in the first half of 2024 (also following a decline in the second half of 2023), reflecting a reduction in client project spend. We believe this reduction in project spend in 2023 was primarily driven by economic headwinds (spurred by geopolitical tensions and other factors), while in 2024 this was primarily driven by the pending US elections which traditionally dampen policy communications due to media prices and political uncertainty. In the second half of 2024, Corporate Communications & Public Affairs Consulting resumed its growth.
Compliance and Insights Services Segment Adjusted Pre-Bonus EBITDA increased by $2.0 million primarily driven by the acquisition of MultiState. The underlying business lines continued to perform well, and benefited from improving margins due to revenue growth in combination with extensive use of technology.

Factors Affecting Our Results of Operations
Ongoing changes in policy, regulatory and political activity are driving demand for our services.
The size of the market for government relations services has steadily grown over the past decade. Federal level lobbying increased at a CAGR of over 3.0% between 2014 and 2024. In general, changes in power - and the associated change in agendas – drive a need for clients to interact with government and voter constituencies on policy matters. In recent years this market growth was driven by historic levels of stimulus and infrastructure spending from the federal government during and immediately after the COVID years, increased focus on state and city lobbying, and active legislative agendas at all government levels. Also following the outcome of the 2025 US elections, we have observed material new business activity in the US driven by evolving US tariff policies, tax policies, antitrust initiatives and an expected move toward deregulation of certain industries. These factors are applicable to all three segments of our group.
The market for public affairs is complementary to that for government relations, and is believed to be larger. While the long-term growth trends for all of these markets are believed to be similar, in the short term. Public affairs is more susceptible to the swings of economic environment and timing of elections.
Since our inception, we have grown our business substantially through strategic acquisitions of other firms in our industry and expect to make additional acquisitions in the future.
Since our founding in 2014, we have acquired multiple businesses, which currently operate as 12 semi-autonomous member companies. Following each successive acquisition, each new member company has been integrated into our corporate structure and its financial position, cash flows and operating results subsequently consolidated in to our accounts and annual financial statements. Our revenue has grown significantly over the period since 2014 in part as a result of such consolidation as well organic growth. In the years ending December 31, 2023 and 2024, we acquired three businesses (MultiState, Lucas and Pagefield); in April 2025, we also completed the acquisition of TrailRunner and in August 2025, we completed the acquisition of Pine Cove. We continue to actively seek to expand our portfolio of member companies internationally with strategically and financially attractive opportunities while adding complementary specializations. We believe that we can substantially grow our revenue in the coming years through a combination of such acquisitions and organic growth. Our ability to grow our revenues through further M&A activity, and to and achieve our desired EBITDA margins, will depend on a number of factors, including the availability of acquisition targets and our ability to negotiate favorable pricing and terms, factors which may in turn be impacted by market conditions, interest rates and the demand for services in our industry.
Limited Exposure to Shifts in Political Power
Since inception, our strategy has been to minimize reliance on the political orientation of the parties that control executive or legislative government bodies. To that end, each of our member companies operates with clients from across the political spectrum irrespective of their party affiliation. In addition, we do not engage in work for political campaigns. This approach is intended to ensure stability in our client base and mitigate the potential impact of changes in political leadership on our business operations.
Relatively low cyclicality of demand for lobbying services helps mitigate greater cyclicality in the public affairs and strategic communications market.
The level and variability of demand for lobbying services varies by industry, and the demand for lobbying services can be impacted by political developments such as proposed legislation affecting a particular industry or group. For example, in a given year, proposed soda taxes may result in increased lobbying expenditure by the beverage industry or legislation affecting federal health care spending or reimbursements could boost lobbying expenditure by the healthcare and pharmaceutical industries. Overall, however, lobbying expenditure appears to be less correlated to the economic cycle, and has shown a relatively modest decline during recent recessions—for example, there was only a ~2% decline in active lobbyist positions during the 2008 recession.
By contrast, corporate allocations to public affairs are more exposed to cyclicality, for example through project-based fees, than government relations. During an economic downturn, clients may be more likely to defer big public affairs projects and trim media spend. Increased public affairs spending in recent years has been driven by several key trends, including more advanced digital engagement capabilities and channels and heightened consumer and brand activism, but there can be no assurance that such trends will continue. We believe that our core lobbying relationships provide a strong foothold giving us access to client decision makers, and we have seen less cyclical variability in our related public affairs revenues than our competitors that do not have integrated lobbying offerings.
There has been recent discussion in the financial press about a heightened risk of recession in the US or other global markets over the next 12 months. While, as noted, we would expect any resulting impact on the demand for our services to be felt primarily in our Corporate Communications & Public Affairs Consulting segment, a prolonged or severe downturn in the US or global economy could negatively impact demand for lobbying and public affairs services and thus our revenues and results of operations.
Digital disruption and AI are likely to continue to affect the needs of our Strategic Communications and Public Affairs clients and the way we do business.
Work in our Government Relations Consulting segment has faced limited digital disruption to its core business model or service offering. Firms still largely operate in a traditional way based on relationships and face-to face interactions (physically or virtually). Digital content, communication and channels have, however, been a significant disruptor to the public relations industry as well as the strategic communications sector and have significantly changed the way that communications and advocacy are delivered. Data analytics knowledge and tools have become increasingly valuable and are more often than not required hiring criteria for agency employees.
Liquidity and Capital Resources
Our primary sources of liquidity have been cash flows from operations and bank borrowings, and our principal uses of cash flows from operations include investment in strategic acquisitions and distributions to our shareholders.
Our ability to fund future acquisitions, capital expenditures and working capital, and to make scheduled payments of principal, or to pay the interest on, or to refinance, our indebtedness, will depend on our future performance and our ability to generate cash, which, to a certain extent, is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors that are beyond our control. We believe that our cash flows from operating activities and bank borrowings will be sufficient to fund our anticipated acquisitions, capital expenditure, working capital requirements and debt service requirements as they become due.
Our working capital cycle typically peaks during the second quarter of the year due to the timing of payments for incentive compensation, income taxes and contingent purchase price obligations. In addition, we have contractual obligations related to our long-term debt (principal and interest payments), recurring business operations, primarily related to lease obligations, and acquisition-related obligations. Our principal discretionary cash spending includes dividend payments to common shareholders and strategic acquisitions. The Company has adjusted its dividend policy in January 2025, to propose to approximately halve the dividend paid per share in order to preserve capital for future M&A opportunities. The Company anticipates continuing to avail itself of debt facilities, however management will continue to consider all available sources of capital.

Historical cash flows
The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
	($ thousands)
Net cash provided by operating activities	$449	$141
Net cash used in investing activities	(18,615)	(19,788)
Net cash provided by financing activities	13,387	10,790
Effect of exchange rate changes on cash and cash equivalents	36	(16)
Net decrease in cash and cash equivalents	(4,744)	(8,874)
Cash and cash equivalents as of beginning of year	14,536	14,341
Cash and cash equivalents as of end of year	$9,792	$5,468
Cash flows generated from operating activities for the six months ended June 30, 2025 and 2024
Net cash provided by operating activities was $0.4 million for the six months ended June 30, 2025, compared to $0.1 million for the six months ended June 30, 2024. This increase of $0.3 million, or 218.7%, was primarily due to the growth in our business operations, additional income associated with the acquisition of Lucas, Pagefield and TrailRunner, and favorable movements in working capital. In absolute terms, the net cash provided by operating activities tends to be lower in the first 6 months of the year due to payment of bonuses.
Cash flows used in investing activities for the six months ended June 30, 2025 and 2024
Cash flows used in investing activities was $(18.6) million for the six months ended June 30, 2025, compared to $(19.8) million for the six months ended June 30, 2024. This decrease of $1.2 million, or 5.9% was primarily due to an increase in the amount of cash paid for acquisitions (net of cash acquired), reflecting the acquisition of TrailRunner in 2025 and the acquisitions of Lucas and Pagefield in 2024.
Cash flows used in financing activities for the six months ended June 30, 2025 and 2024
Cash flows used in financing activities was $13.4 million for the six months ended June 30, 2025, compared to $10.8 million used in financing activities for the six months ended June 30, 2024. This increase of $2.6 million or 24.1% was primarily due to an increase in the proceeds from drawdowns under the Bank Credit Facilities.
The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023

	($ thousands)
Net cash provided by operating activities	16,402	10,235
Net cash used in investing activities	(19,490)	(10,079)
Net cash provided by (used in) financing activities	3,337	(7,017)
Effect of exchange rate changes on cash and cash equivalents	(55)	—
Net increase (decrease) in cash and cash equivalents	195	(6,861)
Cash and cash equivalents as of beginning of year	14,341	21,202
Cash and cash equivalents as of end of year	14,536	14,341

Cash flows generated from operating activities for the years ended December 31, 2024 and 2023
Net cash provided by operating activities was $16.4 million in the year ended December 31, 2024, compared to $10.2 million in the year ended December 31, 2023. This increase was primarily driven by a decrease in post-combination compensation payments relating to business acquisitions from $11.3 million to $5.9 million.
Cash flows used in investing activities for the years ended December 31, 2024 and 2023
Cash flows used in investing activities were $19.5 million in the year ended December 31, 2024, compared to $10.1 million in the year ended December 31, 2023. This increase was primarily due to an increase in the amount of cash paid for acquisitions (net of cash acquired), reflecting the acquisitions of Lucas and Pagefield, offset to some degree by the current portion of the Alpine Notes Receivable, a one-time loan of up to $750,000 (of which $513,000 was drawn on April 14, 2022) made by the Company to AG Holdings, Inc. (formerly The Alpine Group Inc.) in December 2021 to cover certain tax obligations related to the sale of shares in the UK IPO.
Cash flows used in financing activities for the years ended December 31, 2024 and 2023
Cash flows provided by financing activities were $3.3 million in the year ended December 31, 2024, compared to $7.0 million used in financing activities in the year ended December 31, 2023. This increase was primarily due to a $11.0 million increase in the proceeds from drawdowns under the Bank Credit Facilities.
The following table summarizes the components of changes in cash and cash equivalents for the six months ended June 30, 2025 and 2024:

	Six months ended June30,
	2025	2024	% change	change

	($ thousands)			($ thousands)
Net cash provided by operating activities - as reported	$449	$141	218.7%	$308
Add back: items related to acquisitions	11,305	5,691	98.6%	5,614
Principal cash sources	11,754	5,832	101.5%	5,922
Capital expenditures	(93)	(5)	1880.3%	(88)
Dividends paid	(5,765)	(11,202)	(48.5)%	5,437
Acquisition payments, including payment of contingent purchase price obligations, net of cash acquired	(30,553)	(26,224)	16.5%	(4,329)
Principal cash uses	(36,411)	(37,431)	(2.7)%	1,020
Principal cash uses in excess of principal cash sources	(24,657)	(31,599)	(22.0)%	6,941
Effect of foreign exchange rate changes on cash and cash equivalents	36	(16)	(326.0)%	51
Net financing activities	19,878	22,741	(12.6)%	(2,863)
Decrease in cash and cash equivalents - as reported	$(4,744)	$(8,874)	(46.5)%	$4,130

The following table summarizes the components of changes in cash and cash equivalents for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023	change (%)	change

	($ thousands)			($ thousands)
Net cash provided by operating activities - as reported	16,402	10,235	60.3%	6,167
Add back: items related to acquisitions	5,890	11,368	(48.2)%	(5,478)
Principal cash sources	22,292	21,603	3.2%	690
Capital expenditures	(56)	(233)	(76.0)%	177
Note receivable to related parties	350	(1,750)	(120.0)%	2,100
Dividends paid	(16,836)	(15,843)	6.3%	(993)
Acquisition payments, including payment of contingent purchase price obligations, net of cash acquired	(26,424)	(21,243)	24.4%	(5,181)
Principal cash uses	(42,966)	(39,069)	10.0%	(3,896)
Principal cash uses in excess of principal cash sources	(20,674)	(17,466)	18.4%	(3,206)
Effect of foreign exchange rate changes on cash and cash equivalents	(55)	—		(55)
Net financing activities	20,924	10,605	97.3%	10,316
Decrease in cash and cash equivalents - as reported	195	(6,861)	(102.8)%	7,056
Future Capital Requirements
We are actively seeking to expand our portfolio of member companies internationally with strategically and financially attractive opportunities while adding complementary specializations. In the periods presented, we have invested, on average, $23.8 million of cash per year in M&A activities. This pattern is likely to continue or be accelerated. We expect to fund the cash component of the purchase price for such acquisitions with net cash from operating activities and a combination of new stock issuance and debt financing.
Our capital expenditures principally include investments in office build-outs and small equipment, and have not historically been material to the Company.
Contractual Commitments and Contingencies
Contractual obligations
Our principal contractual obligations consist of our obligations in respect of financial indebtedness that is owed under our credit facilities. In addition, we have obligations under leases, trade and other payables, capital commitments and other contractual commitments. Finally, we have earnout obligations under acquisition agreements. We expect that our contractual commitments may evolve over time in response to current business and market conditions, with the result that future amounts due may differ considerably from the expected amounts payable set out in the table below.

	Payments due by
Contractual obligations	2025	2026	2027	2028	Thereafter	Total

	($ thousands)
Long-term debt (excluding interest)	4,718	9,148	9,450	17,600	11,311	52,227
Operating lease obligations	3,132	6,295	5,352	4,650	4,235	23,663
Total	$7,850	$15,443	$14,802	$22,250	$15,546	$75,889
Financial obligations
Bank Credit Facilities
On February 28, 2023, PPHC entered into a $17.0 million credit agreement with Bank of America (as amended, the “Credit Agreement”), providing for a senior secured line of credit of up to $3.0 million (the “2023 Facility 1”) and a senior secured term loan of $14.0 million (the “2023 Facility 2,” and, together with the 2023 Facility 1, the “2023 Facilities”). In April 2024 and June 2024, respectively, we entered into two amendments to the Credit Agreement, which provided for two additional term loans in the amounts of, respectively, $6.0 million (the “2024 Term Loan A”) and $19.0 million (the “2024 Term Loan B,” and, together with the 2024 Term Loan A, the “2024 Facilities”). In January 2025, we entered into a third amendment, creating an additional term loan of up to $24.0 million (the “2025 Term Loan,” and, together with the 2023 Facilities and the 2024 Facilities, the “Bank Credit Facilities”),
The interest rate under the 2023 Facilities is the Secured Overnight Financing Rate (“SOFR”) as administered by the Federal Reserve Bank of New York, plus 2.25% per annum. The interest rate under the 2024 Facilities is SOFR plus 2.60% per annum, and the interest rate under the 2025 Term Loan is SOFR plus 2.60% per annum. Interest is payable monthly.
The Bank Credit Facilities are collateralized by substantially all of our assets.
The Bank Credit Facilities mature on March 31, 2029.
As of December 31, 2024, there was no balance outstanding under the 2023 Facility 1; $7.9 million outstanding under the 2023 Facility 2; $5.9 million outstanding under the 2024 Term Loan A; $18.5 million under the 2024 Term Loan B; and no balance outstanding under the 2025 Term Loan.
As of June 30. 2025, there was no balance outstanding under the 2023 Facility 1; $6.1 million outstanding under the 2023 Facility 2; $5.4 million outstanding under the 2024 Term Loan A; $17.1 million under the 2024 Term Loan B; and $23.6 million outstanding under the 2025 Term Loan.
As of December 31, 2024, under the 2023 Facility 1, we had capacity to re-borrow up to $3.0 million, less any outstanding letters of credit, or 80% of our eligible receivables, whichever is less.

As of June 30, 2025, the principal maturities under the Bank Credit Facilities were as follows:

	($ thousands)
	Principal amount maturing under
	2023 Facility 1	2023 Facility 2	2024 Term Loan A	2024 Term Loan B	2025 Term Loan C	Total
2025	—	1,050	450	1,425	1,793	4,718
2026	—	2,100	900	2,850	3,298	9,148
2027	—	2,100	900	2,850	3,600	9,450
2028	—	875	3,150	9,975	3,600	17,600
2029	—	—	—	—	11,311	11,311
	—	6,125	5,400	17,100	23,602	52,227
As of December 31, 2024, the principal maturities under the Bank Credit Facilities were as follows:

	Principal amount maturing under
	2023 Facility 1	2023 Facility 2	2024 Term Loan A	2024 Term Loan B	Total

	$ thousands
2025	—	2,450	900	2,850	6,200
2026	—	2,100	900	2,850	5,850
2027	—	2,100	900	2,850	5,850
2028	—	1,225	3,150	9,975	14,350
	—	7,875	5,850	18,525	32,250
Contingent Obligations
Earnout obligations
As part of the typical structure of our acquisitions of new member companies, we are committed to making certain earnout payments. These earnout payments are based on a profit-driven formula and only materialize if the acquired company realizes profit growth after the date of completion. Payments are typically made in a mix of cash and shares. In turn, each of these components of earnout payments may be subject to further vesting requirements and employment conditions, which keeps the recipients financially committed to business.
In relation to these earnout payments, as of June 30, 2025, we recorded liabilities of $22.0 million on our balance sheet, spread across the line items Contingent Consideration and Other Liabilities. This number reflects both the estimated foreseen nominal payments, and also discount factors and fair value estimates. In nominal terms, over the period 2025-2030, based on expected performance of each of the acquired companies, we anticipate having to make earnout payments of $75.4 million, of which $42.7 million would be payable in cash, and the remainder in shares. The maximum earnout liability over that same period, which would only be reached if each acquisition meets very aggressive profit growth targets, would be $132.8 million, of which $77.7 million would be payable in cash, and the remainder in shares. Generally, in order for the equity holders of an acquired business to achieve their maximum earnout payments, the acquired business would need to grow its profit by 25-30% annually over the earnout period.

The following tables summarizes nominal earnout expectations:

	($ in thousands)
	Remainder of 2025	2026	2027	2028	2029	2030	Total
Expected earnout payments in Cash	$1,125	$10,900	$3,479	$19,112	$1,688	$6,384	$42,689
Expected earnout payments in PPHC stock	$—	$4,600	$1,694	$19,112	$945	$6,384	$32,735
Expected earnout payments - total	$1,125	$15,500	$5,174	$38,224	$2,633	$12,769	$75,425

Maximum earnout payments in Cash	$1,539	$16,534	$12,896	$22,750	$13,957	$10,000	$77,677
Maximum earnout payments in PPHC stock	$—	$7,586	$6,457	$22,750	$8,305	$10,000	$55,098
Maximum earnout payments - total	$1,539	$24,120	$19,353	$45,500	$22,262	$20,000	$132,774
We expect that our contingent obligations may evolve over time in response to current business and market conditions, with the result that future amounts due may differ considerably from the expected amounts payable set out in the table above.
Off-Balance Sheet Arrangements
During the fiscal years ended December 31, 2024 and 2023, and the six months ended June 30, 2025, we did not engage in any off-balance sheet commitments, contingencies or arrangements as set forth in Item 303(b) of Regulation S-K.
Critical Accounting Estimates
Business Acquisitions and Valuation of Contingent Consideration and Post-Combination Liabilities
The Company accounts for business acquisitions using the acquisition method. Under ASC 805 Business Combinations, a business combination occurs when an entity obtains control of a “business.” The Company determines whether or not the gross assets acquired meet the definition of a business. If they meet this criteria, the Company accounts for the transaction as a business acquisition. If they do not meet this criteria the transaction is accounted for as an asset acquisition. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities.
Contingent consideration is measured at fair value at the date of acquisition and is based on expected cash flow of the acquisition target discounted over time using an observable market discount rate. The Company generally utilizes outside valuation experts to determine the amount of contingent consideration. We estimate and record the acquisition date fair value of contingent consideration as part of purchase price consideration for business acquisitions. Additionally, each reporting period, we estimate changes in the fair value of contingent consideration and recognizes any change in fair value in our consolidated statements of operations and other comprehensive loss. The fair value of the contingent consideration is generally measured using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize subjective assumptions and estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect our future financial results. The contingent consideration liability is to be settled through a combination of cash and shares of Common Stock based on each respective purchase agreement and the amount ultimately paid is dependent on the achievement of certain future operating results. During the years ended December 31, 2024 and 2023, the Company recorded a loss from the change of fair value of contingent consideration of $1,909,750 and $1,711,235, respectively, which are included in operating expenses on the accompanying consolidated statement of operations. During the six months ended June 30, 2025 and 2024, the Company recorded a loss from the change of fair value of contingent consideration of $2,676,344 and $2,263,577, respectively, which are included in operating expenses on the unaudited condensed consolidated statement of operations.
Furthermore, the contractual purchase price of business acquisitions may include future payments to the seller that are not accounted for under ASC 805 Business Combinations due the existence of contractual vesting periods or claw-backs. Such future payments are generally recorded as liabilities of the Company. When a component of the contractual purchase price of an acquired business is determined not to be consideration transferred in exchange for the business, and should therefore be accounted for as a separate transaction (such as compensation costs), the Company may, on occasion, recognize a gain on bargain purchase price because the accounting purchase price is not inclusive of such a separate component of the contractual purchase price when being compared to the fair value of the identifiable net assets of the acquired business which, in some cases, may result in the fair value of the identifiable net assets being in excess of the fair value of the purchase price consideration.
The Company records post-combination business expense over the vesting or claw-back period applicable for these future payments on a straight-line basis with the amount accrued recorded as other liability. The future earnout payments that have vesting or claw-back rights tied to employment will reduce the amount of the other liability when paid. The fair value of other liabilities is measured using the same Monte Carlo simulation with the same assumptions and inputs as outlined above for contingent consideration liabilities. The fair value of post-combination compensation obligations is remeasured at each reporting date, any changes in fair value are reflected as a cumulative catch up to post-combination compensation expense in the period in which the remeasurement occurred.
Goodwill and Indefinite-lived Intangible Assets
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired and the indefinite-lived intangible assets which consists of trademarks. In accordance with ASC 350, Intangibles - Goodwill and Other, goodwill and indefinite-lived intangible assets are not amortized but tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We test our goodwill and indefinite-lived intangible assets for impairment annually as of the end of the fourth quarter using the qualitative assessment. The process of evaluating the potential impairment is highly subjective and requires the application of significant judgment. We first assess whether there are qualitative factors which would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. We consider events and circumstances such as, but not limited to, macroeconomic conditions, industry and market conditions, our overall financial performance, and other relevant entity-specific events. If the qualitative assessment indicates that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment is performed. Based on the results of our qualitative assessment, there was no goodwill or indefinite-lived intangible asset impairment for the years ended December 31, 2024 and 2023.
Other Intangible Assets
Our definite-lived intangible assets consist of customer relationships, developed technology and non-compete agreements that have been acquired through various acquisitions. The Company generally utilizes third-party specialists to determine the fair value of acquired intangible assets. The valuation of these assets involves significant judgment and the use of valuation techniques such as the multi-period excess earnings method and the with-and-without method. These models require management to make assumptions about future revenue growth, customer attrition, operating margins, contributory asset charges, and discount rates. Changes in these assumptions could materially affect the fair value assigned to the intangible assets and the related amortization expense.
We amortize these assets over their estimated useful lives. Long-lived assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset. We have not recorded any impairment charges related to long-lived assets for the years ended December 31, 2024 and 2023.
Long-term incentive program charges
The fair value of awards issued under the Company’s long-term incentive program are estimated using a Black-Scholes option-pricing model on the grant date which requires subjective inputs. The inputs of the option-pricing model include the fair market value of our Common Stock based on the closing price as reported on the date of the grant on the AIM, estimated dividend yield, expected stock price volatility and risk-free interest rate. The amortization of the fair value of share-based awards is recorded as an expense in the statement of operations either within salaries and other personnel costs within cost of services or to general and administrative costs.
Critical Accounting Policies
Revenue Recognition
Revenue is recognized when control of services provided are transferred to customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. A significant portion of the Company’s contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month's notice without any substantial penalty. As such, the Company believes such contracts should be treated as a month-to-month contract as this reflects the non-cancellable period of performance. For performance obligations for which the Company acts as an agent, the Company records revenue as the net amount of the gross billings less amounts remitted to the third party.
Business Combinations
Business combinations are accounted for using the acquisition method which requires that the assets acquired and liabilities assumed be recorded as of the date of the acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are generally recognized at fair value. If fair value cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated financial statements after the date of acquisition.
Changes in and disagreements with accountants on accounting and financial disclosure
Upon the recommendation of our audit committee, we engaged Forvis Mazars, LLP on July 13, 2024 as the Company’s independent external (statutory) auditors for the year ending December 31, 2024. In connection with this appointment, in July 2024, upon the recommendation of our audit committee, we terminated the engagement of MN Blum, LLC (“MN Blum”) as our component auditor and terminated the engagement of Crowe U.K. LLP (“Crowe UK”) as our statutory auditor for the year ended December 31, 2024.
Neither MN Blum nor Crowe UK prepared reports on our financial statements for the year ended December 31, 2024.
No report by MN Blum or Crowe UK on our financial statements for the years ended December 31, 2022 or 2023, or for any subsequent interim period, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and there were no disagreements with respect to any such period with MN Blum or Crowe UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MN Blum or Crowe UK, respectively, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report for such period.
There were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K for such years and subsequent interim period through July 13, 2024.

In accordance with Item 304(a)(3) of Regulation S-K, we have provided MN Blum and Crowe UK with a copy of this prospectus and requested that each of MN Blum and Crowe UK furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein.
During the fiscal years ended December 31, 2023 and 2022, and during the interim period through July 13, 2024, neither the Company nor anyone on its behalf consulted with Forvis Mazars, LLP regarding either (1) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Forvis Mazars, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

BUSINESS
Overview
Our mission is to become the preeminent provider of global strategic communications by uniting a diverse group of leading government relations, corporate communications and public affairs specialists around the world for the collective success of our clients, employees, and shareholders.
Founded by veteran advisors with decades of experience in Washington, D.C.’s public policy and government relations landscape, we have grown and diversified our global communications advisory business through targeted acquisitions and organic growth. We designed our business to address the growing complexity and costs facing major corporate and non-profit entities in managing increasingly intricate and interdependent public policy and reputational challenges, and we now help more than 1,300 clients around the world navigate today’s complex mosaic of stakeholders across the full spectrum of corporate affairs. Our clients include nearly half of the Fortune 100.
Across our growing portfolio, our specialized firms offer global strategic communications services, including government relations, corporate communications, public affairs, research, crisis management, financial communications and investor relations, and creative communications delivery. We are active in all major sectors of the economy, including healthcare and pharmaceuticals, asset management and financial services, energy, technology, telecoms and transportation. Our diverse and complementary services help clients enhance, fortify and defend their reputations, advance corporate strategy, manage regulatory risk and opportunities, and maintain productive, ongoing engagement with their most important stakeholders including federal- and state-level policy makers, investors, employees, customers, the media, and the general public. We do this in multiple jurisdictions and with our diverse and complementary capabilities.
Our business comprises three reporting segments—Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services—corresponding to the different types of strategic communications services our member companies provide to our clients:
Government Relations Consulting services (which are also commonly referred to as “lobbying”) include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and in the United Kingdom through our offices in London;
Corporate Communications & Public Affairs Consulting services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing, across the United States and internationally through our offices in London, Shanghai, Abu Dhabi, and Dubai; and
Compliance and Insights Services include lobbying compliance services and legislative tracking.
Importantly, as distinct from legacy branded competitors in our industry who have sought to be all-in-one providers of strategic communications services to their clients, we deliver complementary strategic communications services through stand-alone firms. Each of our firms is recognized for excellence in its respective area of expertise, and is incentivized to collaborate and to partner with each of our other firms while maintaining a strong focus on its specialized services. Our business model allows us to deliver both the scale and reach of those all-in-one providers and also the higher standards of quality, service, creativity, and nimbleness that traditionally have been the domain of smaller boutiques. We seek to eliminate for clients the traditional trade-off between scale and quality, and our growth demonstrates that our business model is well-suited to the needs and preferences of modern clients.
Since our inception in 2014, we have acquired and integrated numerous businesses specializing in key facets of the global strategic communications market. Under our holding company, we now operate as 12 member companies in the United States and the United Kingdom, with expanding reach into Europe and parts of Asia and the Middle East. Our 12 member companies (together with PPHC, the “Company”) include Crossroads Strategies, LLC (“Crossroads”), Forbes Tate Partners LLC (“Forbes Tate”), Blue Engine Message & Media, LLC (doing business as Seven Letter) (“Seven Letter”), O’Neill & Partners, LLC (doing business as O’Neill & Associates) (“O’Neill”),

Alpine Group Partners, LLC (“Alpine”), KP Public Affairs LLC (“KP”), MultiState Associates, LLC (“MultiState”), Concordant LLC (“Concordant”), Lucas Public Affairs, LLC (“Lucas”), Pagefield Communications Limited (“Pagefield”),TrailRunner International, LLC (“TrailRunner”), and Pine Cove Strategies, LLC (“Pine Cove”).
We announced the earnings-accretive acquisition of Texas-based TrailRunner for initial consideration of $33.0 million plus potential earnout payments in January 2025. Closing occurred on April 1, 2025. TrailRunner operates with a global team across offices in Texas, New York, Nashville, and Northern California, London, Shanghai, Abu Dhabi, and Dubai. We announced the earnings-accretive acquisition of Pine Cove for initial consideration of $3.0 million in July 2025 plus potential earnout payments. Pine Cove is a strategic consulting firm that serves as a long-term partner to clients ranging from start-ups to established businesses and Fortune 500 companies. It advises and supports clients in navigating regulatory and complex business challenges.
We operate in large, growing markets. We estimate that our total addressable market (“TAM”) in 2024 was in excess of $20.0 billion, comprising $4.4 billion of disclosed federal lobbying expenditure, $2.2 billion of disclosed US state-based lobbying expenditure, an estimated $5.6 billion of global public affairs spend, and an estimated $8.4 billion global corporate communications spend. The latter, which covers corporate, crisis, and financial communications, became a larger part of our offering with the 2025 acquisition of TrailRunner. We believe this segment may be larger than $8.4 billion, though it is difficult to quantify given that industry metrics often combine it with broader public relations categories—such as marketing communications—that PPHC does not provide.
As a company designed by and for the operators of advisory businesses, we optimize corporate strategy, cross-selling, and referral opportunities for our portfolio companies through proactive and collaborative engagement both firm-to-firm and at the holding company level. We provide our companies with a scalable platform for growth, providing uniform and efficient financial infrastructure, legal services, human resources, compliance and administration at the parent company level. We incentivize cross-company selling, talent referral and retention opportunities to sustain our world-class talent, and we reduce the overall incidence of client or sector conflicts by incentivizing our member companies to refer potential clients to other member companies or individual employees who are unconflicted and available to engage. These signature operator-friendly aspects of the business have enabled PPHC to successfully acquire firms that are among the very best in their fields, to retain and attract great talent in those firms, and to drive strong organic growth across the platform.
We have grown our geographical reach and practice capabilities to provide clients a full range of services through multiple member companies. Our evolution to date is the result of a careful and methodical strategy to build a unique service platform to simplify and more effectively address global client needs and opportunities in an increasingly fragmented and fast-moving environment where business, government, and public perception converge. This growth strategy is predicated on adding both geographic reach and a broad set of capabilities to help clients anticipate the expectations of key stakeholders and then drive stakeholder engagement and alignment.
Building on the globalization of public policy and reputation challenges, our founders and many of our senior managers operate in Washington, D.C., and have past careers and/or close professional ties to the US executive branch, Congress and regulatory authorities developed over more than 30 years. Other leaders operate principally at the state or regional level, drawing on decades of experience, deep community ties and relationships with key stakeholders in key markets, including Sacramento, Dallas-Fort Worth, Austin and New York. With the acquisitions of Pagefield in June 2024 and TrailRunner in April 2025, we have expanded our operations to other key US markets as well as to London, Shanghai, Abu Dhabi and Dubai, giving us truly global reach in key financial centers. We continue to look for opportunities to broaden the geographic scope of our services both domestically and abroad.
As of December 31, 2024, we had approximately 1,200 active client relationships, of which 503 contributed $100,000 or more in annual revenue, with no single client representing more than 2.0% of overall revenue, reflecting relatively low client concentration risk. As of August 15, 2025, we had approximately 1,300 active client relationships. We have a track record of high client retention, with an average annual client renewal rate of approximately 78.3% and an average revenue retention of 84.4% between 2020 to 2024.
For the year ended December 31, 2024 and the six months ended June 30, 2025, we incurred a $24.0 million and $16.3 million net loss, respectively, and generated $38.6 million and $21.4 million of Adjusted EBITDA, respectively. The primary difference between our GAAP net loss and our non-GAAP Adjusted EBITDA was a non-cash share-based accounting charge relating to our 2021 shares of $31.8 million prior to our UK listing on AIM. Other adjustments comprise acquisition-related expenditures (M&A expenses, post-combination compensation expense, changes in fair value of contingent consideration and gain on bargain purchase price) as well as long-term incentive programs charges, interest, tax, depreciation and amortization.
For a discussion of our use of non-GAAP measures, and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” below.
The table below presents select key financial performance measures since 2018:

	2018	2019	2020	2021	2022	2023	2024	Six months ended June 2025	CAGR 2018-2024
Revenue ($m)	33.8	55.5	77.4	99.3	108.8	135.0	149.6	87.9	28.1%
Revenue growth (period-over-period)	28.0%	64.2%	39.5%	28.3%	9.6%	24.1%	10.8%	23.6%
Organic Revenue Growth (period-over-period)	25.3%	32.5%	8.3%	24.4%	6.7%	2.0%	2.7%	8.0%
Net loss ($m)					(15.0)	(14.2)	(24.0)	(16.3)
Adjusted EBITDA ($m)(1)					31.5	35.4	38.6	21.4
Net loss margin					(13.8)%	(10.6)%	(16.0)%	(18.6)%
Adjusted EBITDA margin					29.0%	26.2%	25.8%	24.4%
Top 10 clients as % of total revenue	25.9%	17.9%	12.3%	14.7%	11.0%	10.8%	8.7%	9.4%
__________________
(1)The Company has presented Adjusted EBITDA from 2022 onwards only as prior to 2022 the Company was formed as a partnership with profits being distributed to the partners.
Corporate History
We were founded in 2014 to create a company to bring together firms focused on strategic communications and government relations to address the complexity and costs facing corporate and non-profit entities in managing increasingly complicated and interdependent public policy and reputational challenges. The founders—a group of experienced federal government relations professionals and communications practitioners—believed that such a group would be capable of achieving higher revenue and profit margins in a highly fragmented and specialized industry through wider geographic reach and larger scale service capabilities. Our founders recognized the continuing increase in both corporate and non-profit spending on strategic consulting, including government relations and public affairs, and sought to benefit from this increase by integrating premium services, deep issue and policy expertise, and the geographic reach necessary to provide clients with a full suite of critical stakeholder solutions.
Drawing on prior experience at WPP plc and other advertising and public relations (“PR”) companies, the founders established a series of independently branded and managed vertical operating subsidiaries for better client management, conflict management, and talent retention, while achieving financial and operational synergies, savings and scalability within the Company group.

In 2021, our Common Stock was listed on the AIM market of the London Stock Exchange, under the symbol “PPHC.L,” where it remains listed.
Key developments in our history are outlined below:

Service Expansion /Acquisition	Date	Rationale

Founding firms Crossroads and Forbes Tate combine to create PPHC-LLC	July 2014	The combination of the two businesses to create PPHC-LLC

Forbes Tate expands into public affairs with senior hires	July 2014	Forbes Tate begins organic buildout of a complementary public affairs component through talent acquisition, initially concentrating on social media conversation management

JDA Frontline	July 2015	JDA Frontline joined PPHC as its first public affairs and wider strategic communications business

Capitol Strategies	December 2016	Crossroads merged with Capitol Strategies to expand advocacy capabilities on behalf of clients across the political spectrum

Blue Engine Message and Media	November 2018	Blue Engine Message and Media merges with JDA Frontline to later rebrand as Seven Letter, expanding PPHC’s Washington based public affairs, data research and media management capabilities

Forbes Tate adds polling and message testing capability with senior hires	February 2019	Forbes Tate continues the expansion of its public affairs component by adding polling and message testing capabilities

O’Neill	February 2019	O’Neill was acquired by PPHC to expand into state lobbying and public affairs

Formation of Seven Letter Labs	October 2019	Seven Letter expanded its digital media buying capabilities with the formation of Seven Letter Labs

Alpine	January 2020	Alpine joins PPHC, ultimately giving the Company three of the top twenty federal advocacy firms (out of a universe of over 2,000 federally registered lobbying firms)

Former Senate Majority Leader Trent Lott and Senator John Breaux’s lobbying practice	June 2020	Former Senate Majority Leader Trent Lott and Senator John Breaux joined their lobbying practice with Crossroads, further developing its credentials

Alpine Advisors is formed with the addition of former U. S. House Commerce Chairman Greg Walden	February 2021	Former Chairman Greg Walden joined the Company to broaden our capabilities through strategic advisory and consulting services

KP	October 2022	Expanded our platform to California with the acquisition of KP, a leading California, government relations and PR firm

MultiState	March 2023	Acquired MultiState, one of the largest state and local government relations specialists, with a network in all 50 US states and a comprehensive set of compliance, policy tracking and research capabilities

LPA	May 2024	Consolidated our market position in California and increased our expertise in critical sectors including technology, green energy, and healthcare, with the acquisition of LPA, one of California's largest state and local government relations specialists

Pagefield	June 2024	Established foothold outside of the US with the acquisition of Pagefield, a UK-based strategic communications firm headquartered in London

Service Expansion /Acquisition	Date	Rationale

TrailRunner	April 2025	Acquired TrailRunner, a Texas-based global communications advisory firm with additional US offices in New York, Northern California, and Nashville and international offices in Abu Dhabi, Dubai, London, and Shanghai, enhancing our capabilities in corporate affairs, financial communications, crisis communications, litigation communications and reputation management

Pine Cove	August 2025	Acquired Pine Cove, a Texas-based strategic consulting firm led by Commissioner George P. Bush, adding a Texas state government relations practice. This addition expanded our presence in the strategically important state to include Austin, TX.
Our Strengths
We offer integrated strategic communications and deep issue expertise across all major sectors of the economy.
Our multi-disciplinary advisory services cater to a diverse client base looking to navigate the rapidly evolving stakeholder dynamics across the full spectrum of government relations, corporate communications and public affairs. We have grown and expanded from our initial focus on US federal lobbying to meet clients’ growing needs for corporate communications, public affairs, research, and digital communications to support blue-chip brands looking for a more holistic approach to public affairs and stakeholder management. Through recent acquisitions, we have grown our service offering to encompass state-level government relations in a number of key jurisdictions, and achieved global reach with offices in the UK, Dubai, Abu Dhabi and Shanghai, allowing us to offer clients a truly global platform.
Through successful M&A and organic development within the member companies, we have also expanded our capabilities in our Corporate Communications & Public Affairs Consulting and Compliance and Insights Services segments, and offer clients a wider range of services in strategic research, media management, compliance management and legislative monitoring.
We have diversified revenue sources from a blue-chip client base, with a high client retention rate, increasing the predictability of our revenues and cash flows.
We have an active, growing client base of more than 1,300 corporates (including nearly half of the Fortune 100), trade associations and non-governmental organizations in all major sectors of the US and global economy, including healthcare and pharmaceuticals, financial services, energy, technology, telecom and transportation. Most client work is retainer-based, in 2024 representing more than 93.5% of our client revenue, and as retainers are billed in advance of services, there is little hourly billing. We also benefit from long-term customer relationships, with a Company-wide average annual revenue renewal rate of 84.4% over the period 2020 to 2024. In the year ended December 31, 2024, 503 client relationships generated revenues equal to or in excess of $100,000, demonstrating the significant depth and scope of our relationships with some of our largest clients. Given the relatively low asset intensity and capex of our business model, combined with historically low debtor issues, our strong revenue visibility and margin profile feed directly into attractive predictability of cash flows.
We have built an enviable position in a complex market, grounded in broad expertise and trusted by stakeholders across the political spectrum.
Our deep networks and relationships with figures from across the political spectrum at the federal and state levels in the US and in the UK position PPHC to benefit from continued regulatory and technological disruption, which is expected to positively affect the growth and expansion of the strategic communications market. We are positively situated for acquisitive growth and performance enhancements of our acquired businesses with our established process for sourcing, negotiating and integrating quality, founder-led, small and mid-sized firms.

The markets for our original core services, federal and state government relations, are large, fragmented and growing, creating opportunities for us to grow our revenues and seize market share. Further expansion into strategic communications services, including media management and research, represent much larger potential markets for growth.
According to US federal government reporting, in 2024, we were the largest provider of federal contract lobbying services in the US for the fifth straight year, with $71.0 million of disclosed lobbying revenue, and three of our bipartisan member companies ranked among the top 20 federal lobbying firms in the US. Yet we still only captured approximately 1.6% of the estimated $4.4 billion in federal lobbying expenditure in 2024. Our scale and the relatively fragmented nature of this market suggest there is significant runway for us to continue to grow our initial core business, both organically and through strategic acquisitions. US federal lobbying expenditure continues to see stable growth (approximately 4.0% in 2024), a trend which seems likely to continue in a period of significant changes to federal policies and spending priorities and considerable political polarization.
In addition, the US state lobbying market, estimated to represent more than $2.2 billion in spending, also presents opportunities, with state regulatory agendas having a major impact on our clients and, as in the case of California, sometimes acting as the national standard setter in various regulatory areas. We have made significant inroads to certain key states, including California, Texas and Massachusetts, through our acquisitions of O’Neill, LPA, MultiState, KP and Pine Cove, but believe there are further opportunities to expand in key states such as New York and Florida.
We have also grown our practice capabilities to provide clients a broad range of services, including corporate communications and public affairs. We estimate that global public affairs spend was approximately $5.6 billion in 2024, with global corporate communications spend at approximately $8.4 billion. The latter, which covers corporate, crisis, and financial communications, became a larger part of our offering with the 2025 acquisition of TrailRunner. We believe this segment may be larger than $8.4 billion, though it is difficult to quantify given that industry metrics often combine it with broader public relations categories—such as marketing communications—that PPHC does not provide. We believe the large total addressable market for corporate communications and public affairs globally, however, represents a significant opportunity for us, as we leverage our core expertise and experience to provide a more comprehensive client offering.
We have a proven track record of successful strategic acquisitions and integration.
From January 1, 2018, to December 31, 2024, we achieved revenue growth of 28.1% CAGR, with organic revenue growth of 15.6% CAGR over the same period. Expanding from our early member companies—Forbes Tate, Alpine Group and Crossroad Strategies, which have been ranked consistently in the top 20 federal lobbying firms since their inception and maintain a high market share despite a highly fragmented market—we have successfully integrated numerous member companies since 2021. While retaining their distinctive company cultures and operating-level management, newly acquired companies benefit from top-line synergies, driven by complementary service lines and geographic collaboration with our other member companies, and cost synergies driven by adoption of certain back-office tasks as well as procurement in certain areas by our central team.
Member company employees also benefit from the ability to receive equity in the Company through the Omnibus Incentive Plan, as well as broader career progression and personal development opportunities as part of a growing, publicly listed and international group. The positive results of this approach are illustrated in the post-acquisition performance of some of our key member companies. For the four acquisitions we have made since 2021 and which have owned for more than 12 months, we have achieved a 30% average improvement in EBITDA for the year post acquisition.
Our typical acquisition structure involves paying an upfront consideration amount in combination with multiple earnout payments over a longer period and which only materialize if the acquired company grows profit following acquisition by us. Consideration typically involves a mix of cash and shares, and a significant portion of the deferred consideration is conditional upon continued employment by the relevant sellers, typically for around 7-9 years (including earnout period and vesting tail). The benefits of deploying earnouts and payments in shares include risk mitigation, since the price we pay is ultimately based on future results. This approach also has the potential to limit the dilutive effect of larger acquisitions, since under our acquisition agreements the number of shares issued as earnout consideration is typically determined by reference to our future share price at the time of the earnout payment (rather than the share price at the time of the acquisition). As a result of the valuations applied, acquisitions typically generate profits over the earnout period equivalent to approximately 60-80% of the acquisition price paid (and ~80%-100% of cash paid), the precise number being dependent on profit growth realized during the earnout period and the valuation multiples applied. In addition, if an acquired company only has a small number of owner/sellers, we typically require that part of the earnout payments will be allocated to next-generation management. Overall, this acquisition approach results in a situation where sellers and next-generation management become “owners” of PPHC and have a vested interest in our success.
Our acquisition strategy is focused on enhancing our capabilities, establishing new verticals within new geographies, new related offerings and managing conflicts across the client portfolio. We intend to target complementary companies and talent groups that (1) have best-in-class ethical and compliance standards, (2) can grow our market share and diversification, (3) have an attractive financial profile, and are accretive and value-additive, helping us to maintain group-wide margins and (4) offer long-term business benefits and opportunities to capitalize on economies of scale by leveraging each member company’s management, clients, brand and goodwill.
Our operating model is efficient and, we believe, attractive to potential acquisition targets.
Our operating model, to date, is to allow member companies and their management teams to continue to operate with appropriate strategic discretion within the parent company model. This paradigm allows the existing founders and managers to continue to run their companies, while receiving financial and operational infrastructure and support, clear reporting and financial management targets and other professional support. We believe this model achieves operational economies of scale and liberates founders and managers to place even greater focus on their clients’ needs and opportunities, improving both the quality of their services and their bottom line. While certain of our member companies compete in the same markets, each member company brings to the table a different experience, expertise and relationship profile for clients to choose from, increasing the likelihood that we as a group will win new work.
Having established a client relationship, member companies may then find opportunities and are financially incentivized to cross-refer the client to other member companies with complementary capabilities and industry focuses in response to client needs, increasing the aggregate basket of services contracted to us. By maintaining operationally distinct member companies subject to strict client matter screens to protect client confidential information, we are also able to effectively manage potential conflicts within the Company, such that one member company is often able to work on a matter that would present conflicts for another member company, further enhancing our market coverage. Indeed, maintaining and reinforcing our robust conflicts procedures remains a key focus for us as the business grows, reflected in our recent hiring of a chief client officer responsible for conflicts management.
We believe our status as a publicly traded company increases our attractiveness to both potential employees and acquisition targets, supporting the hiring and retention of top talent and further growth through strategic acquisitions with share-based incentives.
In addition to our attractive operating model, we believe our being quoted on AIM, and our intended US listing, increases our attractiveness to both potential employees and acquisition targets by providing a high degree of transparency with regard to corporate governance, financial performance and business development, and potentially supporting greater liquidity for our Common Stock, allowing us to use our Common Stock as an attractive form of consideration for potential acquisitions and compensation for employees. We believe this step will help support the continued growth of our business through strategic acquisitions and the hiring and retention of market leading consultants.
We have highly experienced, entrepreneurial management teams.
Our management teams bring decades of operational expertise across multiple sectors and with a wide range of capabilities, along with significant experience and track records in scaling services businesses. Further information on the backgrounds of the individual board members and senior management, see “Management—Our Directors and Executive Officers.”
We maintain high ethical and compliance standards.
Lobbying is a highly regulated industry and robust compliance systems and procedures are essential to continuing and growing our business. Success in our industry also depends to a high degree on relationships of trust, the avoidance of real or perceived conflicts and maintaining a reputation for high ethical standards. We are committed to high ethical and compliance standards, with detailed due diligence on any target to ensure its compliance and ethical standards align with the existing member companies within the Company.
Our Strategy for the Future
Continue to leverage the benefits of our diversified service offering and client base and realize scale benefits on behalf of all of our acquired companies.
Our Government Relations Consulting revenue (including our federal and state lobbying activities) represented approximately 68.5% of our total revenue for 2024. This revenue has proven to be highly resilient to economic and political cycles, through which we have continued to be retained by the most senior of corporate leaders, and serves as a great basis for the growth of other, related offerings. Our strategy is to maintain this core offering, which provides a very high degree of client retention (with an average annual client renewal rate of approximately 78.3% and an average revenue retention of 84.4% between 2020 to 2024) and strategic differentiation, while also growing related high-margin corporate communications and advisory capabilities. We believe the growing scale and reach of our platform creates opportunities for cross-selling services and integrated project management across geographies and service offerings, allowing us to meet a broader range of client needs. To facilitate this end, we intend to work with our employees to enhance collaboration across member companies and to focus on growing our group-wide data analysis and use of research tools, including AI, via continued investment in policy advisory and digital capabilities, talent acquisition, and employee training and certifications.
We also expect to continue to leverage our expanded scope of services at the US state and international levels. In recent years, we have dramatically expanded our capabilities at state and local government levels through the acquisitions of KP, LPA, MultiState and Pine Cove, as well as extending our reach internationally into the UK and Asia through the acquisitions of Pagefield and TrailRunner.
Expand our geographic reach and depth and breadth of expertise through strategic acquisitions.
We believe that the key to our future growth and ongoing success is through the combination of an organic and acquisitive growth strategy. An important component of our strategy is to continue to selectively acquire companies within and adjacent to the strategic communications and public policy markets to complement the services of existing member companies, either as additional stand-alone practices or by integrating new talent and capabilities within existing operations. This will also enable us to further enhance organic growth through a mixture of cross-selling, upselling and securing new clients to whom we can provide an increasingly broad offering.
We have a structured, effective process for identifying, negotiating and integrating member companies, and believe there is a large universe of value-creating inorganic acquisition opportunities across the various geographies and service capabilities of the group. We typically have at least 50 potential targets at various stages of review at any point in time, and plan to target acquisitions in the following service areas:
•State-based and international public policy lobbying and advisory services: We continually evaluate potential acquisition targets in lobbying and additional advisory sectors that are highly ranked within key US state capitals, as well as select international markets that have experienced increased public policy activity by corporates due to the rise of regulations on key industries, increased disclosure requirements for government relations and geographic concentration of key industries.
•Reputation, financial, crisis and litigation communications: We are actively identifying potential targets that specialize in C-suite issues, such as headline-leading moments of reputational crisis, market-defining financial transactions and major litigation. These targets range from small specialist practices to mid-sized operating agencies.
•Digital and data analytics services and products: We are actively identifying potential targets that specialize in digital communications and advanced data analytics and expertise to identify, reach and engage with public policy and economic stakeholders and their targeted constituencies. These commercial specializations, some of which are already offered within certain member companies, are rapidly evolving, increasing their effectiveness and raising clients’ expectations.
Historically, we have completed acquisitions through a combination of newly issued equity and cash, with a greater proportion of equity consideration typically allocated to contingent payments than to upfront payments. The cash component has generally been financed, in part, through borrowings under existing credit facilities. Such transactions are commonly structured to include an initial payment at closing and one or more contingent payments based on the post-closing performance of the acquired business. We expect to finance and structure future acquisitions along similar lines.
Expand and upskill digital and data capabilities across the Company to increase productivity and out-deliver near-peers and direct competitors
Digital and data capabilities will continue to transform and disrupt the communications industry at all levels, and we intend to stay ahead of the disruption by investing in ongoing direct capabilities, technology platform partners and enterprise-wide delivery resources. Specifically, in our MultiState brand, we have developed original cloud-based compliance tools, licensed to clients, to aid their filings of federal and state lobbying disclosures and other required documentation. We have also deployed original/custom development to some monitoring, targeting, and stakeholder management solutions. Most of these custom developments are used to build efficiencies in the execution of campaigns and other programs for clients. However, we are increasingly building Company-wide digital resources to best leverage our scale and to effectively respond to our clients’ increasing need for integrated communications solutions.
We foresee opportunities to develop new, non-services-based products that would be based on our original intellectual property and ways of working. As technology and media innovation continues to disrupt traditional methods of public policy influence, digital products such as syndicated research reports, risk landscape assessments, subscription-based news and legislative monitoring services, and custom advertising targeting models for influence are all under active consideration.
Our Markets and Industry
We operate in the global strategic communications market. We believe that strategic communications are critically important for the firms that use these services, with purchase decisions typically made at the C-Suite and board levels.
We note that there is significant demand for senior communications and policy expertise by corporates, including registered US federal and state lobbying, international government relations, media and digital content strategy, research and other data services. As such, corporates frequently encounter a disconnected patchwork of internal communications functions and a disparate range of boutique advisors, independent lobbyists, image makers, media handlers and local campaign operatives across federal, state, local and international jurisdictions. We believe that this inefficient solution and highly fragmented market persists, even for some of the largest corporations and coalitions, because the major communications agency networks and global management consultancies have, with few exceptions, failed to compete for and retain senior and experienced talent in these disciplines.
Today, we are focused on expanding our services and capabilities through organic growth and acquisitions, and we believe we are well positioned to benefit from the broadening needs of large, global clients who want and need integrated strategic communications solutions. The rise and evolution of digital and social media platforms have transformed consumer advertising, public relations, stakeholder management and the handling of issues and crises. We expect that corporate clients will continue to demand increased capabilities in the areas of content, media measurement and targeting, reach and data management to guide their advocacy strategies and minimize risks. We believe we are already well positioned in key areas of digital such as content production, influencer targeting and media activation, and will benefit from Company-wide investments in technology platforms and strategic partnerships in areas such as media buying and advanced data analytics.
The table below illustrates the range of services we can offer our clients to address the full scope of their strategic communications needs.
Government Relations
Government relations (or “lobbying”) services are aimed at influencing or gathering intelligence on actions, policies, or decisions of government officials and regulators. Lobbying provides access to government regulators and legislators that a single individual or entity may not otherwise achieve. Through grouping individuals’ goals together into a unified aim, companies providing lobbying services represent the interests of multiple organizations. In the US, the Lobbying Disclosure Act (“LDA”) is the primary source of regulation over individuals, corporations, and other entities seeking to influence the direction of policy by the legislative and executive branches of the federal government. The LDA is a disclosure statute that aims to promote transparency regarding the provision of lobbying services by firms and lobbying activities by in-house employees at corporations. State and local lobbying definitions and registration requirements vary from state to state by virtue of state law regulations. (For further information on the LDA and the regulation of the lobbying industry, see “—Governmental Regulation” below.)
Companies, labor unions, trade associations and other influential organizations spend billions of dollars each year to influence government policy and regulatory agencies at the federal, state and local levels. Individual and collective interest groups retain lobbying firms, have registered lobbyists working in-house, or often both.
The US federal lobbying market is large, with relatively stable growth, with federal top-line spend accounting for the majority of overall spending, at $4.4 billion and employing over 12,000 lobbyists. As shown in the graph below, US federal lobbying expenditure has grown at a CAGR of 4.4% since 1998.
Total Federal Lobbying Expenditure in the US since 1998

$5B
$4B
$3B
$2B
$1B
$0
Total Lobbying Spending
15,000
12,000
9,000
6,000
3,000
0
Number of Lobbyists*
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Total Lobbying Spending
Number of Lobbyists

Source: Opensecrets.org.

The industry is also highly fragmented. As shown in the table below, according to OpenSecrets.org, the top 20 lobbying firms in the US in 2024 captured 14.1% of the total federal lobbying market.

Lobbying Firm	Total Income
PPHC Federal Government Relations consolidated (proforma)	$70,130,000
Brownstein, Hyatt et al	$67,780,000
Akin, Gump et al	$56,610,000
Holland & Knight	$49,710,000
Cornerstone Government Affairs	$48,210,000
BGR Group	$45,080,000
Invariant LLC	$42,260,000
Thorn Run Partners	$29,770,000
Forbes Tate Partners	$26,300,000
Mehlman Consulting	$26,240,000
Capitol Counsel	$25,830,000
Cassidy & Assoc	$25,810,000
Crossroads Strategies	$25,240,000
Tiber Creek Group	$24,130,000
Squire Patton Boggs	$19,970,000
Avoq LLC	$19,950,000
Ballard Partners	$19,340,000
Van Scoyoc Assoc	$18,600,000
Alpine Group	$18,590,000
Strategic Marketing Innovations	$17,245,000
K&L Gates	$17,205,000
__________________
Source: OpenSecrets
Segment Government Relations Consulting is reporting higher revenues than number stated in this table, because certain Government Relations Consulting revenues (e.g. State lobbying) not disclosed at the Federal LDA register
As illustrated in the table below, while there is significant overlap between government relations / lobbying and public affairs, lobbying represents a more specific focus in terms of the target audience and the stakeholders.

Lobbying as an industry is predominantly focused on communicating with elected, appointed and career officials and their staff members in order to help manage policy outcomes.
Spending across the lobbying industry has been robust and is led by a number of national interest groups as well as corporations, with total spend in 2024 in the billions of dollars. The top industries by total US federal lobbying expenditure in 2024 are listed below.

Industry	Total spend ($ million)
Pharmaceuticals/Health Products	386.8
Electronics Mfg & Equip	253.3
Insurance	155.2
Oil & Gas	153.2
Securities & Investment	152.9
Real Estate	150.9
Air Transport	135.3
Hospitals/Nursing Homes	134.6
Civil Servants/Public Officials	133.3
Electric Utilities	130.7
Business Associations	130.2
Health Services/HMOs	118.3
Misc Manufacturing & Distributing	117.9
Internet	109.9
Telecom Services	108.1
Education	104.9
Health Professionals	100.0
Automotive	85.5
Chemical & Related Manufacturing	77.1
TV/Movies/Music	74.7
__________________
Source:     Opensecrets.org.

The development of the lobbying industry as defined and regulated within the United States remains at an early stage in Europe, with regulation of lobbying activities being less sophisticated and less formalized. The European Parliament, the Council of the European Union and the European Commission have a joint Transparency Register to demonstrate their commitment to being open and transparent. The Transparency Register makes it easier for people to obtain information on interest representation activities taking place in respect of European Union institutions, as well as statistical data on all registered parties. However, this registration process is voluntary and, as yet, not a binding legal requirement.
Currently, there are over 14,000 organizations on the EU Transparency Register, with a reported 162 organizations spending in excess of €1 million on lobbying activities in 2024. The technology sector is the biggest lobby sector in Europe, followed by the banking and finance sector. Matters subject to significant recent lobbying activity in Europe include GDPR and artificial intelligence related legislation and financial regulation. The Organization for Economic Cooperation and Development, with the objective to bolster transparency and integrity, adopted the Principles for Transparency and Integrity in Lobbying in 2010. This is the first international set of guidelines to address transparency and integrity risks related to lobbying practices.
Corporate Communications and Public Affairs in the United States
Corporate communications and public affairs services include engaging stakeholders to explain policy, measure and influence perception, or influence sentiment or burnish corporate reputation. These services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing. Key reasons for customers to outsource public affairs services include a lack of in-house resources, skills or breadth of relationships. Increased use of paid media integrated with traditionally “earned” communications strategies has driven more hybrid capabilities and challenged most clients’ traditional structures.
The value proposition of public affairs services can vary depending on the specialty and expertise of the provider firm:
•traditional PR firms with public affairs capabilities typically work with companies and organizations on the creation of large-scale influence campaigns across multiple media channels, including digital and social media;
•full-service law, consulting, or communications firms with specialized advisory and advocacy offerings typically offer clients assessments of and advisory on policy and political risk for specific issues, industries and political jurisdictions; and
•specialized public affairs firms offering services directed at educating, engaging, and mobilizing broader public audiences typically develop and execute grassroots campaigns directed at constituents and public stakeholders for specific issues or industries.
Our Operations
We operate through member companies offering strategic communications services, including government relations, public affairs, research, crisis management, investor relations, and creative communications delivery. At the parent company level, we maintain a lean corporate team to oversee all finance and accounting, human resources administration, legal, and group-wide strategic planning, including acquisitions, strategic partnerships and technology. Our member companies operate on shared back-office systems for finance and accounting, payroll and benefits, and business insurances. We continue to develop more formal systems and accountabilities for our operating businesses, particularly in areas where operational and financial efficiencies can be created. However, key to the ongoing growth and vitality of all member companies, we grant founder and senior management as much autonomy in day-to-day operations as possible in order to maintain the unique identities, specialties and workplace cultures of our member companies.

Member Companies and Reporting Segments
We have 12 member companies which are aggregated into three reportable segments—Government Relations Consulting, Corporate Communications and Public Affairs Consulting and Compliance and Insights Services—and our constituent member companies operate within and in some cases across these different segments.
The table below lists our member companies by reporting segment and area of specialization:

Reporting Segments
Member Companies	Focus Areas	Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services
Crossroads	Federally focused government relations firm with long history and strong reputation.	✓
Forbes Tate	Government relations focused core with recent expansion into public affairs and broader strategic communications services.	✓	✓
Seven Letter	Created in 2019 from the merger of the Blue Engine and JDA Frontline brands; digital and analytics focus to PR and public affairs.		✓
O’Neill	State-level expertise focused on New England with complementary Federal relationships.	✓
Alpine	Federally focused government relations firm with long history and strong reputation.	✓
KP	Government relations and PR firm based in California with state-level expertise.	✓	✓
MultiState	Full-service state and local government relations company based in Virginia with a presence in all 50 states.	✓		✓
Concordant	Advisory firm that integrates PPHC’s policy expertise and communications capabilities. We launched Concordant as an organic start-up in 2023.	✓	✓
Lucas	California-based public affairs firm specializing in high-level reputation, issues management, and digital strategic communications campaigns.		✓
Pagefield	UK-based corporate communications consultancy specializing in public affairs, PR and digital.	✓	✓
TrailRunner	Global strategic communications advisory firm headquartered in Dallas-Fort Worth with offices in New York, London, Shanghai, Abu Dhabi and Dubai.		✓
Pine Cove	State-level expertise focused on Texas with complementary strategic communications practice.	✓	✓
Government Relations Consulting
Our core Government Relations Consulting segment encompasses all or part of the operations of our member companies other than Seven Letter, Lucas and TrailRunner. Across these member companies, we offer multi-disciplinary federal and state advocacy and advisory services, including direct advocacy services, strategic intelligence and reputation management.
Our federal lobbying firms consistently rank in the top 20 (of more than 2,000 registered lobbying firms reporting) of lobbying services. Collectively, our member companies are the largest provider of lobbying services at the US federal level. This core service offering continues to provide us with high client retention and a strong nexus for other policy and public affairs, research and state-based services.

Corporate Communications and Public Affairs Consulting
Through our Corporate Communications and Public Affairs Consulting segment, we assist our clients with a range of reputation building, issues and crisis management, stakeholder engagement, digital strategy and grassroots needs. We provide creative/copy/graphics development, research and polling, full campaign execution and grassroots advocacy at the federal, state and international levels, tailoring solutions to fit our clients’ needs. Many of our member companies, including Crossroads, Forbes Tate, and Seven Letter, have individuals with experience in managing lobbying coalitions built around shared client issue interests. Coalitions and common interest organizations are increasingly becoming the vehicle through which US corporations are working together with other stakeholders to advance their advocacy mission. Our reputation as professionals with experience running such complex initiatives has helped grow our strategic communications segment in recent years.
Compliance and Insights Services
Our Compliance and Insights Services segment is currently principally operated through MultiState, and includes legislative tracking as well as lobbying and campaign finance compliance. Through our legislative tracking service, we leverage our policy expertise to monitor bills, regulations and other legal developments for clients, helping keep them apprised of new developments that may affect them. We also offer local government monitoring and alert services in various jurisdictions. Our compliance services include flat fee-based services to provide digital resources and direct support to help clients manage their federal, state, and local registration and reporting responsibilities, campaign finance program and lobbying compliance and a centralized online system that consolidates all requisite forms in one place.
Competition
Within our core Government Relations Consulting segment, our key competitors vary by market segment. In US federal lobbying, our competitors include large top 20 lobbying firms. (See “—Our Markets and Industry—Government Relations,” above.) Some of these firms are housed within large law firms, while others are specialist lobbying firms that may specialize in a particular industry or legislative area such as the budget process. We also face competition from smaller lobbying outfits and practitioners. and, to some extent, from in-house government relations staff.
Our competitors in US state-level lobbying vary to some extent by state. Among state-level lobbyists operating in multiple states, competitors include Brownstein Hyatt Farber Schreck and Cornerstone Government Affairs. In California, competitors include California Strategies and Axiom Advisors. In Texas, competitors include Hillco Partners and McGuire Woods.
Within our Corporate Communications and Public Affairs Consulting segment, our key competitors in the US include PR firms across sub-sectors including public affairs, general PR services, media relations. These include large, diversified firms such as Edelman, Burson and FGS, and smaller, more boutique firms such as Penta, Precision, Firehouse Strategies and Avoq. In the UK, Europe and across other jurisdictions, we face competition both from diversified global players such as Brunswick and Teneo, and from local communications and PR firms such as Lexington and Hanbury in the UK.
Customers
Our client base includes corporate, trade association and non-profit client organizations across a range of industries. Our top 10 clients by revenue in aggregate represented 8.7% of revenue in the year ended December 31, 2024, compared to 10.8% in the year ended December 31, 2023 and 11.0% in the year ended December 31, 2022.
Employees
The most valuable asset of a government relations and public affairs business is its employees, and we are highly dependent on the talent, creative abilities and technical skills of our employees and the relationships with clients. We believe that our operating model and the reputation of our Company attract talented personnel. However, we, like all businesses in our industry, are vulnerable to adverse consequences from the loss of key employees to competitors or otherwise.
As of June 30, 2025, we had 470 employees, representing approximately 447 Full Time Equivalents (FTE’s); we had on average 403 FTEs during the six months ended June 30, 2025. We had on average 349 FTEs during 2024, with approximately 367 FTE’s as of December 31, 2024; we had on average 308 FTE’s during 2023, with approximately 333 FTE’s as of December 31, 2023; and we had on average 206 FTE’s in 2022, with approximately 244 FTE’s as of December 31, 2022.
Intellectual Property
Our intellectual property consists principally in the trademarks of PPHC and our member companies. We also license various software packages from third parties for use in our business. Most of our trademarks are registered in the US and, in the case of Pagefield, in the UK and the European Union.
Our MultiState member company relies on certain proprietary software platforms it has developed to provide compliance and tracking services. The copyright in the source code for such software is assigned to MultiState in the relevant employees’ employment agreements. We are also completing registration for a US trademark relating to these platforms.
Governmental Regulation
US Regulations
Regulation of US Federal Lobbying
The LDA imposes disclosure requirements on lobbying activities at the federal level through a registration and reporting regime. A lobbying firm (i.e., an entity that employs at least one “lobbyist” who lobbies for third-party clients) is required to register on behalf of a client under the LDA if one or more of its employees (1) makes at least two “lobbying contacts” with covered federal legislative or executive branch officials, (2) spends more than 20% of his or her time in a calendar quarter on “lobbying activities,” which includes lobbying contacts and preparation and research in support of a lobbying contact and (3) receives or expects to receive $3,500 for lobbying activities on behalf of the client in the calendar quarter (as of January 1, 2025, with future adjustments to dollar threshold scheduled for January 1, 2029).
Organizations employing in-house lobbyists must register when quarterly lobbying expenses reach $16,000. Lobbying firms must register separately for each client and must do so within 45 days after the earlier of (1) the date they are retained to make more than one lobbying contact on behalf of the client (subject to meeting the 20 percent of time threshold) or (2) the date a lobbyist in fact makes a second lobbying contact. A lobbying firm is not required to register, however, if its total income for matters relating to lobbying activities on behalf of a particular client does not, and is not expected to, exceed $3,500 in a quarter. In addition to the initial registration, a lobbying firm must file quarterly activity reports for each particular client and semi-annual contribution reports must be filed by both the lobbying firm and each individual lobbyist. Civil penalties for LDA violations can reach $200,000 per violation, with criminal penalties up to 5 years imprisonment and $250,000 in fines for knowing and corrupt violations.
Each of our member companies that engage in federal lobbying have processes in place that are in line with industry practices to ensure compliance with the LDA and for filing lobbying disclosure reports accurately and timely. Our member companies use a mixture of in-house expertise and outside consultants.
Regulation of US State Lobbying
While the LDA regulates lobbying of covered federal officials, each state (and some municipalities) has its own lobbying laws that govern lobbying at the state and local level. In general, states require registration and reporting with respect to lobbying of non-federal officials in the state. The nuances of such rules, however, can vary significantly from state to state, including with respect to what constitutes lobbying, what fee arrangements are permissible, which officials are covered, whether registration is required prior to lobbying or once a particular threshold is reached, how frequently reporting is due, and what information must be reported. Many states have municipalities with separate lobbying regulations, creating complex multi-jurisdictional compliance obligations.
Each of our member companies that engage in state lobbying have processes in place utilizing a combination of outside consultants or in-house expertise for state registrations and reporting.
Foreign Agents Registration Act (FARA)
FARA is a US federal law that requires any “agent of a foreign principal” to register and file certain reports and disclosures with the Attorney General of the United States when they engage in certain political or quasi-political activities for or in the interest of “foreign principals” unless a limited number of exemptions apply. Registration must occur prior to acting as an agent of a foreign principal and within 10 days of having agreed to do so. Supplemental statements must be filed at six-month intervals following initial registration. All relevant books and records must be retained and made available for inspection by the Department of Justice. A “foreign principal” is any foreign government, political entity, non-US citizen located outside of the US, or any entity organized under the laws of or having its principal place of business in a foreign country. An “agent of a foreign principal” is limited to individuals and entities that: (1) act “at the order, request, or under the direction or control, of a foreign principal or of a person any of whose activities are directly or indirectly supervised, directed, controlled, financed, or subsidized in whole or in major part by a foreign principal,” and (2) engage in certain covered political, media, or information activities “within the United States” that are “for or in the interests of” a foreign principal. Among the covered activities is political activity (or lobbying) intended to influence any agency or official of the US government or any section of the public within the US with respect to US domestic or foreign policy or the political or public interests, policies, or relations of a government of a foreign country or a foreign political party. In some cases, registration and reporting under the more onerous FARA statute is not required for those registered under the LDA for engaging in lobbying activities. This exemption is not available to those who act on behalf of a foreign government or political party.
The Department of Justice published a Notice of Proposed Rulemaking on December 19, 2024 (formally published in the Federal Register on January 2, 2025) that would fundamentally restructure FARA compliance requirements. Final regulations are expected to be published in 2025.
We have adopted an Anti-Bribery and Anti-Corruption Compliance Policy to, among other things, identify and monitor our business dealings with foreign policy officials or foreign agents. Currently, all member companies communicate with us about business dealings and utilize the same outside counsel for filing FARA reports. We use outside legal counsel to train employees as necessary as detailed in our employee manual.
Other Applicable Regulations
We do not engage in lobbying or similar highly regulated activities in Shanghai, Abu Dhabi or Dubai, but our Pagefield subsidiary is subject to certain regulations in the United Kingdom.
Regulation of Lobbying in the UK
The Transparency of Lobbying, Non-Party Campaigning and Trade Union Administration Act 2014 (the “UK Act”) imposes mandatory statutory registration and disclosure requirements on lobbying activities through a registration and reporting regime. “Consultant lobbyists” (i.e. any person or organization carrying out the business of “consultant lobbying” as defined by the UK Act) are required to be registered on the Register of Consultant Lobbyists (the “Register”). All “direct communications” to UK government ministers or permanent secretaries relating to legislation or government functions by consultant lobbyists must be registered.

Organizations and individuals are considered to be carrying out the business of consultant lobbying if they fulfill these three tests:
1.They make oral, written or electronic communications personally to a Minister of the Crown or Permanent Secretary (or equivalents specified in the Act), relating to:
a)the development, adoption or modification of any proposal of the government to make or amend primary or subordinate legislation
b)the development, adoption or modification of any other policy of the government
c)the taking of any steps by the government in relation to any contract, agreement, grant, financial assistance, license or authorization; or
d)the exercise of any other function of the government.
2.The communication is made in the course of a business and in return for payment on behalf of a client, or payment is received with the expectation that the communication will be made at a later date.
3.They are registered under the Value Added Tax Act 1994.
As at April 24, 2025, Pagefield was listed as registered as a lobbying firm by the Office of the Registrar of Consultant Lobbyists (“ORCL”).
Lobbying: Codes of Conduct in the UK
In addition to the mandatory statutory regime established by the UK Act (mentioned above), consultant lobbyists may voluntarily undertake to comply with a code of conduct. While consultant lobbyists must notify the Registrar if they have undertaken to comply with a ‘relevant code of conduct’ (UK Act, s. 4(2)(g)), there is no obligation for registered lobbyists to subscribe to any code of conduct.
There are two such voluntary codes in this area:
(1)The Chartered Institute of Public Relations (“CIPR's”) Code of Conduct and associated guidance on professional standards in lobbying. The CIPR operates the UK Lobbying Register (“UKLR”), for which registration is voluntary. All registrants are bound by the relevant Code of Conduct (which promotes transparency, accuracy and avoiding conflicts of interest (amongst other things). The CIPR's Professional Standards Panel is tasked with considering complaints. Sanctions for breach of the Code include letters of advice/warning, suspension or termination of membership. While the panel may also require a CIPR consultant member to return all or part of the fees charged for work that the panel considers substandard, it cannot award damages (which would need to be pursued through traditional legal avenues).
Pagefield is not currently a member of the UKLR and therefore is not required to adhere to the CIPR’s Code of Conduct. However, pending the outcome of the current review of the PRCA Code, Pagefield may decide to become a CIPR corporate member (and sign up to its code) instead. Note that individuals can become individual members of the CIPR, and that certain Pagefield employees have chosen to do so.
(2)The PRCA’s Code of Conduct and Public Affairs Code. All PRCA members must agree to abide by the provisions of the PRCA's Code of Conduct. PRCA members are also required to abide by the separate Public Affairs Code when engaging in ‘public affairs’ (meaning “activities which are carried out in the course of a business for the purpose of (a) influencing government, (b) or advising others how to influence government”). The PRCA is tasked with the investigation and determination of complaints against members. The PRCA may impose sanctions (such as censure, a requirement for corrective training, or the suspension/removal of membership).

Pagefield is a member of the PRCA and therefore submits declarations under the Public Affairs Code to the Register on a quarterly basis (on the “Current Register [at] 1st April – 30th June 2025”) and its current membership of the PRCA runs until August 2025.
The PRCA is currently conducting a public review of its Public Affairs Code following wider criticism that the rules are not strong enough. Pagefield supports this review, is contributing to it, and will take a decision on its ongoing membership in light of the outcome of that review.
Foreign Influence Registration Scheme
Pursuant to Part 4 of the National Security Act 2023, in July 2025, the UK government established the UK Foreign Influence Registration Scheme (“FIRS”), which requires that individuals and organizations engaged in political influence activities on behalf of foreign powers or certain foreign power-controlled entities register the arrangements under which they perform such activities. FIRS creates a two-tier registration system,comprising (1) the “Political Influence Tier” and (2) “the 'Enhanced Tier.” Our current client relationships do not bring us within the scope of the FIRS registration requirements, but our UK operations may in the future expose us to these requirements.
The Political Influence Tier requires individuals or organizations to register where they are directed (formally or informally) by any foreign power (except the Republic of Ireland) to carry out (or arrange for a third party to carry out) political influence activities in the UK. For purposes of the scheme, “political influence activities” include communications made to senior public officials or politicians, public communications or disbursements (i.e., the provision of goods or services) which are intended to influence an election or referendum in the UK, a ministerial or governmental decision, the proceedings of a UK registered political party (such as their manifesto commitments) or a Member of the House of Commons, House of Lords, Northern Ireland Assembly, Scottish Parliament or Senedd Cymru. “Foreign power” is defined broadly to include, among other things, sovereigns and other heads of state, governments or government agencies, local authorities and political parties. Exemptions apply for foreign powers acting overtly (e.g. diplomats acting in their official capacity), diplomatic family members supporting the work of a diplomat, lawyers carrying out legal activities, recognized news publishers, sovereign wealth funds and public pension funds carrying out political influence activities associated with their investments and those in an arrangement to which the UK is a party.
Under the Enhanced Tier, individuals or organizations are required to register where they are directed by a specified foreign power or specified foreign power-controlled entity to carry out, or arrange for a third party to carry out, “relevant activities” (meaning all activities, including but not limited to commercial activities, the provision of goods and services, research activities and attendance at events) in the UK. Note that specified foreign-power controlled entities are also required to register any “relevant activities that they carry out themselves in the UK.
Registration is required for activities under the Political Influence Tier within 28 calendar days, and under the Enhanced Tier within 10 calendar days, of the direction being given by the foreign power. It is an offense to carry out activities in the UK absent registration. Registrants must update their registration to reflect any material changes within 14 days, and the government may issue mandatory requests for further information in connection with the registration.
Environmental, Social and Governance (“ESG”) Matters
In accordance with the QCA Code and AIM rules, we have adopted an ESG implementation plan, which we outline briefly below. In 2023, using international frameworks, peer disclosures, media review and existing communications, we undertook a materiality assessment to better understand the ESG-related risks and opportunities specific to our industry and corporate structure which, in turn, inform the foundations of our strategy. More specifically, the materiality assessment encompassed key components consisting of an in-depth assessment of our current ESG-related policies and activities, a comprehensive review of our industry peers and their level of ESG disclosure, a systematic ranking of sustainability issues and the formulation of ESG potential focus areas and the development of a potential forward-looking sustainability strategy.

Our ESG Implementation Plan and overall ESG strategy focus on the following areas of development:
•Engagement: Foster a professional culture where employees feel they have a part to play in contributing to the Company’s ESG strategy.
•Education: Provide the necessary tools and resources so that the Company’s employees are confident in relaying the Company’s ESG strategy internally and externally.
•Communication: Provide an open and transparent environment for communicating important developments about our ESG strategy to all stakeholders, internal and external.
Through continued analysis and re-assessment, we intend to remain conscious of how we can positively and proactively contribute, in a meaningful way, toward improving and resolving ESG challenges. We anticipate that we will continue to be informed by the results and recommendations from ongoing analysis and assessments and consider ESG impacts, risks, and opportunities for the Company over the short, medium and long-term.
Using various standards and frameworks, and leveraging outcomes of the ESG materiality assessment, we are in the process of establishing a disclosure tracker and recommended performance measures to be considered for a reporting strategy in the next phase of the Company’s ESG Implementation Plan.
The disclosure tracker is intended to support the Company’s efforts to collect and report on the necessary data sets to effectively measure the Company’s management and progress.
Properties
We do not own any real estate or other properties materially important to our operations. We lease real estate property for remote office spaces and corporate office space, and substantially all of those leases are classified as operating leases. Our executive offices are located at 800 North Capitol St. NW, Suite 800, Washington, D.C. 20002, and our telephone number is (202) 688–0020. We believe that our office facilities will be suitable and adequate for our business as it is contemplated to be conducted.
Legal Proceedings
As of the date of this prospectus, we are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding, and to our knowledge, no such proceedings by or against the Company have been threatened. We anticipate that we and our subsidiaries may from time to time in the future become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information and Holders
As of August 15, 2025, the Company had approximately 125,673,523 shares of Common Stock outstanding held by approximately 189 record holders. Subject to obtaining shareholder approval, in connection with our application for admission to listing on Nasdaq, we intend to complete a reverse stock split to reduce the number of shares of our Common Stock outstanding by a ratio of [       ] to 1 (the “Stock Split”). There is no established public trading market for our Common Stock in the United States. Our Common Stock has been listed and admitted to trading on AIM since December 16, 2021 under the symbol “PPHC.L.” We intend to also list our Common Stock on Nasdaq under the symbol “PPHC”. We intend to maintain the admission for trading on AIM of our Common Stock. The table below sets forth the range of high and low bids for our Common Stock as quoted on AIM for each full quarterly period within the two most recent fiscal years:

All figures in GBP	2025
	Low	High
First Quarter (through March 31)	1.33	1.38
Second Quarter (through June 30)	1.30	1.60

	2024
	Low	High
First Quarter (through March 31)	1.05	1.14
Second Quarter (through June 30)	1.13	1.40
Third Quarter (through September 30)	1.30	1.36
Fourth Quarter (through December 31)	1.29	1.39
	2023
	Low	High
First Quarter (through March 31)	1.30	1.46
Second Quarter (through June 30)	1.29	1.40
Third Quarter (through September 30)	1.22	1.35
Fourth Quarter (through December 31)	1.09	1.25
As of August 15, 2025, 23,300,453 shares of Common Stock, representing 18.5% of our issued and outstanding Common Stock, are held directly or indirectly by our affiliates and are subject to certain transfer restrictions, including regarding the manner and volume of sales, under Rule 144 under the Securities Act (“Rule 144”). In addition, 4,228,201 shares of our Common Stock, representing 3.4% of our issued and outstanding Common Stock, are otherwise restricted securities as defined under Rule 144 and may only be sold pursuant to registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. 98,144,869 shares of our Common Stock, representing 78.1% of our issued and outstanding Common Stock, are freely transferable without registration under the Securities Act, however 41,569,438 shares (including 28,702,557 shares which would otherwise be freely transferable), representing 33.1% of our issued and outstanding Common Stock, are subject to restrictions on transfer under contractual vesting conditions.
Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Common Stock reserved for future issuance under our Omnibus Incentive Plan. The registration statement will be effective immediately upon filing and will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Dividends
We currently intend to pay out dividends at a payout ratio of approximately 30% of Adjusted Net Income. This policy is, however, subject to change. The declaration and payment of dividends by the Company is at the sole discretion of our board of directors, and there can be no assurance that any dividends will be paid in or for any given period.
Securities Authorized for Issuance under Equity Compensation Plans
The table below sets forth, as of December 31, 2024, the number of shares of our Common Stock to be issued upon exercise of all outstanding options and vesting of all outstanding RSUs, the weighted average exercise price of such options and the number of shares of Common Stock remaining available for issuance under our Omnibus Incentive Plan after the exercise of all outstanding options and vesting of all outstanding RSUs.
Our Omnibus Incentive Plan was approved by our shareholders in December 2021.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options and vesting of outstanding RSUs		Weighted-average exercise price of outstanding options ($)(2)	Number of shares of Common Stock remaining available for future issuance under the Omnibus Incentive Plan
Equity compensation plans approved by security holders	7,730,192	(1)	2.15	5,761,967
Equity compensation plans not approved by security holders	—		—	—
Total
__________________
Notes to table:
(1)Comprises 3,383,542 shares of Common Stock issuable upon exercise of all options outstanding as of December 31, 2024 and 4,346,650 shares of Common Stock issuable upon vesting of all RSUs outstanding as of December 31, 2024.
(2)The contractual exercise price of all options outstanding is denominated in GBP, and the weighted average exercise price of outstanding options as of December 31, 2024 was £1.72. The US dollar value indicated has been calculated using a GBP to US dollar exchange rate as of December 31, 2024 of 1.00 to 1.25.
For a description of the terms of our Omnibus Incentive Plan, see “Executive Compensation—Omnibus Incentive Plan.”
As of December 31, 2024, the total amount of shares authorized by our board of directors under the Omnibus Incentive Plan was 18,013,197 with a total of 5,761,967 available for issuance.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is MUFG Corporate Markets.

MANAGEMENT
Our Directors and Executive Officers
The following table sets forth the names, ages and positions of our directors and executive officers as of August 15, 2025. Our directors serve staggered three-year terms, with approximately one-third of directors elected at each annual general meeting of our shareholders. We are not aware of any family relationships among any of our executive officers or directors. We are not aware of any of our directors or executive officers having been involved in any legal proceedings in the past ten years relating to any of the items set forth under Item 401(f) of Regulation S-K.

Name	Age	Position
Executive Officers
George Stewart Hall(1)	59	Chief Executive Officer and Director
Roeland Smits(2)	55	Chief Financial Officer and Director
Jill Kendrick	49	Chief Operating Officer
Thomas Gensemer	48	Chief Strategy Officer
Neal Strum	60	Chief Legal Officer
Ron Starzman	47	Executive Vice President, Human Resources
Paula Thrasher	50	Vice President, Control & Accounting
John Green	53	Chief Client Officer
Directors who are not Executive Officers
Simon Lee(3)	64	Non-Executive Director (Chairperson)
Zachary Williams(4)	47	Executive Director
Keenan Austin Reed(5)	42	Executive Director
William Chess(6)	82	Non-Executive Director
Benjamin Ginsberg(7)	74	Non-Executive Director
Kimberly White(8)	60	Non-Executive Director
__________________
Notes to table:
(1)Mr. Hall’s current term as director expires in 2028.
(2)Mr. Smits’ current term as director expires in 2026.
(3)Mr. Lee’s current term as director expires in 2027.
(4)Mr. Williams’s current term as director expires in 2027.
(5)Ms. Austin Reed’s current term as director expires in 2028.
(6)Mr. Chess’s current term as director expires in 2026.
(7)Mr. Ginsberg’s current term as director expires in 2026.
(8)Ms. White’s current term as director expires in 2028.
Simon Lee has served as a non-executive director and chairperson of our board, chairperson of our Audit Committee and a member of our Remuneration Committee since December 2021. Outside of his work with PPHC, Mr. Lee is Chair of Brit Syndicates, where he has been a director since 2016, and the Advisory Board of Perfect Cellar. He is Non-Executive Director of Fairfax International (Barbados) Ltd, Fairfax Asia Ltd, Falcon Insurance Ltd, SingaporeRe Ltd and TP24 AG. Until December 2013, he served as group chief executive of RSA Insurance Group plc, a FTSE 100 insurer. Mr. Lee also spent 17 years with NatWest Group where he held a number of senior leadership positions, including CEO of NatWest Offshore, Head of US Retail Banking, CEO NatWest Mortgage Corporation (US) and Director of Global Wholesale Markets.
George Stewart Hall is a co-founder of the Company and of Crossroads Strategies. In 2014, Crossroads Strategies was merged to form PPHC-LLC, where Mr. Hall served as CEO and Managing Partner. Mr. Hall has served as our Chief Executive Officer and a member of our board of directors since PPHC’s founding in February 2021. Mr. Hall has extensive experience in both the public and private sectors. He co-founded Federalist Group in 1999, which was acquired by Ogilvy Public Relations (WPP) in 2005. Prior to that, he served as Legislative Director to Senator Richard Shelby (R-AL) from 1992-1996, working across defense policy, appropriations and financial services committees.
Roeland Smits has served as our Chief Financial Officer and a member of our board of directors since September 2023. Mr. Smits joined PPHC in May 2022 as Deputy Chief Financial Officer with a strong focus on driving the company’s mergers and acquisitions (M&A) agenda. Prior to joining PPHC, Mr. Smits spent 12 years in various CFO roles at Kantar, co-owned by WPP and Bain Capital, where most recently he was CFO of Kantar Americas from 2012 until joining us. Before joining Kantar, Mr. Smits spent 6 years leading the North American M&A team of WPP. Also, Mr. Smits spent 8 years working in private equity, most notably for HAL investments BV, a publicly listed family fund in the Netherlands.
Zachary Williams has served as an executive director on our board of directors since December 2021 and is managing partner at our Forbes Tate Partners member company, a full-service government and public affairs advocacy firm that became part of PPHC in 2014. Prior to Forbes Tate Partners, he was a founder and managing partner of Cauthen Forbes and Williams.
Keenan Austin Reed has served as an executive director on our board of directors since December 2023. Ms. Austin Reed is a global leader on policy and politics, and serves as a senior advisor to PPHC. Ms. Austin Reed is known for mobilizing her immense network and building brands and coalitions to advance the goals of her clients and the broader Capitol Hill community. Ms. Austin Reed is also a principal at our Alpine Group member company, a top 20 lobbying firm in Washington, D.C.. She joined Alpine Group in 2021 and rose swiftly to the firm’s leadership. Prior to joining Alpine Group in 2021, she was the Chief of Staff to US Representative Donald McEachin. Recently, Ms. Austin Reed was named “Lobbyist of the Year” by the prestigious Washington Government Relations Group. Ms. Austin Reed is also the founder and chair of Black Women Leading, a 501(c)(3) organization that supports the empowerment of Black women in public service, notably the Black Women’s Congressional Alliance (BWCA).
William Chess has served as a non-executive director on our board of directors since July 2024, having previously served as Chief Administrative Officer and executive director from December 2021 to July 2024, and is a co-founder of the Company. Mr. Chess was also formerly our Chief Financial Officer from December 2021 until July 2023, and our Chief Administrative Officer from July 2023 until July 2024. Previously, he was COO and CFO of Ogilvy Public Relations Worldwide (WPP), during which time he oversaw acquisition activity across all global regions. Mr. Chess began his business career with Unilever, including as Financial VP of Lever’s Food Division. He is a veteran of the US Air Force, where he served as an air traffic controller.
Benjamin Ginsberg has served as a non-executive director on our board of directors, and as a member of our Audit Committee and our Remuneration Committee, since December 2021. Prior to joining PPHC, Mr. Ginsberg was most recently a political law partner at international law firm Jones Day before retiring in August 2020. Prior to that, he served as national counsel to the Bush-Cheney presidential campaigns in 2000 and 2004, as well as the Romney for president campaigns of 2008 and 2012. He joined Patton Boggs, a full-service global law firm, in 1993 after serving eight years as counsel to the Republican National Committee, the Republican Senatorial Committee and the Republican Congressional Committee. Mr. Ginsberg is counsel to the Republican Governors Association.
Kimberly White has served as a non-executive director on our board of directors, and as Chairperson of our Remuneration Committee and a member of our Audit Committee, since December 2021. Ms. White is Senior Vice President and Chief Corporate Affairs Officer of Generate:Biomedicines, a company focused on the application of AI to drug discovery founded by Flagship Pioneering. Prior to that through September 2023, Ms. White worked in the Alphabet ecosystem serving as a senior communications advisor to Verily and Isomorphic Labs, two of Alphabet’s “bets” in healthcare. Ms. White has served as Chief Communications Officer for a number of public companies including CVS Health from April 2020 until April 2021, Vertex Pharmaceuticals and Baxter. In addition to her corporate roles, she held senior leadership roles at Edelman and Ogilvy over a 20+ year agency career.
Jill Kendrick has served as our Chief Operating Officer since our founding in July 2014. She has 20 years of experience in developing, implementing, and growing the operational infrastructure to advance an organization throughout its business life cycle. Prior to joining PPHC, Ms. Kendrick served as the Chief Financial Officer of

Crossroads Strategies, one of the founding firms of PPHC. In this role, she built the back-office infrastructure from the ground up for the financial and human resources processes across the growing group of companies. Before CRS, Ms. Kendrick served as the Chief Administrative Officer of Ogilvy Government Relations. In this capacity, she had oversight of all financial and personnel activities for, at the time, one of the top five government relations firms. She transitioned from Federalist Group to Ogilvy Government Relations post acquisition of Federalist Group by Ogilvy Public Relations Worldwide, a WPP Company. She was the key point of contact throughout the due diligence during the acquisition process and handled the transition of all the financial and human resources post-acquisition. Ms. Kendrick has held additional positions within Federalist Group, Berman Enterprises, and in Disaster Fundraising for the National Headquarters of the American Red Cross. It was in these positions that she grew her appreciation for business process improvement.
Thomas Gensemer has served as our Chief Strategy Officer since early 2020, having previously served as an advisor from 2018-2020. Mr. Gensemer joined PPHC after nearly 20 years in advertising, public affairs and politics. From 2005-2014 he served as CEO and managing partner of Blue State Digital (BSD), where he led the agency from its early founding through years of rapid growth until its ultimate acquisition by WPP in late 2011. In 2013, Mr. Gensemer was named chief strategy officer for Burson (then Burson-Marsteller), one of the world’s largest public relations networks (also a WPP company), where he oversaw a portfolio of global clients (Accenture, Ford, Nestle) and led the firm’s research, analytics, and creative functions. Mr. Gensemer’s work and insights have been featured in global media including Bloomberg, the Guardian, Wall Street Journal, Economist, and Business Week. He’s also appeared on CNN, CNBC, ITV, BBC, and Bloomberg TV. Mr. Gensemer continues involvement in organizations including the World Economic Forum, Aspen Institute, International Rescue Committee, Kasita, a hospitality start-up, and Court Avenue, a digital transformation agency. He also serves on the boards of the Public Goods Projects (PGP), the Purpose Foundation, the It Gets Better Campaign, and is a longtime advisor to the Family Equality Council.
Neal Strum has served as our Chief Legal Officer since January 2022, having previously served as outside legal counsel since our inception. Mr. Strum brings over thirty years of legal experience as a corporate and finance attorney at Venable LLP where he worked from 1991 until joining us. Prior to joining PPHC, Mr. Strum represented numerous clients across various industries – service, finance, hospitality, technology and healthcare – with a focus on mergers and acquisitions, venture capital, private equity and other equity investments. Mr. Strum is a graduate of the University of Maryland and of the University of Maryland School of Law.
Ron Starzman has served as our Executive Vice President of Human Resources since April 2019. Throughout his extensive career, Mr. Starzman has developed key workplace improvement initiatives, built and administered employee engagement programs, and overseen performance management and benefits processes at leading corporations across a wide range of industries. In his current position at PPHC, Mr. Starzman provides strategic HR planning, direction, and operational business support while simultaneously serving as a leader, consultant, resource, and subject matter expert on HR policies, practices, and programs for member companies of PPHC. Prior to joining PPHC, Mr. Starzman was the university-wide head of employee relations at William & Mary, where he directly oversaw all full-cycle performance and talent management initiatives for over 2,500 staff. He previously served as a managing consultant at Watershed, where he helped industry-leading partner companies successfully define, identify, attract, select, integrate, develop, train, and retain top talent. Mr. Starzman is also a graduate of William & Mary, where he earned a bachelor’s degree with a concentration in social psychology.
Paula Thrasher has served as our Vice President of Control and Accounting since July 2019, having previously served as Director of Finance at Forbes Tate. In this capacity she oversees our accounting department and is primarily responsible for directing and managing the fiscal and accounting functions in accordance with generally accepted accounting principles (GAAP) and our member companies’ policies, procedures and regulations respectively, across all business segments. Ms. Thrasher came to PPHC with over twenty-five years of experience in accounting and financial analysis. She has management experience in accounting, budgeting, board presentations, cash management, financing, revenue sharing, information systems, property management, statistics, and strategic planning. Ms. Thrasher graduated from Troy University with a BS in business administration with an emphasis in accounting. She previously served as the director of finance with Forbes Tate Partners and the controller/staff accountant for Diamond Concrete, Dominic’s, Alabama Farmers Federation, EFS, Inc., Dialysis Clinic Inc., and Columbia Regional Medical Center.

John Green has served as our Chief Client Officer since February 2025. Mr. Green is also the co-founder of Crossroads Strategies, LLC, and has served as its chairperson since 2010. During his thirty years in the advocacy community, Mr. Green has successfully achieved policy results in virtually every field of federal advocacy, notably in technology and resources issues. Prior to his work at PPHC and Crossroads, Mr. Green co-founded Federalist Group, LLC. Federalist Group was acquired by Ogilvy Public Relations and grew to be one of the top five government relations firms in Washington. Mr. Green began his career working in the US Senate, where he handled policy and administrative matters for the assistant majority leader and eventual majority leader of the US Senate. Additionally, he served as campaign manager for a successful congressional campaign, national finance chairman for multiple US Senate campaigns, and senior advisor to a presidential campaign.
Our Board of Directors
Our board of directors oversees the management of our business and serves as the ultimate decision-making body of the Company, except for those matters reserved to our stockholders. The board of directors oversees our management team, to whom it has delegated responsibility for our day-to-day operations. While the board’s oversight role is broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management.
Our board of directors currently consists of eight members, as set forth in the table above. Pursuant to our certificate of incorporation, our board of directors is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class II (the “Classified Board”), with the classes elected to staggered three-year terms. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by our board of directors, with the number of directors in each class to be divided as nearly equal as reasonably possible. Our certificate of incorporation and bylaws do not limit the number of terms a member may be re-elected as a director.
Each of our four executive directors—George Stewart Hall, Roeland Smits, Zachary Williams and Keenan Austin Reed –are parties to an executive employment agreement with us. Three of our non-executive directors—Simon Lee, Kimberly White and Ben Ginsberg—are parties to a letter of appointment, and Mr. Chess, a non-executive director of the Company is party to a consulting agreement, each as described below. (For additional information on executive employment agreements and director appointment and consulting agreements, see “Executive Compensation—Employment” and “Executive Compensation—Director Compensation.”)
Board Committees
Our board of directors has established audit and remuneration committees, each of which operate pursuant terms of reference adopted by our board of directors. Our board of directors also intends prior to the the completion of our listing on Nasdaq to establish a nominations committee, and may establish other committees from time to time to assist us and our board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, we intend that the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market, and the Exchange Act. Upon our listing on Nasdaq, each committee charter will be available on the corporate governance section of our website.
Audit Committee
The audit committee of our board of directors is currently comprised of Simon Lee (the chairperson), Benjamin Ginsburg and Kimberly White. The audit committee is required under its terms of reference to meet at least three times a year and otherwise as required. The audit committee’s responsibilities generally include ensuring that our financial performance is properly reported on and reviewed. More specifically, the audit committee’s role includes: (i) considering and monitoring the appointment and re-appointment of our external auditors as well as advising on the terms of engagement between the Company and such auditors; (ii) ensuring procedures are in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; (iii) reporting formally to our board of directors on proceedings after each audit committee meeting; (iv) monitoring the integrity of our financial statements (including annual and interim accounts and results announcements); (v) undertaking narrative reporting and advising the board of directors on whether the content of the annual report and accounts provides the necessary information for shareholders to assess our performance, business model and strategy; (vi) reviewing internal control and risk management systems; (vii) reviewing our policies for detecting fraud; (viii) reviewing any changes to accounting policies and checking the application of these policies on a year-to-year basis; (ix) reviewing our internal audit functions, (x) reviewing and monitoring the extent of the non-audit services undertaken by external auditors, and (xi) ensuring that we gave in place the procedures, resources and controls to enable compliance with applicable AIM rules and the QCA Corporate Governance Code framework of the Quoted Companies Alliance (the “QCA Code”). The audit committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the board of directors for approval.
Remuneration Committee
The remuneration committee of our board of directors is currently comprised of Kimberly White (the chairperson), Benjamin Ginsburg and Simon Lee. The remuneration committee is required under its terms of reference to meet not less than twice a year and at such other times as required. The remuneration committee’s responsibilities generally include determining our policy on the remuneration packages of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, other executive directors, and other senior executives as designated by our board of directors. The remuneration committee also has responsibility for: (i) recommending to our board of directors a remuneration policy for executive directors and other senior executives, and monitoring its implementation; (ii) approving and recommending to our board of directors and shareholders the total individual remuneration package of the executive directors and other senior executives (including bonuses, incentive payments and share incentive awards or other share awards); and (iii) approving the design of, and determine targets for, any performance related pay schemes and share incentive plans operated by the Company. The remuneration of our non-executive directors (including the chairperson of our board of directors) is a matter for our executive directors. No director or member of management may be involved in any discussions as to their own remuneration. The remuneration committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary to the board of directors for approval.
Code of Business Conduct
We expect to adopt a written Code of Business Conduct prior to the completion of our listing on Nasdaq, which will apply to all our directors, officers and employees, and be made available on our website.
The audit committee of our board of directors will be responsible for overseeing the Code of Business Conduct and approving any waivers of the Code of Business Conduct for executive officers and directors. We expect that any amendments to the Code of Business Conduct, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website.

EXECUTIVE COMPENSATION
The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.
Summary Compensation Table
The following table and related footnotes show the compensation paid to our named executive officers during each of the years ended December 31, 2024 and 2023.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	All other compensation ($)(2)	Total ($)
George Stewart Hall,	2023	799,992	—	397,987	11,430	1,209,409
Chief Executive Officer	2024	799,992	333,500	87,940	36,850	1,258,282
Roeland Smits,	2023	425,000	60,775	284,173	4,378	774,326
Chief Financial Officer	2024	425,000	216,250	132,069	14,216	787,535
Neal Strum,	2023	450,000	125,000	232,496	2,902	810,398
Chief Legal Officer	2024	450,000	202,500	133,203	9,631	795,334
__________________
Notes to table:
(1)Stock awards comprise, in each case, the aggregate grant date fair value of all RSAs and RSUs issued to the person listed in the year indicated.
(2)All other compensation comprises, in each case, (i) premiums paid by the Company for a Company sponsored life insurance policy for the person listed; and (ii) all dividends paid to the person listed during the year indicated in respect of shares of Common Stock, RSAs or RSUs held by such person that were originally issued to them under the Omnibus Incentive Plan.
Employment Agreements
We have employment agreements with each of our named executive officers, the principal terms of which are summarized below.
Employment Agreement of George Stewart Hall (Chief Executive Officer)
Pursuant to an agreement with PPHC dated August 2, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Hall is employed by us as Chief Executive Officer. Prior to December 16, 2021, Mr. Hall was employed by Crossroads Strategies, one of our operating subsidiaries. Mr. Hall is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our board of directors or its delegate. Mr. Hall is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan. Mr. Hall became a stockholder of the Company upon receiving shares in connection with our pre-UK IPO reorganization on December 10, 2021.
In the event we terminate Mr. Hall’s employment without cause (as defined in the employment agreement) or Mr. Hall resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months’ severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.

Employment Agreement of Roeland Smits (Chief Financial Officer)
Pursuant to an agreement with PPHC effective May 1, 2022, Mr. Smits was employed by us as Deputy Chief Financial Officer. On July 2, 2023, Mr. Smits was appointed as our Chief Financial Officer. Mr. Smits is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our board of directors or its delegate. Mr. Smits is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan.
In the event we terminate Mr. Smits’ employment without cause (as defined in the employment agreement) or Mr. Smits resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months’ severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.
Employment Agreement of Neal Strum (Chief Legal Officer)
Pursuant to an agreement with PPHC dated December 28, 2021, Mr. Strum is employed by us as Chief Legal Officer. Mr. Strum is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our board of directors or its delegate. Mr. Strum is also eligible to receive equity-based awards in accordance with our Omnibus Incentive Plan.
In the event we terminate Mr. Strum’s employment without cause (as defined in the employment agreement) or Mr. Strum resigns for good reason (as defined in the employment agreement), in addition to unpaid salary for the period prior to termination, earned, but unpaid cash bonuses for previously completed bonus years and employee benefits under applicable plans, he would receive 12 months’ severance in the amount of the then-current base salary, plus an additional amount equal to the most recent annual bonus. If this occurs, unvested awards (other than stock options) granted under the Omnibus Incentive Plan fully vest. If this occurs within 12 months after a change in control (as defined in the employment agreement), all unvested awards, including stock options, granted under the Omnibus Incentive Plan fully vest.
Outstanding Equity Awards at Fiscal Year End
The following table and related footnotes show the unexercised stock options, unvested restricted stock units (“RSUs”) and unvested restricted stock awards (“RSAs”) held by our named executive officers as of December 31, 2024.

	Option Awards				Stock Awards
Name	Number of Shares of Common Stock underlying exercisable unexercised options	Number of Shares of Common Stock underlying unexercisable unexercised options	Option exercise price ($)(4)	Option expiration date	Unvested shares or units of Common Stock		Market value of unvested shares or units of Common Stock ($)
George Stewart Hall	50,000	—	2.22	May 16, 2032	2,581,799	(1)	4,426,990
Roeland Smits	100,000	—	2.22	Oct 11, 2032	146,666	(2)	251,487
Neal Strum	100,000	—	2.22	May 16, 2032	146,666	(3)	251,487
__________________
Notes to table:
(1)Comprises 2,415,133 shares of Common Stock, half of which are scheduled to vest on each of December 16, 2025 and December 16, 2026; 66,666 RSUs, half of which are scheduled to vest on each of October 3, 2025 and October 3, 2026; and 100,000 RSUs, one-third of which are scheduled to vest on each of June 26, 2025, June 26, 2026 and June 26, 2027.
(2)Comprises 66,666 RSUs, half of which are scheduled to vest on each of October 3, 2025 and October 3, 2026, and 80,000 RSUs, one-third of which are scheduled to vest on each of June 26, 2025, June 26, 2026 and June 26, 2027.

(3)Comprises 66,666 RSUs, half of which are scheduled to vest on each of October 3, 2025 and October 3, 2026; and 80,000 RSUs, one-third of which are scheduled to vest on each of June 26, 2025, June 26, 2026 and June 26, 2027.
(4)The exercise price of each option is denominated in British pounds sterling (“GBP” or “£”), and was £1.77 per share for all options listed. The US dollar value indicated has been calculated using a GBP to US dollar exchange rate as of December 31, 2024 of 1.00 to 1.25.
Annual Bonus Program
Annual bonus amounts are paid as compensation for services to senior executives, including our named executive officers, and employees based on satisfactory performance at PPHC, member company and individual employee level as determined by the remuneration committee of our board of directors with the input, where applicable, from management of the relevant member company. Each February, our board of directors, upon the recommendation of our remuneration committee, determines the size of the aggregate bonus pool for the Company relating to the previous year’s performance and allocates this amount among the Company’s member companies and PPHC. The remuneration committee then makes specific allocations to PPHC’s officers and executive directors, including its named executive officers, and allocations to all other employees are made by PPHC’s CEO and the management of each member company. The bonus amounts awarded to named executive officers are not determined by reference to a prescribed formula or set of criteria, but are determined by, and at the discretion of, the remuneration committee. In determining bonus award amounts for each named executive officer or other employee, the remuneration committee conducts a holistic assessment of the person’s performance over the preceding year. These bonuses are paid before March 15 each year. Eligibility for bonuses is noted in employment agreements, and certain employment agreements include a right of PPHC to clawback prior bonus payments if the employee violates restrictive covenants in the agreement.
Omnibus Incentive Plan
In 2021, we adopted the Omnibus Incentive Plan, under which options (both non-qualified options, and incentive stock options), stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, cash-based awards and dividend equivalent rights may be issued. The first stock-based compensation units under the Omnibus Incentive Plan were issued in 2022. Key terms of the Omnibus Incentive Plan and certain grant agreements thereunder are summarized below:
•Eligibility. Employees, non-employee directors and consultants of PPHC and its affiliates, as selected by the remuneration committee of our board of directors or its delegates, are eligible for grants under the Omnibus Incentive Plan.
•Grants. The remuneration committee or its delegates will determine the timing, amount and recipients of grants under the Omnibus Incentive Plan.
•Exercise/purchase price. Options will be granted with an exercise price that is not less than the fair market value of the underlying shares of Common Stock as of the grant date.
•Restrictions on restricted stock units. Restricted stock units and restricted stock shall be subject to forfeiture conditions based on continuation of the service relationship and/or achievement of pre-established performance goals and objectives, as determined by the remuneration committee.
•Limitations on exercise of options. With respect to non-qualified options, the minimum number of shares of Common Stock with respect to which an option may be exercised at any one time is 1,000 shares, or if less, the total number of shares of Common Stock subject to exercise at such time.
•Limitations on incentive stock options. The aggregate fair market value of shares of Common Stock (determined as of the time of grant) with respect to which incentive stock options first become exercisable by a grantee during any calendar year will not exceed $100,000.
•Total number of shares available. An award may not be granted if the number of shares of Common Stock committed to be issued under that award exceeds 15.0% of the ordinary share capital of the Company in issue immediately before that day, when added to the number of shares of Common Stock which have been issued, or committed to be issued, to satisfy awards under the Omnibus Incentive Plan, or options or awards under any other employee share plan operated by the Company, granted in the previous five years.
•Exercise of options. With respect to non-qualified options, options generally will become 100.0% vested and exercisable on the third anniversary of the grant date. Options may be exercisable within the times or upon the events determined by the remuneration committee as set forth in the relevant grant agreement, provided that no option will be exercisable after the expiration of ten years following the date of grant.
•Employees leaving the Company. With respect to non-qualified options, if a grantee ceases to provide services to the Company, the unvested portion of the option shall expire. With respect to the vested portion of the option, the option shall expire (i) immediately upon grantee’s involuntary termination for cause, (ii) 30 days following grantee’s voluntary termination of the service relationship (other than for good reason within 12 months following a change in control, in which case the option shall expire 90 days following grantee’s termination), (iii) 90 days following grantee’s involuntary termination of the service relationship without cause, (iv) 12 months following termination of the service relationship due to grantee’s death or disability, or (v) the day before the 10th anniversary of the grant date if earlier than the foregoing.
•Transferability. Awards may not be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or the laws of descent and distribution; provided, that the remuneration committee in its discretion, may permit transfers of non-qualified options to specified family members or related parties.
•Corporate transactions and admission. Upon a change in control, the successor entity may continue or assume outstanding awards, or substitute outstanding awards with appropriate adjustments to award terms to reflect the new underlying equity. If a continuation, assumption or substitution of outstanding awards does not occur, the awards shall terminate upon change in control, in which case the awards shall be settled or disposed of in accordance with the award agreements, or as the Company may otherwise determine in accordance with the Omnibus Incentive Plan.
•Amendment. The Omnibus Incentive Plan may be amended by the Company at any time, with shareholder approval to the extent required by applicable law or exchange rule. Outstanding grants may be amended by the Company at any time, except that no amendment may materially adversely affect an outstanding grant without the grantee’s consent.
•Termination. The Omnibus Incentive Plan may be terminated by the Company at any time, subject to Section 409A of the US Internal Revenue Code. Outstanding grants shall not be materially adversely affected by a termination of the Omnibus Incentive Plan without the grantee’s consent.
The stock options have a contractual term of ten years and vest three years after their issuance. The RSUs vest over a three-year period with one-third vesting each year after the grant date. The RSAs include voting and dividend rights prior to vesting. For information on our issuances of options, RSUs and shares of Common Stock (including RSAs) under the Omnibus Incentive Plan within the last three years, see “Item 15. Recent Sales of Unregistered Securities” in Part II of this registration statement.
820,007 RSAs vested on December 31, 2023, 17,438 vested on July 1, 2024; 442,301 vested on October 2024; 35,490 vested on December 31, 2024; 686,299 vested in May 2025; and 1,711,153 RSAs vest over a remaining four-year period beginning with approximately 428,000 per year starting in October 2025, with 1,569,196 fully vested by October 2028 and 141,957 fully vested by December 2028.
In 2024, following our acquisition of Pagefield, we adopted a UK Sub-Plan to the Omnibus Incentive Plan, and a related form of stock option agreement. Under the UK Sub-Plan, only non-qualified stock options may be awarded. The terms and conditions of awards under the UK Sub-Plan (including, for example, vesting/forfeiture, exercise, and termination) are substantially the same as the terms and conditions of US options awarded under the Omnibus Incentive Plan, but include UK-specific provisions reflecting UK tax treatment. The first awards under the UK Sub-Plan were issued in 2024.

PPHC 401(k) Plan
Effective January 1, 2020, we established the Public Policy Holding Company, LLC 401(k) Plan (“PPHC 401(k) Plan”). The PPHC 401(k) Plan covers employees that reach certain age and length of service requirements. Eligible employees can contribute into the plans through salary deferral. The PPHC 401(k) Plan does not have any employer contribution and expenses are immaterial.
Director Compensation
The following table and related footnotes show the compensation paid to our non-executive directors during the year ended December 31, 2024. None of our executive directors received compensation for their service as directors.

Name	Fees earned or paid in cash ($)	All other compensation ($)		Total ($)
Simon Lee	120,000	2,000	(1)	122,000
William Chess	0	309,936	(2)	309,936
Benjamin Ginsberg	80,000	2,000	(1)	82,000
Kimberly White	80,000	2,000	(1)	82,000
___________________
(1)Comprises an incremental fee for services rendered.
(2)William Chess received no compensation for his service as a non-executive director during the year ended December 31, 2024. However, he did receive compensation from the Company for his service as Chief Administrative Officer for the period from January to July 2024 (comprising $225,000 in salary and $24,936 in RSAs issued under the Omnibus Incentive Plan) and for consulting services (comprising $60,000 in fees) for the period from July to December 2024 (see “—Consulting Agreement of William Chess (Non-Executive Director),” below).
Consulting Agreement of William Chess (Non-Executive Director)
Pursuant to an agreement with PPHC dated August 1, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Chess was employed by PPHC as Chief Financial Officer. On July 2, 2023, Mr. Chess was appointed Chief Administrative Officer. Effective July 1, 2024. Mr. Chess retired as our Chief Administrative Officer. Pursuant to an agreement with PPHC dated July 1, 2024, Mr. Chess serves as a consultant to us. The monthly fee payable by us to Mr. Chess as a consultant to the Company is $10,000. With respect to the year ending December 31, 2024, during which Mr. Chess served as an executive and non-executive director of the Company, Mr. Chess received an annual salary of $450,000. In addition, with respect to such year, Mr. Chess received awards under our Omnibus Incentive Plan consisting of (i) 17,438 restricted shares of our Common Stock, and (ii) 100,000 shares of our Common Stock as a result of previously issued RSUs vesting. Also, with respect to the year ending December 31, 2024, Mr. Chess purchased 25,000 shares of our Common Stock. Mr. Chess became a stockholder of the Company upon receiving shares in connection with the Company’s pre-UK IPO reorganization on December 10, 2021. Mr. Chess’s contract expired in December 2024, but has been extended by oral agreement on a month-to-month basis under an arrangement approved by our remuneration committee.
Appointment Agreement of Simon Lee (Non-Executive Director and Chairperson)
Pursuant to a letter of appointment with PPHC dated December 13, 2021, Mr. Lee serves as non-executive chairperson of our board of directors and as chairperson of the board’s audit committee. The annual fee payable by us to Mr. Lee is US $120,000. With respect to the year ending December 31, 2024, Mr. Lee also received $2,000 in additional compensation. In May 2024, Mr. Lee transferred 204,824 shares of Company stock held in his name to his wife.
Appointment Agreement of Kimberly White (Non-Executive Director)
Pursuant to a letter of appointment with PPHC dated December 13, 2021, Ms. White serves as a non-executive director of PPHC and chairperson of the board’s remuneration committee. The annual fee payable by us to Ms. White is US $80,000. With respect to the year ending December 31, 2024, Ms. White received $2,000 in additional compensation.

Appointment Agreement of Benjamin Ginsberg
Pursuant to a letter of appointment with PPHC dated December 13, 2021, Mr. Ginsberg serves as a non-executive director of the Company. The annual fee payable by us to Mr. Ginsberg is $80,000. With respect to the year ending December 31, 2024, Mr. Ginsberg also received US $2,000 in additional compensation.
Director Compensation Policy
Under our remuneration committee terms of reference, the remuneration of our non-executive directors (including the chairperson of our board of directors) is determined in their appointment agreements and is a matter for our executive directors, and the remuneration of our executive directors is determined by the members of our remuneration committee (who are all non-executive directors). No director or member of management may be involved in any discussions as to their own remuneration.
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2024, none of our executive officers served on the board of directors or compensation committee of a company that had an executive officer that served on our remuneration committee or board of directors. As of the date of this prospectus, no member of our board of directors is an executive officer of a company on whose board of directors or compensation committee one of our executive officers serves.
Emerging Growth Company Status
For so long as we are an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Set forth below is information regarding the beneficial ownership of our Common Stock as of August 15, 2025 by (i) each of our directors and named executive officers, (ii) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (iii) all of our current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares beneficially owned.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
			If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Not Exercised Full
Name of Beneficial Owner(1)	Shares	Percentage	Shares	Percentage	Shares	Percentage
Directors and Named Executive Officers:
Simon Lee(2)	323,694	0.3%		%
George Stewart Hall(3)	6,585,396	5.2%
Roeland Smits(4)	498,948	0.4%
Zachary Williams(5)	4,910,588	3.9%
Keenan Austin Reed(6)	281,165	0.2%
William Chess	2,543,416	2.0%
Benjamin Ginsberg	0	0.0%
Kimberly White	0	0.0%
Neal Strum(7)	288,860	0.2%
All directors and executive officers as a group(8)	24,258,420	19.3%		%
5% Stockholders:
Jeffrey Alan Forbes(9)	11,592,307	9.2%		%
Daniel Clyde Tate, Jr.(10)	8,016,120	6.4%
______________
Notes to table:
(1)Unless otherwise indicated, the address for each person or entity listed is: c/o Public Policy Holding Company, Inc., 800 North Capitol St. NW, Suite 800, Washington, D.C. 20002.
(2)Shares of Common Stock for Simon Lee includes 323,694 shares held by Fiona Lee, the wife of Simon Lee and beneficially owned by Simon Lee.
(3)Shares of Common Stock for George Stewart Hall includes 50,000 stock options and 33,333 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(4)Shares of Common Stock for Roeland Smits includes 100,000 stock options and 33,333 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(5)Shares of Common Stock for Zachary Williams includes 24,026 stock options issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(6)Shares of Common Stock for Keenan Austin Reed includes 27,806 stock options issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(7)Shares of Common Stock for Neal Strum includes 100,000 stock options and 33,333 RSUs issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(8)Total for all directors and executive officers as a group includes shares beneficially owned by Simon Lee, George Stewart Hall, Roeland Smits, Zachary Williams, Keenan Austin Reed, William Chess, Benjamin Ginsberg, Kimberly White, Neal Strum, Paula Thrasher, Jill Kendrick, Ron Starzman, Thomas Gensemer and John Green.
(9)Shares of Common Stock for Jeffrey Alan Forbes includes 24,026 stock options issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.
(10)Shares of Common Stock for Daniel Clyde Tate includes 24,026 stock options issued under the Omnibus Incentive Plan which have vested or will vest within 60 days.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS AND DIRECTOR INDEPENDENCE
Related Person Transactions
In addition to the compensation arrangements with our directors and executive officers described above in “Executive Compensation,” we have entered into the following agreements with related persons since January 1, 2023:
•AG Holdings, Inc. (formerly, The Alpine Group Inc.) Loan Agreement. On December 13, 2021, we agreed to provide AG Holdings, Inc., which as of December 31, 2024 held 10.4% of our Common Stock, with a one-time loan in an amount up to $750,000 in connection with certain US federal, state and local income taxes incurred in connection with certain shares of our Common Stock sold by AG Holdings, Inc. in our UK IPO. On April 14, 2022, we advanced this loan in the agreed-upon amount of $513,000. As of February 3, 2025, the amount outstanding and repayable (including principal and interest) was $532,451.25. On February 3, 2025, we accepted 316,779 shares of our Common Stock, each at a price of £1.3515 (or approximately $1.6808 per share) (“Repayment Shares”), in full satisfaction of this amount. The Repayment Shares were cancelled effective February 4, 2025. As a result of the dissolution and liquidation process of AG Holdings, Inc., effective March 21, 2025, AG Holdings Inc. is no longer a significant shareholder of PPHC.
•Jeffrey Forbes Employment Agreement. Pursuant to an agreement with Forbes Tate Partners dated August 2, 2021 (effective beginning at the time of our initial listing on the AIM market of the London Stock Exchange on December 16, 2021), Mr. Forbes, who as of August 15 2025, held more than 5% of our Common Stock, is employed by Forbes Tate Partners as Founding Partner. Mr. Forbes is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our board of directors or its delegate. Mr. Forbes is also eligible to receive equity-based awards in accordance with the Company’s Omnibus Incentive Plan. With respect to each of the years ending December 31, 2024 and 2023, Mr. Forbes received from Forbes Tate a salary of $1.0 million per annum; for 2023, Mr. Forbes also received a $50,000 cash bonus under our annual bonus program. Subject to the conditions of his employment agreement, Mr. Forbes’ salary for 2025 will be $1.0 million per annum in addition to any bonus awards for 2025 under our annual bonus program. In addition, in the year ended December 31, 2024, Mr. Forbes received awards under our Omnibus Incentive Plan consisting of 75,000 restricted stock units and in the period between January 1, 2025 and August 15, 2025, Mr. Forbes received 52,040 restricted stock units and 24,324 restricted stock awards. Mr. Forbes is a stockholder of the Company, having received shares in connection with our pre-UK IPO reorganization on December 10, 2021.
•George Stewart Hall Employment Agreement. As of August 15, 2025, Mr. Hall, the Chief Executive Officer, held more than 5% of our Common Stock. For information on Mr. Hall’s compensation in the years ended December 31, 2023 and 2024, and his employment agreement with the Company, see “Executive Compensation—Summary Compensation Table” and “Executive Compensation—Employment Agreements—Employment Agreement of George Stewart Hall (Chief Executive Officer).”
•Daniel Tate Employment Agreement. Pursuant to an agreement with Forbes Tate Partners dated August 2, 2021 (effective beginning at the time of our UK IPO on December 16, 2021), Mr. Tate, who as of August 15, 2025, held more than 5% of our Common Stock, is employed by Forbes Tate Partners as Founding Partner. Mr. Tate is eligible to receive an annual cash bonus in accordance with the terms of our annual bonus program, subject to the attainment of applicable performance targets to be set by our board of directors or its delegate. Mr. Tate is also eligible to receive equity-based awards in accordance with the Company’s Omnibus Incentive Plan. With respect to each of the years ending December 31, 2024 and 2023, Mr. Tate received from Forbes Tate a salary of $750,000 per annum. Subject to the conditions of his employment agreement, Mr. Tate’s salary for 2025 will be $750,000 per annum in addition to any bonus awards for 2025 under our annual bonus program. In addition, in the year ended December 31, 2023 and 2024 and the period between January 1, 2025 and August 15, 2025, Mr. Tate received awards under our

Omnibus Incentive Plan consisting of, respectively, 75,000 restricted stock units, 55,000 restricted stock units and 40,000 restricted stock units. Mr. Tate is a stockholder of the Company, having received shares in connection with our pre-UK IPO reorganization on December 10, 2021.
Director Independence
We expect to appoint two new directors to our board prior to the the completion of our listing on Nasdaq. We expect that, following such appointments, by the time of the completion of our listing on Nasdaq, a majority of the directors on our board of directors will be independent in accordance with the criteria established by Nasdaq for independent board members.
We are also in the process of reconfiguring our audit committee and remuneration committee, and forming a nominating committee. We expect that by the time of the completion of our listing on Nasdaq, we will have an audit committee, remuneration committee and nominating committee, each comprised entirely of independent directors and otherwise compliant with Nasdaq rules, including the audit committee “financially literacy” and “audit committee financial expert” requirements under Nasdaq and SEC rules.
For additional detail on the independence of the members on each of our committees and their satisfaction of the required qualification standards for membership on those committees, see “Management—Our Board of Directors” of this prospectus, which is incorporated herein by reference.

SELLING SHAREHOLDERS
The following table shows information as of August 15, 2025 regarding the beneficial ownership of our Common Stock by each of the selling shareholders.
The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our Common Stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our Common Stock to be issued and outstanding immediately after the consummation of this offering.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Common Stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of August 15, 2025 are considered outstanding for such computations, but these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity before this offering is based on the number of shares of Common Stock issued and outstanding as of August 15, 2025, after giving effect to any stock split, reclassification, conversion or other recapitalization. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our Common Stock to be issued and outstanding immediately after the consummation of this offering.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to their respective beneficially owned Common Stock.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Public Policy Holding Company, Inc., 800 North Capitol St. NW, Suite 800, Washington, D.C. 20002.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
			If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Not Exercised Full		Number of Shares Being Offered
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage	Shares	Percentage
[●]		%		%
[●]		%		%
[●]
__________________
*Indicates beneficial ownership of less than 1%.

DESCRIPTION OF SECURITIES TO BE REGISTERED
Description of Capital Stock
Our certificate of incorporation authorizes the Company to issue 1,100,000,000 shares of capital stock, 1,000,000,000 of which are designated Common Stock, and 100,000,000 of which are designated as shares of preferred stock, par value $0.001 per share (the “Preferred Shares”).
Common Stock
Voting Rights
Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder. Our bylaws provide that the holders of at least one third of the voting power of the shares of stock of the Company entitled to vote at the meeting, represented in person or by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by law. Unless otherwise required by law or our certificate of incorporation, the bylaws provide that the election of directors shall be decided by a plurality of the votes cast by Shareholders present in person or represented by proxy at the meeting entitled to vote in the election. Unless otherwise provided by applicable law, our certificate of incorporation or bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter.
Issue of Common Stock
We may issue shares of Common Stock from time to time for such consideration as may be fixed by our board of directors in accordance with our certificate of incorporation and the Delaware Corporation Law, subject to shareholder preemptive rights described below.
Preferred Shares
Preferred Shares may be issued in one or more series from time to time, with each such series to consist of such number of Preferred Shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by our board of directors and included in a certificate of designation, filed pursuant to the Delaware Corporation Law. The board of directors is expressly vested with the authority, to the fullest extent provided under the Delaware Corporation Law, to adopt any resolutions relating to Preferred Shares. Notwithstanding the foregoing, for so long as the Common Stock is admitted to trading on AIM or listed on the Main Market of the London Stock Exchange, the Company may not issue Preferred Shares unless approved in a general meeting by shareholders at which a quorum is present by 75% of the votes cast on the matter. This vote requirement will no longer apply at such time as the Company no longer has any shares of its capital stock listed or admitted to trading on AIM or listed on the Main Market of the London Stock Exchange. Our board of directors currently has no intention of establishing any class or series of Preferred Shares, but may in the future depending on financing needs.
Dividends
Holders of Common Stock are entitled to receive dividends, when, as and if authorized and declared by our board of directors out of funds legally available for such purposes. Dividends may be paid in cash, in property or in Common Stock or Preferred Shares, unless otherwise provided by applicable law or our certificate of incorporation.
Rights upon liquidation, dissolution or winding-up
In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Stock shall be entitled to receive all the assets of the Company available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them, subject to the preferential rights of any Preferred Shares then outstanding.

Preemptive rights
Our certificate of incorporation provides that, subject to the Delaware Corporation Law and so long as our Common Stock admitted to trading on AIM or listed on the London Stock Exchange and unless otherwise determined in a general meeting by shareholders at which a quorum is present by 75% of the votes cast on the matter, then the Company shall not issue any new Company securities (the “New Securities”) unless it has first made an offer to each shareholder (unless waived by such shareholder) to sell to the shareholders a pro rata share of such New Securities on substantially the same or more favorable terms (the “Preemptive Rights”). The Preemptive Rights are subject to such exclusions or other arrangements as our board of directors may deem necessary or expedient to deal with fractional share entitlements, rounding of shares or other legal restrictions under the laws of, or the requirements of any regulatory authority or stock exchange or otherwise in any jurisdiction. The Preemptive Rights shall not apply to certain issuances of New Securities set forth in our certificate of incorporation, including (among others) the authorization and/or issuance for cash of New Securities provided that the nominal amount of such shares or the shares into which such New Securities may be converted, during any 12-month period, does not exceed, in aggregate, one-third of the outstanding shares of Common Stock as of the first day of such 12-month period and the allotment of shares in connection with the purchase or acquisition of the stock or assets of another person, or in connection with the merger or consolidation of the Company with another person. These provisions of our certificate of incorporation will no longer apply at such time as the Company no longer has any shares of its capital stock admitted to trading on the AIM or listed on the London Stock Exchange.
Meetings of Shareholders
Our bylaws provide for an annual or special meeting of shareholders called in accordance with the bylaws. Our bylaws provide that an annual meeting of the shareholders shall be called for the election of directors and for the transaction of such other business as may properly come before the meeting. The certificate of incorporation provides that a special meeting of the shareholders for any purpose or purposes may be called at any time by our board of directors acting pursuant to a resolution adopted by the board. Our certificate of incorporation provides that shareholders may not act by consent without a meeting, except as provided by a Certificate of Designation relating to a class or series of Preferred Shares.
Our bylaws provide for notice to shareholders to be in writing (mailed to the shareholders or delivered personally) or by electronic transmission in accordance with applicable law and the bylaws. Unless otherwise required by applicable law or our certificate of incorporation, notice of meetings of shareholders shall be given not less than fourteen, nor more than 60, days before the date of the meeting to each shareholder entitled to vote at such meeting. Notice of any meeting need not be given to any shareholders who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the shareholders attend for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any shareholders so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice had been given.
Shareholders of record may vote at any meeting by appointing a proxy in accordance with applicable laws and our bylaws.
Directors
Powers of Directors
Subject to the provisions of our certificate of incorporation, our bylaws and applicable law, the board of directors may exercise all such powers and manage and direct all such acts and things as may be exercised or done by the Company.
Number of Directors
Our certificate of incorporation provides that the number of directors constituting our board of directors will be the then-authorized number of directors fixed from time to time by a resolution adopted by the board of directors.

Classified Board
Our bylaws state that at the annual meeting of our shareholders, directors shall be elected as set forth in our certificate of incorporation, which requires that our board of directors shall be classified, with respect to the term for which they severally hold office, into three classes, designated “Class I,” “Class II” and “Class III,” respectively. Each class shall consist, as nearly as reasonably possible, of one-third of the total number of directors constituting the board. The initial Class I directors served for an initial term expiring at the initial annual meeting of stockholders held on June 1, 2022 (and such Class I Directors were re-elected for a term expiring on the third succeeding annual meeting of stockholders after such initial annual meeting), the initial Class II Directors served for an initial term expiring at the annual meeting of stockholders held on May 18, 2023 (and such Class II Directors were re-elected for a term expiring on the third succeeding annual meeting of stockholders after such meeting), and the initial Class III Directors served for an initial term expiring at the annual meeting of stockholders held on May 9, 2024 (and such Class III Directors were re-elected for a term expiring on the third succeeding annual meeting of stockholders after such meeting). At the annual meeting of stockholders held on May 15, 2025, the Class I Directors were re-elected for a term expiring on the third succeeding annual meeting of stockholders after such meeting. Since the annual meeting of stockholders held on May 18, 2023, our board of directors has been increased by two persons, from six directors to eight directors.
Director terms and removal
Each director shall hold office until such director’s successor is duly elected and qualified, or, if earlier, such director’s death, resignation or removal. Any director may resign at any time upon written notice to the Company or by any electronic transmission permitted in our bylaws. No director may be removed except for cause and only by the affirmative vote of the holders of a majority of the voting power of the then-outstanding capital stock then entitled to vote at an election of directors voting together as a single class. To the fullest extent permitted by law, at least 28 days prior to any meeting of shareholders at which any director be removed from office with cause, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting. No decrease in the authorized number of directors constituting the board shall shorten the term of any incumbent director.
Vacancies
Any vacancy occurring in the board of directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the shareholders. Any director so elected shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which the director has been assigned expires and until such director’s successor is elected and qualified, or, if earlier, such director’s death, resignation or removal.
Board Action without a Meeting
Our bylaws provide that, any action required or permitted to be taken at any meeting of our board of directors or of any committee thereof may be taken without a meeting by the consent in writing or by electronic transmission of all the directors or members of the committee as the case may be (such unanimous consents to be filed with the minutes of proceedings of the board of directors).
Meetings of Directors
Our bylaws provide that regular meetings of our board of directors (the “Board”) may be held at any place or time that our board of directors determines. Special meetings of the Board may be called by the president, the chairperson of the Board, or a majority of the Board of Directors then in office. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least 4 days before the meeting if the notice is mailed, or at least 24 hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting. Every act or decision done or made by a majority of the directors at a meeting of the board where a quorum is present is regarded as an act of the board except as otherwise required by our bylaws, applicable law or our certificate of incorporation.
Board Committees
Pursuant to our bylaws and the Delaware Corporation Law, our board of directors may designate one or more committees, each committee to consist of one or more of the directors of the Company.
Disclosure of significant shareholdings
Our certificate of incorporation provides that a person must notify the Company when the person acquires an aggregate nominal value of the Company’s securities which carry voting rights in which such person’s interest is equal to or more than 3% of such securities and of any subsequent relevant change to their holdings (being a 1% incremental increase or decrease while their holdings are above the 3% threshold) so that these disclosures can be properly notified to AIM by the Company. These provisions of our certificate of incorporation will no longer apply at such time as the Company no longer has any shares of its capital stock admitted to trading on the AIM or listed on the London Stock Exchange.
Amendments to Certificate of Incorporation and Bylaws
Our certificate of incorporation may be amended in the manner prescribed by the Delaware Corporation Law provided that other than certain ministerial amendments to the certificate of incorporation that shall not require a vote of shareholders, the affirmative vote of the shareholders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required. Our certificate of incorporation provides that our board of directors shall have the power to adopt, amend or repeal our bylaws. Any adoption, amendment or repeal of our bylaws by our board of directors shall require the approval of a majority of the board. The shareholders shall also have power to adopt, amend or repeal our bylaws provided that in addition to any vote of the shareholders of the Company required by law or by the certificate of incorporation, the affirmative vote of the shareholders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws.
Takeovers
Our certificate of incorporation provides that, subject to the Delaware Corporation Law, the terms of any Certificate of Designation relating to Preferred Shares, the Securities Act, the Exchange Act (if the Company has a class of equity securities registers under the Exchange Act) and any applicable SEC rules and regulations, if a person (i) acquires shares of capital stock which (taken together with securities held or acquired by persons acting in concert with such person) represent 30% or more of the voting rights attaching to shares of capital stock, or (ii) (together with persons acting in concert with such person) holds not less than 30%, but not more than 50%, of the voting rights attaching to the shares of capital stock and such person, or any person acting in concert with such person, acquires additional securities, which will increase such person’s percentage holding of such voting rights, then any such person (and any persons acting in concert with such person) must make a written cash offer to the holders of all of shares of capital stock to acquire the outstanding shares of capital stock subject to the terms and conditions set forth in our certificate of incorporation. These requirements are subject to certain exceptions set forth in our certificate of incorporation, including (among others) an affirmative waiver by the Board with regard to any specific shareholder. These provisions of the certificate of incorporation will no longer apply at such time as the Company no longer has any shares of its capital stock listed or admitted to trading on the AIM or the London Stock Exchange.
We have elected not to be governed by Section 203 of the Delaware Corporation Law.

MATERIAL US FEDERAL INCOME TAX CONSIDERATIONS FOR NON-US HOLDERS OF COMMON STOCK
US FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
The following is a summary of the material US federal income and estate tax consequences of the ownership and disposition of our Common Stock that is being issued pursuant to this offering. This summary is limited to Non-US Holders (as defined below) that hold our Common Stock as a capital asset (generally, property held for investment) for US federal income tax purposes. This summary does not discuss all of the aspects of US federal income and estate taxation that may be relevant to a Non-US Holder in light of the Non-US Holder’s particular investment or other circumstances. In addition, this summary does not address any tax considerations arising under the laws of any US state or local jurisdiction or non-US jurisdiction or under the US federal gift tax laws. Accordingly, all prospective Non-US Holders should consult their own tax advisors with respect to the US federal, state, local and non-US tax consequences of the ownership and disposition of our Common Stock.
This summary is based on provisions of the US Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable US Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in US federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the US federal income and estate tax consequences of owning and disposing of our Common Stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the US federal income or estate tax consequences of the ownership or disposition of our Common Stock.
As used in this summary, the term “Non-US Holder” means a beneficial owner of our Common Stock that is not, for US federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an entity or arrangement treated as a partnership;
•an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or
•a trust, if (1) a US court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.
If an entity or arrangement treated as a partnership for US federal income tax purposes holds our Common Stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships, and partners in partnerships, that hold our Common Stock should consult their own tax advisors as to the particular US federal income and estate tax consequences of owning and disposing of our Common Stock that are applicable to them.
This summary does not consider any specific facts or circumstances that may apply to a Non-US Holder and does not address any special tax rules that may apply to particular Non-US Holders, such as:
•financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain former citizens or long-term residents of the United States, controlled foreign corporations or passive foreign investment companies;

•a Non-US Holder holding our Common Stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;
•a Non-US Holder that holds or receives our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation; or
•a Non-US Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding capital stock.
Each Non-US Holder should consult its own tax advisor regarding the US federal, state, local and non-US income and other tax consequences of owning and disposing of our Common Stock.
Distributions on Our Common Stock
Distributions on our Common Stock generally will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-US Holder’s adjusted tax basis in its Common Stock and will reduce (but not below zero) such Non-US Holder’s adjusted tax basis in its Common Stock. Any remaining excess will be treated as gain from a disposition of our Common Stock subject to the tax treatment described below in “Dispositions of Our Common Stock”.
Distributions on our Common Stock that are treated as dividends, and that are not effectively connected with a Non-US Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of US federal income tax at a rate of 30%. A Non-US Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-US Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Common Stock.
Distributions on our Common Stock that are treated as dividends, and that are effectively connected with a Non-US Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless the Non-US Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-US Holder in the United States, in which case the Non-US Holder may be eligible for a lower rate under the applicable income tax treaty). Dividends that are effectively connected with a Non-US Holder’s conduct of a trade or business in the United States, will not be subject to the withholding of US federal income tax discussed above if the Non-US Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-US Holder that is treated as a corporation for US federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-US Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-US Holder’s earnings and profits (attributable to dividends on our Common Stock or otherwise) that are effectively connected with the Non-US Holder’s conduct of a trade or business within the United States, subject to certain adjustments.
The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-US Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-US Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.
The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding”.

Dispositions of Our Common Stock
A Non-US Holder generally will not be subject to US federal income tax (including withholding thereof) on any gain recognized on any sales or other dispositions of our Common Stock unless:
•the gain is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-US Holder in the United States); in this case, the gain will be subject to US federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-US Holder is treated as a corporation for US federal income tax purposes, the “branch profits tax” described above may also apply;
•the Non-US Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition (but is not treated as a resident of the United States under specific rules) and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain US source capital losses, generally will be subject to a flat 30% US federal income tax, even though the Non-US Holder is not considered a resident of the United States under the Code; or
•we are or have been a “United States real property holding corporation” for US federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-US Holder held our Common Stock.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-US Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our Common Stock at all times during the applicable period, provided that our Common Stock is “regularly traded on an established securities market” (as provided in applicable US Treasury regulations). However, no assurance can be provided that our Common Stock will be regularly traded on an established securities market for purposes of the rules described above. Non-US Holders should consult their own tax advisors regarding the possible adverse US federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.
The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding”.
Federal Estate Tax
Our Common Stock that is owned (or treated as owned) by an individual who is not a US citizen or resident of the United States (as specially defined for US federal estate tax purposes) at the time of death will be included in the individual’s gross estate for US federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to US federal estate tax.
Backup Withholding and Information Reporting
Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our Common Stock to a Non-US Holder if the Non-US Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-US Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-US Holder payments of distributions on our

Common Stock (regardless of whether such distributions constituted dividends) and the amount of US federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-US Holder resides under the provisions of a treaty or agreement.
The gross proceeds from sales or other dispositions of our Common Stock may be subject to backup withholding and information reporting, unless the Non-US Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-US Holder is not a United States person, or the Non-US Holder otherwise qualifies for an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-US Holder’s US federal income tax liability (which may result in the Non-US Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.
FATCA Withholding
The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose US federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) US-source dividends (including dividends paid on our Common Stock) and (ii) the gross proceeds from the sale or other disposition of property that produces US-source dividends (including sales or other dispositions of our Common Stock). Under proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its US account holders and its US owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-US Holder holds its Common Stock will affect the determination of whether such withholding is required. Non-US Holders are encouraged to consult their tax advisors regarding FATCA.

PLAN OF DISTRIBUTION
General
We and (the “Representatives”), as representatives of a syndicate of underwriters named therein (together with the Representatives, the “Underwriters”), have entered into an underwriting agreement (the “Underwriting Agreement”) with respect to the shares being offered for sale in this offering (the “Offered Shares”).
Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of Shares

Total
The Underwriters are committed to purchase all the shares of Common Stock offered by us if they purchase any shares. The Underwriting Agreement also provides that if an Underwriter defaults, the purchase commitments of non-defaulting Underwriters may also be increased or the offering may be terminated.
The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $               per share. Any such dealers may resell the shares of Common Stock to certain other brokers or dealers at a discount of up to $               per share from the initial public offering price.
The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between us and the Underwriters, with reference to the prevailing market price of the Common Stock on AIM and prevailing market conditions. Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice.
Indemnification
We have also agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act, the Exchange Act or other federal or state law, at common law or otherwise, and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.
Option to Purchase Additional Shares of Common Stock
In addition, we have granted the Underwriters the Over-Allotment Option, which is exercisable in whole or in part for a period of 30 days from the date of this prospectus and pursuant to which the Underwriters may purchase Additional Shares, being up to an additional 15% the Offering, on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. This prospectus qualifies the grant of the Over-Allotment Option and the issuance of Additional Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this prospectus.
Commission
In consideration for the services provided by the Underwriters, we have agreed to pay to the Underwriters’ Fee equal to 6.0% of the gross proceeds realized on the proceeds of the Offering (including on any exercise of the Over-Allotment Option).

The following table shows the per share and total underwriting discounts and commissions to be paid to by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Common Stock.

Total
	Per Share	Without option to purchase additional shares	With full option to purchase additional shares
Paid by Us	$	$	$
Paid by the Selling Shareholders	$	$	$
We have agreed to reimburse the Underwriters for reasonable fees and expenses and out-of-pocket expenses incurred in connection with the Offering, and, subject to a maximum aggregate amount of $325,000, for the fees and disbursements of the Underwriters’ legal counsel. In addition, the we may (in our sole discretion) award up to an additional 0.5% of the gross proceeds of this Offering to one or more of the bookrunners for this Offering as incentive compensation. Underwriters will not receive any other fee or commission from the us in connection with the completion of the Offering.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the Common Stock is completed, SEC rules may limit Underwriters and selling group members from bidding for and purchasing our Common Stock. However, the Underwriters may engage in transactions that stabilize the price of the Common Stock, such as bids or purchases to peg, fix or maintain that price. The Underwriters are not, however, required to engage in these activities.
In connection with the Offering, the Underwriters may purchase and sell our Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares of Common Stock described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares of Common Stock or purchasing Common Stock in the open market. In determining the source of Common Stock to close out the covered short position, the Underwriters will consider, among other things, the price of Common Stock available for purchase in the open market as compared to the price at which they may purchase shares of Common Stock through the option granted to them. “Naked” short sales are sales in excess of such option. The Underwriters must close out any naked short position by purchasing Common Stock in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Common Stock in the open market after pricing that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the Underwriters in the open market prior to the completion of the Offering.
The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Representatives have repurchased Common Stock sold by or for the account of such Underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Subject to applicable rules, the Underwriters may conduct these transactions on the Nasdaq [or AIM], in the over-the-counter market or otherwise.
Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Stock. In addition, neither we nor any of the Underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution
This prospectus may be made available in electronic format on websites or through other online services maintained by the Underwriters or by its affiliates (in accordance with Rule 172 under the US Securities Act). In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the Underwriters’ websites or our website and any information contained in any other websites maintained by the Underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as the Underwriters, and should not be relied upon by investors.
Listing
Our Common Stock is currently listed and posted for trading on AIM under the symbol “PPHC”. We have applied to list our Common Stock (including the Common Stock being distributed hereunder) on the Nasdaq Global Market under the symbol “PPHC”. Listing on the Nasdaq Global Market will be subject to our fulfillment of all of the listing requirements of the Nasdaq Global Market.
An active trading market for our Common Stock in the United States may not develop. It is also possible that after the Offering the Common Stock will not trade in the public market at or above the public offering price.
No Sales of Similar Securities
The Company has agreed for a period of 180 days from the date of this prospectus that the Company will not, without the prior written consent of the Underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the US Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, subject to certain limited exceptions. The Company has agreed to cause each of the directors and officers of the Company and certain of our stockholders to enter into lock-up agreements, in form and content acceptable to the Underwriters and their counsel, acting reasonably, in favor of the Underwriters, evidencing their agreement not to directly or indirectly sell or agree to sell (or announce any intention to do so), any Common Stock or securities exchangeable or convertible into Common Stock for a period of 180 days from the date of this prospectus without the Underwriters’ prior written consent, subject to certain limited exceptions.
Other Relationships
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Settlement
It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on Closing, or as otherwise may be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. It is also expected that delivery of the Offered Shares will be made against payment therefor on or about the date of Closing, which will not be one business day following the date of the final prospectus (this settlement cycle being referred to as “T+1”).
Selling Restrictions Outside of the United States
This prospectus forms part of a registration statement on Form S-1 filed with the SEC to register the Common Stock offered hereby under the Securities Act. No action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
Disclaimers About Non-US Jurisdictions
Canada
The Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding Underwriter conflicts of interest in connection with this Offering.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation (as defined below);
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided, that no such offer of shares of Common Stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares of Common Stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Common Stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares of Common Stock to the public” in relation to any shares of Common Stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of Common Stock to be offered so as to enable an investor to decide to purchase shares of Common Stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
No shares of Common Stock have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of Common Stock which has been approved by the Financial Conduct Authority, except that the shares of Common Stock may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of any underwriter for any such offer; or
(c)in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);
provided that no such offer of the shares of Common Stock shall require any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and each person who initially acquires any shares of Common Stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the international placement agents and the Company that it is a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation.
Each person in the UK who receives any communication in respect of, or who acquires any of our shares of Common Stock under, the offers to the public contemplated in this prospectus, or to whom our shares of Common Stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each international placement agent, the Company and the Underwriters that it and any person on whose behalf it acquires our shares of Common Stock is: (i) a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation; and (ii) in the case of any of our shares of Common Stock by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (A) our shares of Common Stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the international placement agents has been given to the offer or resale; or (B) where our shares of Common Stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares of Common Stock fall within one of the exemptions listed in points (b) and (d) to Article 1(4) of the UK Prospectus Regulation.
In this section, the expression an “offer” of shares of Common Stock to the public in relation to any shares of Common Stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Common Stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of Common Stock.
This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) persons who are outside the United Kingdom; and (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The shares of Common Stock will only be available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such shares will be engaged only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly the shares of Common Stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares of Common Stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of Common Stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares of Common Stock may solely be offered to “qualified investors”, as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO”, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares of Common Stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares of Common Stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Neither this prospectus nor any other offering or marketing material relating to the Offering, the Company, or the shares of Common Stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of Common Stock will not be supervised by, FINMA, and the offer of shares of Common Stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Common Stock.
Hong Kong
The shares of Common Stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Common Stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Common Stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our Common Stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered Common Stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued Common Stock; (iv) that the shares of Common Stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this Offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.]

LEGAL MATTERS
The validity of the Common Stock and certain other legal matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (London) LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by DLA Piper LLP (US).

EXPERTS
The consolidated financial statements of Public Policy Holding Company, Inc. and subsidiaries as of , and for the year ended December 31, 2024, appearing in this prospectus and registration statement have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Public Policy Holding Company, Inc. and subsidiaries at December 31, 2023 and for the year then ended, appearing in this prospectus and registration statement have been audited by MN Blum, LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Common Stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an Internet Website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at https://pphcompany.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$9,792,017	$14,535,943
Contract receivables, net of allowance for credit losses	26,068,738	18,284,530
Notes receivable - related parties, current portion	350,000	863,000
Income taxes receivable	127,681	3,185,120
Prepaid post-combination compensation, current portion	6,888,651	6,070,073
Prepaid expenses and other current assets	4,385,452	2,726,320
Total current assets	47,612,539	45,664,986
Property and equipment at cost, less accumulated depreciation	782,577	750,620
Notes receivable - related parties, long term	1,050,000	1,050,000
Operating lease right of use asset	18,247,804	18,428,307
Goodwill	65,977,535	64,308,106
Other intangible assets, net of accumulated amortization	42,112,642	32,143,666
Deferred income tax asset	21,681,000	11,037,500
Prepaid post-combination compensation, long term	6,157,040	888,184
Other long-term assets	269,891	189,085
TOTAL ASSETS	$203,891,028	$174,460,454
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable and accrued expenses	19,213,017	20,044,302
Amounts owed to related parties	1,896,105	556,396
Deferred revenue	6,491,002	3,149,957
Operating lease liability, current portion	5,393,306	4,826,715
Contingent consideration, current portion	6,044,073	2,092,597
Other liability, current portion	300,629	1,134,675
Notes payable, current portion, net	8,097,588	6,031,204
Total current liabilities	47,435,720	37,835,846
Notes payable, long term, net	43,920,789	26,014,133
Contingent consideration, long term	9,382,090	8,803,464
Other liability, long term	6,307,489	3,744,925
Operating lease liability, long term	15,797,147	16,807,668
Total liabilities	$122,843,235	$93,206,036
Stockholders' equity:
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 124,532,022 and 120,087,982 shares issued and outstanding as of June 30, 2025, and December 31, 2024, respectively	116,275	114,002
Additional paid-in capital	217,059,861	197,397,482
Accumulated deficit	(137,834,142)	(115,721,104)
Accumulated other comprehensive income (loss)	1,705,799	(535,962)
Total stockholders’ equity	81,047,793	81,254,418
TOTAL LIABILITIES AND EQUITY	$203,891,028	$174,460,454
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Six months ended June 30,
	2025	2024 (Revised)
Revenue	$87,898,753	$71,133,895
Operating expenses:
Salaries and other personnel costs	72,665,263	58,948,499
Office and other direct costs	3,285,740	2,734,095
Cost of services	75,951,003	61,682,594
Salaries, general and administrative	17,025,021	12,611,080
Mergers and acquisitions expense	276,349	1,557,461
Depreciation and amortization expense	2,767,898	1,857,645
Change in fair value of contingent consideration	2,676,344	2,263,577
Total operating expenses	98,696,615	79,972,357
Loss from operations	(10,797,862)	(8,838,462)
Gain on bargain purchase	—	2,463,927
Interest income	61,927	97,901
Interest expense	(1,499,761)	(597,900)
Other expense	(22,275)	—
Net loss before income taxes	(12,257,971)	(6,874,534)
Income tax benefit (expense)	(4,088,000)	(3,706,956)
Net loss	$(16,345,971)	$(10,581,490)

Net loss per share attributable to common stockholders, basic and diluted	$(0.21)	$(0.24)
Basic and diluted	85,220,817	64,300,816

Net loss	$(16,345,971)	$(10,581,490)
Foreign currency translation gain (loss)	2,241,761	(261,976)
Total comprehensive loss	$(14,104,210)	$(10,843,466)
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares (Revised)	Amount
Balance as of December 31, 2024	120,087,982	$114,002	$197,397,482	$(115,721,104)	$(535,962)	$81,254,418
Long term incentive program charges	—	—	2,327,000	—	—	2,327,000
Forfeiture of unvested restricted stock	(13,150)	—	—	—	—	—
Dividends	—	—	—	(5,765,152)	—	(5,765,152)
Issuance of unvested legally outstanding shares	3,597,734	—	—	—	—	—
Vesting of stock issued from Multistate acquisition	—	658	—	(658)	—	—
Vesting of stock issued from Doherty acquisition	—	16	—	(16)	—	—
Vesting of stock issued to consultant	—	68	—	(68)	—	—
Vesting of restricted stock awards	—	671	—	(671)	—	—
Vesting of restricted stock units	501,663	502	—	(502)	—	—
Repayment of note receivable by Alpine Group	(316,779)	(317)	(531,683)	—	—	(532,000)
Issuance of common stock for acquisition	674,572	675	1,189,337	—	—	1,190,012
Post-combination compensation charge-shares	—	—	1,497,825	—	—	1,497,825
Issuance of common stock for settlement of other liability	—	—	342,000	—	—	342,000
Share-based accounting charge	—	—	14,837,900	—	—	14,837,900
Foreign currency translation gain	—	—	—	—	2,241,761	2,241,761
Net loss	—	—	—	(16,345,971)	—	(16,345,971)
Balance at June 30, 2025	124,532,022	$116,275	$217,059,861	$(137,834,142)	$1,705,799	$81,047,793
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares (Revised)	Amount
Balance as of December 31, 2023	115,271,961	$109,542	$156,884,144	$(74,925,077)	$—	$82,068,609
Long term incentive program charges	—	—	1,287,000	—	—	1,287,000
Dividends	—	—	—	(11,202,010)	—	(11,202,010)
Issuance of unvested legally outstanding shares	2,668,599	—	—	—	—	—
Vesting of stock issued from Multistate acquisition	—	658	—	(658)	—	—
Vesting of stock issued from KP Public Affairs acquisition	—	246	—	(246)	—	—
Vesting of stock issued from Engage acquisition	—	163	—	(163)	—	—
Vesting of stock issued to consultant	—	63	—	(63)	—	—
Vesting of restricted stock units	491,678	492	—	(492)	—	—
Common stock issued to Multistate as settlement of contingent consideration	441,432	441	690,559	—	—	691,000
Issuance of common stock for acquisition	897,640	898	1,442,422	—	—	1,443,320
Post-combination compensation charge-shares	—	—	1,601,689	—	—	1,601,689
Share-based accounting charge	—	—	15,194,000	—	—	15,194,000
Foreign currency translation gain	—	—	—	—	(261,976)	(261,976)
Net loss	—	—	—	(10,581,490)	—	(10,581,490)
Balance at June 30, 2024	119,771,310	$112,503	$177,099,814	$(96,710,199)	$(261,976)	$80,240,142
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
CONDENSED Consolidated Statements of Cash Flows
(Unaudited)

	For the six months ended June 30,
	2025	2024 (Revised)
Cash Flows from Operating Activities:
Net loss	$(16,345,971)	$(10,581,490)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	92,921	62,519
Amortization expense - intangibles	2,956,261	2,075,166
Amortization of right of use assets	2,247,087	1,981,770
Amortization of prepaid post-combination compensation	4,218,394	1,596,054
Accretion of other liability	3,055,225	1,722,731
Amortization of debt discount	94,820	78,975
Provision for deferred income taxes	(1,388,139)	(506,900)
Share-based accounting charge	14,837,900	15,194,000
Stock-based compensation	2,651,000	1,363,000
Post-combination compensation charge-shares	1,497,825	1,601,689
Change in fair value of contingent consideration	2,676,344	2,263,577
Gain on bargain purchase	—	(2,463,927)
Net change in operating assets and liabilities:
Accounts receivable, net	(6,877,876)	(4,215,004)
Prepaid post-combination expense	(10,305,828)	(4,440,000)
Prepaid expenses and other assets	(1,578,048)	(96,039)
Increase (decrease) in:
Accounts payable and accrued expenses	(4,170,193)	(7,453,155)
Income taxes payable and receivable	5,594,057	(188,927)
Deferred revenue	3,362,045	3,498,141
Contingent considerations	(2,824)	(268,563)
Operating lease liability	(2,510,514)	(1,936,293)
Other liabilities	(995,640)	(981,750)
Transactions with members and related parties	1,339,709	1,835,174
Net Cash Provided by Operating Activities	448,555	140,748
Cash Flows from Investing Activities:
Purchases of property and equipment	(92,896)	(4,691)
Cash paid for acquisitions	(18,522,274)	(19,783,750)
Net Cash Used in Investing Activities	(18,615,170)	(19,788,441)
Cash Flows from Financing Activities:
Proceeds from notes payable	24,000,000	25,000,000
Payment of debt issuance costs	(82,166)	(785,937)
Principal payment of note payable	(4,039,614)	(1,472,702)
Payment of contingent considerations	(726,000)	(749,687)
Dividends paid	(5,765,152)	(11,202,010)
Net Cash Provided by Financing Activities	13,387,068	10,789,664
Effect of foreign exchange rate changes on cash and cash equivalents	35,621	(15,761)
Net Decrease in Cash and Cash Equivalents	(4,743,926)	(8,873,790)
Cash and Cash Equivalents as of Beginning of Period	14,535,943	14,341,376
Cash and Cash Equivalents at the End of Period	$9,792,017	$5,467,586
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

	For the six months ended June 30,
	2025	2024
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,391,504	$518,925
Cash paid for income taxes	$2,411,500	$4,402,627
Common stock received for repayment of note receivable with Alpine Group	$532,000	$—
Right of use assets obtained with lease liabilities	$2,066,584	$1,031,742
Contingent consideration issued for acquisitions	$2,482,942	$3,780,514
Common stock issued for acquisitions	$1,190,012	$1,443,320
Stock issued for settlement of other liability	$342,000	$—
Stock issued for settlement of contingent consideration	$—	$691,000
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
Public Policy Holding Company, Inc. ("PPHC-Inc.") was incorporated on February 4, 2021. From PPHC-Inc.'s incorporation until December 10, 2021 (the "Conversion Date"), all of the issued and outstanding shares of stock of PPHC-Inc. were owned by Public Policy Holding Company, LLC ("PPHC-LLC"), which (i) was organized as a Delaware limited liability company on July 1, 2014, and (ii) owned certain wholly-owned operating subsidiaries, all organized as Delaware limited liability companies (the "Subsidiaries," and collectively with PPHC-Inc., the "Company"). On the Conversion Date, PPHC-LLC contributed and assigned substantially all of its assets and liabilities (including all of the Subsidiaries, but excluding certain specified assets and liabilities) to PPHC-Inc. in exchange for the issuance by PPHC-Inc. of 100,000,000 shares (the "Contribution Shares") of Common Stock, par value $0.001 per share ("Common Stock") of PPHC-Inc. Pursuant to a formula approved by the Executive Board and General Board of PPHC-LLC (the "Waterfall"), PPHC-LLC then liquidated and distributed the Contribution Shares to each of PPHC-LLC's owners who (other than The Alpine Group, Inc.), in turn, distributed such shares to their respective owners in accordance with the Waterfall (collectively, the "Company Conversion").
The Company provides consulting services in the areas of Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services, primarily in the US. With the acquisition of Pagefield Communications Limited ("Pagefield") and TrailRunner International ("TrailRunner"), the Company has expanded its capabilities to the United Kingdom and parts of Asia. As of June 30, 2025, the Company conducts its business through 11 individual member companies.
The unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These condensed consolidated financial statements are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments and accruals) necessary for a fair statement of the results for the periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The year-end condensed consolidated balance sheet data was derived from our audited consolidated financial statements but does not include all disclosures required by GAAP. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been omitted in accordance with the SEC’s rules and regulations for interim reporting. Our financial position, results of operations and cash flows are presented in US Dollars.
Use of Estimates
As of June 30, 2025, the effects of global macroeconomic and geopolitical uncertainty on the Company’s business, results of operations and financial condition continue to evolve. As a result, many of the Company’s estimates and assumptions continue to require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in the future.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024.
NOTE 2. CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS
During 2025, the Company determined that previously filed interim and annual financial statements had an immaterial error in its earnings per share calculation resulting from the inclusion of certain unvested Pre-UK IPO shares in the basic earnings per share calculation and the Company was also not appropriately applying the two-class method to calculate Basic and Diluted earnings per share in accordance with ASC 260, Earnings Per Share. As a

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
result, earnings per share calculations have been revised for the year ended December 31, 2024 and the unaudited interim results for the six months ended June 30, 2024. The application of the two-class method results in an adjustment to the numerator (net loss attributable to common stockholders) for dividends paid to unvested participating stockholders.
The Company assessed the materiality of this revision and concluded that this error correction in its Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Stockholders’ Equity and Note 1 - Organization and Significant Accounting Policies (Basic and diluted earnings (loss) per share) is not material to any previously presented financial statements based upon overall considerations of both quantitative and qualitative factors. In concluding this error was immaterial, the Company considered factors such as the capital structure of the Company, the impact to key performance metrics presented to external investors, executive remuneration and the pervasiveness of the error within the financial statements, amongst others. These immaterial corrections had no impact on the Consolidated Balance Sheet or Consolidated Statements of Cash Flows and did not result in a change in operating losses or net loss in the Statement of Operations.
The impact of these corrections for the year ended December 31, 2024 is as follows:

	As previously reported	Adjustment	As revised
For the year ended December 31, 2024
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(0.21)	$(0.26)	$(0.47)
Net loss attributable to common stockholders	$(23,956,944)	$(7,396,023)	$(31,352,967)
Shares used to compute basic and diluted net loss per share	111,826,822	44,781,026	156,607,848
The impact of these corrections for the adjustment above and the adjustments referred to below for the six months ended June 30, 2024 is as follows:

	As previously reported	Adjustment	As revised
For the six months ended June 30, 2024
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(0.09)	$(0.15)	$(0.24)
Net loss attributable to common stockholders	$(10,079,752)	$(5,473,269)	$(15,553,021)
Shares used to compute basic and diluted net loss per share	110,740,866	(46,440,050)	64,300,816
The assessment also resulted in the revision of the number of outstanding shares presented in the Statement of Stockholders’ Equity. The previously reported share count in the Statement of Stockholders’ Equity included legally outstanding shares that were both fully vested and subject to vesting conditions. The Company has revised this share count to present all legally issued shares regardless of vesting conditions.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The impact of these corrections for the six months ended June 30, 2024 is as follows:

	As previously reported	Adjustment	As revised
Balance as of December 31, 2023	$109,542,220	$5,729,741	$115,271,961
Issuance of unvested legally outstanding shares	—	2,668,599	2,668,599
Vesting of stock issued from Multistate acquisition	657,772	(657,772)	—
Vesting of stock issued from KP Public Affairs acquisition	246,244	(246,244)	—
Vesting of stock issued from Engage acquisition	162,434	(162,434)	—
Vesting of stock issued to consultant	63,468	(63,468)	—
Vesting of restricted units	491,678	—	491,678
Common stock issued to Multistate as settlement of contingent consideration	441,432	—	441,432
Issuance of common stock for acquisition	897,640	—	897,640
Balance as of June 30, 2024	$112,502,888	$7,268,422	$119,771,310
In addition to the above correction, the Company determined that the previously filed interim financial statements (unaudited) as of and for the six months ended June 30, 2024 contained immaterial errors related to certain balance sheet reclassifications, expenses, and foreign currency exchange calculations. The Company assessed the materiality of these revisions and concluded that these error corrections are not material to any previously presented financial statements based upon overall considerations of both quantitative and qualitative factors. In concluding these errors were immaterial, the Company considered factors such as the capital structure of the Company, the impact to key performance metrics presented to external investors, executive remuneration and the pervasiveness of the errors within the financial statements, amongst others.
The impact of these immaterial errors on the Consolidated Balance Sheet as of June 30, 2024 and the Consolidated Statements of Operations and Comprehensive Loss, Stockholders’ Equity and Cash Flows for the six months ended June 30, 2024 is as follows:

Consolidated Balance Sheet	As previously reported	Adjustment	As revised
Total Assets	$174,293,493	$(1,423,574)	$172,869,919
Total liabilities	$94,438,095	$(1,808,318)	$92,629,777
Total stockholders' equity	$79,855,398	$384,744	$80,240,142

Consolidated Statement of Operations and Comprehensive Loss	As previously reported	Adjustment	As revised
Revenue	$71,125,819	$8,076	$71,133,895
Net loss	$(10,079,752)	$(501,738)	$(10,581,490)
Total comprehensive loss	$(10,548,443)	$(295,023)	$(10,843,466)

Consolidated Statement of Stockholders’ Equity	As previously reported	Adjustment	As revised
Common stock	$112,503	$—	$112,503
Additional paid-in capital	$176,420,047	$679,767	$177,099,814
Accumulated deficit	$(96,208,461)	$(501,738)	$(96,710,199)
Accumulated other comprehensive loss	$(468,691)	$206,715	$(261,976)
Total stockholders' equity	$79,855,398	$384,744	$80,240,142

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Consolidated Statement of Cash Flows	As previously reported	Adjustment	As revised
Net cash provided by operating activities	$280,136	$(139,388)	$140,748
Net cash used in investing activities	$(19,930,740)	$142,299	$(19,788,441)
Effect of exchange rate changes on cash and cash equivalents	$(12,850)	$(2,911)	$(15,761)
NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS
Accounting Standards Not Yet Adopted
During December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands annual disclosures in an entity’s income tax rate reconciliation table and requires annual disclosures regarding cash taxes paid both in the United States (federal, state and local) and foreign jurisdictions. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, although early adoptions is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.
During June 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718), which provides guidance on the scope application of profits interest and similar awards. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024, and interim reporting periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.
During November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company expects to adopt this guidance in its fiscal year beginning January 1, 2027. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.
NOTE 4. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
The Company computes earnings (loss) per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations and other comprehensive loss. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Due to their anti-dilutive effect, the calculation of diluted net loss per share for the six months ended June 30, 2025 and the year ended December 31, 2024 does not include the common stock equivalent shares and nonvested shares. The Company’s weighted-average shares utilized for its calculation of earnings (loss) per share includes only the common shares outstanding.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table includes the outstanding number of shares and potentially dilutive stock options and RSUs as of the six months ended June 30, 2025 and 2024, respectively:

	Six months ended June 30,
	2025	2024
Common shares outstanding	86,690,551	66,866,979
Nonvested shares outstanding	37,841,471	52,904,331
Legally outstanding shares	124,532,022	119,771,310
Stock options and RSUs outstanding (1)	9,776,644	8,013,868
Total fully diluted shares	134,308,666	127,785,178
__________________
(1) The holders of Restricted Stock Units and Stock Options are not entitled to dividends or to vote
The following tables includes the weighted average shares outstanding and potentially dilutive stock options and RSUs for six months ended June 30, 2025 and 2024, respectively:

	Six months ended June 30,
	2025	2024
Common shares, weighted average	85,220,817	64,300,816
Nonvested shares, weighted average	36,203,346	52,114,007
Legally outstanding shares, weighted average	121,424,163	116,414,823
Stock options and RSUs outstanding, weighted average	7,769,740	5,312,320
Total securities on a fully diluted basis, weighted average	129,193,903	121,727,143
The following table shows the computation of basic and diluted loss per share for the six months ended June 30, 2025 and 2024, respectively:

	Six months ended June 30,
	2025	2024
Numerator
Net losses	$(16,345,971)	$(10,581,490)
Less unvested common stock dividends under the two - class method	(1,747,674)	(4,971,531)
Net loss attributable to common stockholders	(18,093,645)	(15,553,021)

Denominator
Weighted-average basic shares outstanding	85,220,817	64,300,816
Basic and diluted loss per share	$(0.21)	$(0.24)
NOTE 5. REVENUE
The Company generates most of its revenue by providing consulting services through fixed-fee arrangements related to Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. The Company's general practice is to establish a contract with a client with a fixed monthly payment at the beginning of each month for the month's service to be performed.
Most of the consulting service contracts are based on one of the following types of contract arrangements:
•Fixed-fee arrangements, (“Retainer” and “Subscription Services”) require the client to pay a fixed fee in exchange for a predetermined set of professional services. Retainer contracts generally comprise of a single stand-ready performance obligation for consulting services. The Company recognizes Retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. Subscription Services generally comprise of a single performance obligation recognized over-time.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
•Project revenue that includes additional services such as 1) advertisement placement and management; 2) video production; 3) website development; and 4) research services, in which third-party companies may be engaged to achieve specific business objectives. These services are either in a separate contract or within the fixed-fee consulting contract, in which the Company usually receives a markup on the cost incurred by the Company. Generally, these contracts are less than 12 months in length. The Company utilizes an output method to measure progress toward complete satisfaction of the performance obligation, recognizing revenue based on the services delivered to the customer to date as a proportion of the total services promised in the contract. This approach reflects the transfer of control to the customer, as the customer receives and consumes the benefits of each service as it is performed. Any out-of-pocket administrative expenses incurred are billed at cost.
In determining the method and amount of revenue to recognize, the Company must make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require management's judgment in interpreting the contract to determine the appropriate accounting, including whether the promised services specified in an arrangement are distinct performance obligations and should be accounted for separately, and how to allocate the transaction price, including any variable consideration, to the separate performance obligations. When a contract contains multiple performance obligations, the Company allocates the transaction price to each performance obligation based on its estimate of the stand-alone selling price. Other judgments include determining whether performance obligations are satisfied over-time or at a point-in-time and the selection of the method to measure progress towards completion.
Certain services provided by the Company include the utilization of a third party in the delivery of those services. These services are primarily related to the production of an advertising campaign, procurement of media, and procurement of research services. The Company has determined that it acts as an agent and is solely arranging for the third parties to provide services to the customer. Specifically, the Company does not control the specified services before transferring those services to the customer, it is not primarily responsible for the performance of the third-party services, nor can the Company redirect those services to fulfill any other contracts. The Company does not have any discretion in establishing the third-party pricing in its contracts with customers. For these performance obligations for which the Company acts as an agent, the Company records revenue as the net amount of the gross billings, less amounts remitted to the third party.
The following table provides disaggregated revenue by revenue type:

	Six months ended June 30,
	2025	2024
Government Relations Consulting revenue	$53,464,933	$50,329,291
Corporate Communications & Public Affairs Consulting revenue	28,156,458	15,537,284
Compliance and Insights Services revenue	6,277,362	5,267,320
Total revenue	$87,898,753	$71,133,895
Revenue by geographic region:

	Six months ended June 30,
	2025	2024
United States	$84,001,854	$70,573,216
Europe, Middle East and Africa	3,468,065	560,679
Asia Pacific	428,834	-
Revenue by geographic market	$87,898,753	$71,133,895

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
NOTE 6. CONTRACT BALANCES AND ALLOWANCE FOR EXPECTED CREDIT LOSSES
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers as of:

	June 30, 2025	December 31, 2024
Accounts receivable	$26,936,175	$19,161,501
Unbilled receivables	1,151,543	225,073
Allowance for credit losses	(2,018,980)	(1,102,044)
Total contract receivables, net	26,068,738	18,284,530
Contract liabilities (deferred revenue)	$(6,491,002)	$(3,149,957)
Contract liabilities relate to advance consideration received from customers under the terms of the Company's contracts primarily related to retainer fees and reimbursements of third-party expenses, both of which are generally recognized shortly after billing. Deferred revenue of $6,491,002 and $3,149,957 from June 30, 2025 and December 31, 2024 is expected to be recognized as revenue within one year of the respective balance sheet date.
The following table summarized information about the activity in the allowance for expected credit losses as follows:

Balance at December 31, 2023	$794,138
Provision for Credit Losses	1,023,816
(Write-off)/Recoveries	(715,910)
Balance at December 31, 2024	$1,102,044
Provision for Credit Losses	794,585
(Write-off)/Recoveries	122,351
Balance at June 30, 2025	$2,018,980
NOTE 7. GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill is an indefinite lived asset with balances as follows:

Balance at December 31, 2023	$47,909,832
Acquired goodwill	16,779,195
Foreign currency translation	(380,921)
Balance at December 31, 2024	$64,308,106
Acquired goodwill	80,124
Foreign currency translation	1,589,305
Balance at June 30, 2025	$65,977,535
There were no goodwill impairment charges recorded in the six months ended June 30, 2025 and for the year ended December 31, 2024, and there are no accumulated goodwill impairment charges.
Intangible assets:
The Company's intangible assets consist of customer relationships, including the related customer contracts, developed technology and noncompete agreements acquired through acquisitions, which are definite lived assets and are amortized over their estimated useful lives. In addition, intangible assets consist of trade names, which are indefinite lived assets and evaluated for impairment on an annual basis or more frequently as needed.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following presents the Company’s gross and net amounts of intangible assets, other than goodwill, as reported on the Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.2	$42,911,238	$(17,849,518)	$25,061,720
Developed technology	7.0	3,938,000	(1,312,668)	2,625,332
Noncompete agreements	3.9	2,946,313	(954,612)	1,991,701
Total definite lived assets		49,795,551	(20,116,798)	29,678,753
Trade names		12,433,889	-	12,433,889
Total intangible assets		$62,229,440	$(20,116,798)	$42,112,642

	December 31, 2024
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.2	$33,556,240	$(15,277,159)	$18,279,081
Developed technology	7.0	3,938,000	(1,031,382)	2,906,618
Noncompete agreements	3.9	2,069,904	(767,109)	1,302,795
Total definite lived assets		39,564,144	(17,075,650)	22,488,494
Trade names		9,655,172	-	9,655,172
Total intangible assets		$49,219,316	$(17,075,650)	$32,143,666
Amortization expense for customer relationship, noncompete agreement and developed technology assets approximated $2,956,000 and $2,075,000 for the six months ended June 30, 2025 and 2024, respectively.
NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consist of the following as of:

	June 30, 2025	December 31, 2024
Accounts payable	$6,461,768	$4,753,171
Bonus payable	6,253,980	9,926,791
Other accrued expenses	6,497,269	5,364,340
Total	$19,213,017	$20,044,302

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
NOTE 9. LEASES
The Company leases office space and equipment under non-cancelable operating leases. The following table presents lease costs and other quantitative information:

	Six months ended June 30,
	2025	2024
Operating lease cost (cost resulting from lease payments)	$2,806,967	$2,613,905
Variable lease cost (cost excluded from lease payments)	220,691	234,629
Sublease income	(175,898)	(169,562)
Net lease cost	$2,851,760	$2,678,972
Cash paid for amounts included in the measurement of lease liabilities	$3,070,577	$2,568,103
Weighted average lease term - operating leases	4.09 years	4.94 years
Weighted average discount rate - operating leases	5.3%	5.3%
Future payments of operating leases as of June 30, 2025 are listed in the table below:

Year	Amount
2025 (Excluding the six months ended June 30, 2025)	$3,131,871
2026	6,294,934
2027	5,351,534
2028	4,649,507
2029	2,798,922
Thereafter	1,435,775
Total future minimum lease payments	23,662,543
Amount representing interest	(2,472,090)
Present value of net future minimum lease payments	$21,190,453
NOTE 10. NOTES PAYABLE
The Company has several term loans outstanding with a financial institution (“Term Loans”). The 2023 Facility 2 loan matures on March 31, 2029 with monthly principal payments of $175,000 plus interest. The 2024 Term Loan A and 2024 Term Loan B (collectively the "2024 Term Loans") require monthly principal payments of $312,500 plus interest until their maturity date of April 30, 2028. The 2025 Term Loan C requires monthly principal payments of $199,200 per month plus interest through March 1, 2026, increasing to $300,000 per month plus interest through the maturity date of March 31, 2029. The interest rate for all of these loans is the Secured Overnight Financing Rate ("SOFR") plus 2.60% per annum.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The Company's total debt consists of the following as of:

	Original Loan Amount	June 30, 2025	December 31, 2024
2023 Facility 2	$14,000,000	$6,125,000	$7,875,000
2024 Term Loan A	6,000,000	5,400,000	5,850,000
2024 Term Loan B	19,000,000	17,100,000	18,525,000
2025 Term Loan C	24,000,000	23,601,600	-
Other debt		138,698	154,260
Less: unamortized debt issuance costs	748,216	346,921	358,923
Total debt, net of unamortized issuance costs	$62,251,784	52,018,377	32,045,337
Less: current portion		(8,097,588)	(6,031,204)
Total debt, long-term		$43,920,789	$26,014,133
As of June 30, 2025, the future principal maturities of the Term Loans are as follows:

	2023 Facility 2	2024 Term Loan A	2024 Term Loan B	2025 Term Loan C	Total
2025	$1,050,000	$450,000	$1,425,000	$1,792,800	$4,717,800
2026	2,100,000	900,000	2,850,000	3,297,600	9,147,600
2027	2,100,000	900,000	2,850,000	3,600,000	9,450,000
2028	875,000	3,150,000	9,975,000	3,600,000	17,600,000
2029	—	—	—	11,311,200	11,311,200
Total	$6,125,000	$5,400,000	$17,100,000	$23,601,600	$52,226,600
Total approximate interest expense incurred for the Term Loans was as follows:

	Six months ended June 30,
	2025	2024
Cash interest on term loans	$1,378,000	$505,030
Cash interest on other debt	13,761	13,895
Debt discount amortization	108,000	78,975
Total interest expense	$1,499,761	$597,900
The Credit Agreement and Amended Credit Agreements for the Term Loans contain certain non-financial and financial covenants that the Company is required to comply with and submit a compliance certificate to the bank on a quarterly basis. The financial covenants include a total leverage ratio and fixed coverage ratio. The Company was in compliance with all covenants during as of June 30, 2025 and December 31, 2024.
NOTE 11. SHARE-BASED ACCOUNTING CHARGE
On December 16, 2021, PPHC-Inc. completed its initial public offering ("UK IPO") and its shares began trading on the AIM market of the London Stock Exchange. During 2021, all ultimate owners of PPHC-LLC, referred to as Group Executives, entered into Executive Employment Agreements. These executives sold some of their shares during the UK IPO (referred to as Liquidated Pre-UK IPO Shares) but retained the majority of their shares ("Retained Pre-UK IPO Shares"). The retained shares vest in equal installments over five years, provided the executive remains continuously employed. If an executive's employment terminates, except in cases of death, disability, termination without cause, or for good reason, the unvested shares will be forfeited. In cases of death, disability, termination without cause, or for good reason, all unvested shares will vest immediately. Additionally, the agreements include clawback provisions, allowing the company to reclaim cash from the sale of Liquidated Pre-UK IPO Shares and vested Retained Pre-UK IPO Shares under certain conditions.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
As a result of the vesting conditions for the Retained Pre-UK IPO Shares, the Company recorded share-based accounting charges of $14,837,900 and $15,194,000 for the six months ended June 30, 2025 and 2024, respectively.
As of June 30, 2025, there were 71,255,044 Retained Pre-UK IPO Shares, held by current employees and subject to vesting requirements, and 55,270,012 of these shares were fully vested. These shares were issued in 2021 and the weighted-average grant date fair value of these shares was $1.82 as of the grant date. For the Retained Pre-UK IPO shares, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. As of June 30, 2025, the unrecognized compensation cost from these restricted shares was approximately $43,150,000, which is expected to be recognized over a weighted-average period of 1.5 years.
The share-based accounting charge relating to the Retained Pre-UK IPO Shares is recorded to costs of services and general and administrative expense in the consolidated statement of operations. The table below represents the total expense relating to Retained Pre-UK IPO Shares recognized in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
Cost of services	$13,357,100	$13,318,183
General and administrative expense	1,480,800	1,875,817
Total expense relating to Retained Pre-UK IPO Shares	$14,837,900	$15,194,000
NOTE 12. POST-COMBINATION COMPENSATION CHARGE
The Company has acquired various companies from 2022 to 2025 for a combination of cash, shares of Company Common Stock and future contingent payments ("Acquisition Payments"). A portion of the Acquisition Payments are subject to vesting and/or claw back provisions that are directly linked to the continuing employment of certain individuals of the acquired companies ("Post-Combination Payments"). As a result, the Post-Combination Payments are being recognized as a charge for post-combination compensation over the period of the applicable vesting requirement or the period over which the claw back rights linked to employment lapse.
The post-combination compensation charge recorded by the Company was approximately $8,776,000 and $5,121,000 for the six months ended June 30, 2025 and 2024, respectively. The post-combination compensation charge is recorded in cost of services in the consolidated statements of operations and comprehensive loss. This amount consists of the following components:

	Six months ended June 30,
	2025	2024
Additions to other liability	$3,059,000	$2,198,000
Vesting of common stock	1,498,000	1,323,000
Amortization of prepaid post-combination compensation	4,219,000	1,600,000
Total	$8,776,000	$5,121,000
As of June 30, 2025, the unrecognized post-combination compensation charge was approximately $44,179,000, which is expected to be recognized over a weighted-average period of 2.2 years. The actual amount of Post-Combination Payments is subject to significant estimates and could change materially in the future.
NOTE 13. RELATED PARTY TRANSACTIONS
As of June 30, 2025, the amounts owed to related parties of approximately $1,896,000 consists primarily of a working capital loan of approximately $1,896,000 from the sellers of TrailRunner to the Company, which will be repaid in 2025.
As of June 30, 2024, the amounts due from related parties of approximately $44,000 include the amount expected to be paid to the Company related to working capital loan and adjustments associated with the MultiState

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
acquisition. During the year ended December 31, 2024, the working capital loan and adjustments with MultiState were settled.
During December 2021, the Company entered into a term note agreement ("2021 Note") with The Alpine Group, Inc. ("Alpine Inc"). The 2021 Note provided Alpine Inc with the ability to request a one-time borrowing of up to $750,000 from the Company at any time prior to December 31, 2022. The purpose of the 2021 Note was to provide Alpine Inc with funds to cover certain federal and state income taxes to be owed by Alpine Inc in connection with the sale of shares of the Company's common stock in the UK IPO. During April 2022, the Company advanced $513,000 to Alpine Inc in accordance with the terms of the 2021 Note. The interest rate on the 2021 Note is equal to the Prime Rate as published in the Wall Street Journal. The 2021 Note balance as of June 30, 2024 was $513,000. The 2021 Note was classified as a current asset as of June 30, 2024.  The amount of accrued interest and interest revenue from the 2021 Note is not material. The 2021 Note requires an annual payment of accrued and unpaid interest on the last business day of December each year and through the maturity date of January 16, 2025. During February 2025, the 2021 Note plus accrued interest totaling approximately $532,000 was repaid through the transfer of 316,779 shares of PPHC-Inc common stock from Alpine Inc to the Company, which shares have been retired.
During November 2023, the Company entered into term note agreements ("2023 Notes") with certain employees of the Alpine Group Partners, LLC totaling $1,750,000. The interest rate on the 2023 Notes is 7.5% and was reduced to 4.45%. The notes are payable in annual installments of $350,000 plus all accrued and unpaid interest beginning on November 1, 2024 with a maturity date of November 1, 2028 or the effective date of the termination of employment of the respective employee borrower for any reason, if earlier than the maturity date. As of June 30, 2025 and 2024, the 2023 Notes were recorded in notes receivable - related parties with $350,000 classified as a current asset and $1,050,000 and $1,400,000, respectively, classified as a non-current asset. The amount of accrued interest and interest revenue from the 2023 Notes is not material.
NOTE 14. OMNIBUS INCENTIVE PLAN
As of June 30, 2025, the total amount of shares authorized by the Board of Directors under the Omnibus Plan was 18,679,803 with a total of 2,765,447 available for issuance.
The total long-term incentive program expense, net of forfeitures, is detailed in the following table:

	Six Months Ended June 30,
	2025	2024
Options	194,000	264,000
RSUs	1,264,000	567,000
RSAs	869,000	456,000
SARs	324,000	76,000
Total	2,651,000	1,363,000
The table below represents the total expense relating to the long-term incentive program recognized in the consolidated statements of operations and comprehensive loss as follows:

	Six months ended June 30,
	2025	2024
Cost of services	$2,164,610	$1,112,894
General and administrative expense	486,390	250,106
Total	$2,651,000	$1,363,000

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
As of June 30, 2025, total unrecognized compensation expense and the applicable weighted-average period for that expense to be recognized is as follows:

	Unrecognized compensation	Weighted average period
Options	$319,000	1.8 years
RSUs	$8,351,000	1.6 years
RSAs	$3,737,000	1.8 years
Total	$12,407,000
Options
The following summarizes the stock option activity for the six months ended June 30, 2025 and 2024:

	Number of Shares	Weighted Average Exercise Price- (USD)(1)	Weighted Average Exercise Price-(GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2024	3,383,542	$2.15	£1.72	7.8
Granted	312,940	2.30	1.67	-
Exercised	-	-	-	-
Cancelled/Forfeited	(119,485)	2.38	1.73	-
Outstanding as of June 30, 2025	3,576,997	2.36	1.72	7.6
Exercisable as of June 30, 2025	2,166,957	2.43	1.77	-
Vested and expected to vest as of June 30, 2025	3,576,997	$2.36	£1.72	7.6

	Number of Shares	Weighted Average Exercise Price- (USD)(1)	Weighted Average Exercise Price-(GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2023	3,089,056	$2.21	£1.74	8.9
Granted	425,000	2.02	1.62	-
Exercised	-	-	-	-
Cancelled/Forfeited	(130,514)	2.14	1.71	-
Outstanding as of June 30, 2024	3,383,542	2.15	1.72	7.83
Exercisable as of June 30, 2024	-	-	-	-
Vested and expected to vest as of June 30, 2024	3,383,542	$2.15	£1.72	7.83
__________________
(1)The applicable exercise prices have been adjusted based on the applicable exchange rate of GBP to USD at the end of each period presented.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Restricted Stock Units ("RSUs")
Activity in the Company's non-vested RSUs was as follows for the six months ended June 30, 2025 and 2024, respectively:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	4,346,650	$1.40
Granted	2,492,660	1.75
Vested	(1,429,018)	1.40
Cancelled/Forfeited	(138,000)	1.52
Nonvested as of June 30, 2025	5,272,292	$1.53

Nonvested as of December 31, 2023	2,225,000	1.41
Granted	2,930,000	1.41
Vested	(491,678)	1.56
Cancelled/Forfeited	-	-
Nonvested as of June 30, 2024	4,663,322	$1.40
Restricted Stock Awards ("RSAs")
Activity in the Company's non-vested RSAs was as follows:

	Number of RSAs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	2,397,452	$1.23
Granted	977,936	1.89
Vested	(670,884)	1.43
Cancelled/Forfeited	(305,022)	1.13
Nonvested as of June 30, 2025	2,399,482	$1.86

Nonvested as of December 31, 2023	2,188,944	1.19
Granted	703,737	1.43
Vested	-	-
Cancelled/Forfeited	-	-
Nonvested as of June 30, 2024	2,892,681	$1.40
Stock Appreciation Rights ("SARs")
SARs are not issued shares or committed shares to be issued and therefore do not count against the total number of shares that can be issued under the Omnibus Plan. Upon exercise of a SAR, the Company shall pay the grantee in cash an amount equal to the excess of the fair market value of a share of stock on the effective date of exercise in excess of the exercise price of the SAR. This cash settlement feature requires the SARs to be classified as a liability and remeasured at each reporting period. The SARs vest over a three-year period with one-third vesting each year after the grant date. The fair value of each SAR granted is estimated using a Black-Scholes option-pricing model and the fair value is adjusted at each reporting period. As of June 30, 2025 and 2024, the total liability recorded was $992,000 and $336,000, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The fair value of the SARs was calculated as follows as of:

	June 30, 2025	December 31, 2024
Estimated dividend yield	4.0%	4.0%
Expected stock price volatility	40.0%	45.0%
Risk-free interest rate	3.7% to 3.8%	4.4% to 4.5%
Expected life of instrument (in years)	2.4 to 3.8 years	2.9 to 3.9 years
Weighted-average fair value per share	$0.71	$0.51
Activity in the Company's SARs was as follows for the period ended June 30, 2025 and year ended December 31, 2024:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2023	1,760,000	$1.70
Granted	-	-
Exercised	-	-
Cancelled/Forfeited	(55,000)	1.67
Outstanding as of December 31, 2024	1,705,000	$1.61
Granted	-	-
Exercised	-	-
Cancelled/Forfeited	(150,000)	$(1.83)
Outstanding as of June 30, 2025	1,555,000	$1.83
Exercisable as of June 30, 2025	1,555,000	$1.83
Vested and expected to vest as of June 30, 2025	1,028,351	$1.83
The amount of the future expense for all SARs issued will depend upon the value of the Company's common stock and other factors at each future reporting date.
NOTE 15. INCOME TAXES
For interim periods, the Company recognizes an income tax expense (benefit) based on an estimated annual effective tax rate (EAETR), calculated on a worldwide consolidated basis, expected for the entire year. The interim annual estimated effective tax rate is based on the statutory tax rates then in effect, as adjusted for estimated changes in estimated permanent differences and excludes certain discrete items whose tax effect, when material, are recognized in the interim period in which they occur. These changes in permanent differences and discrete items result in variances to the effective tax rate from period-to-period. The Company’s estimated annual effective tax rate changes throughout the year as on-going estimates of Pre-Tax Income, and changes in permanent differences are revised, as discrete items occur, as well as due to the impact of additional business combinations.
For the six months ended June 30, 2025, the Company recognized an income tax (benefit) expense of approximately $4,088,000. The Company’s effective tax rate was (33.3)% after discrete items for the six months ended June 30, 2025.
For the six months ended June 30, 2024, the Company recognized an income tax expense of approximately $3,707,000. The Company’s effective tax rate was (53.9)% after discrete items for the six months ended June 30, 2024.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The effective tax rates for the periods differed from the federal statutory rate of 21% primarily due to state taxes, GAAP compensation incurred that is not deductible for tax purposes, as well as other items related to prior periods’ business combinations that generate permanent book/tax differences.
On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the US, which contains a broad range of tax reform provisions affecting businesses. The Company is currently evaluating the full effects of these legislative changes.
NOTE 16. FAIR VALUE MEASUREMENT
The following table presents a summary of the Company’s liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level as of June 30, 2025:

	Level 1	Level 2	Level 3
Other liabilities	$—	$—	$6,608,118
Contingent consideration	—	—	15,426,163
Total liabilities	$—	$—	$22,034,281
The following table presents a summary of the Company’s liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level as of December 31, 2024:

	Level 1	Level 2	Level 3
Other liabilities	$—	$—	$4,879,600
Contingent consideration	—	—	10,896,061
Total liabilities	$—	$—	$15,775,661
The carrying values of cash, contract receivables, and accounts payable and accrued expenses at June 30, 2025 and December 31, 2024 approximated their fair value due to the short maturity of these instruments.
Financial Instruments that are Measured at Fair Value on a Recurring Basis
Contingent Consideration
The fair value of contingent consideration from the Company's acquisitions were measured using Level 3 inputs.
The following table summarized the change in fair value, as determined by Level 3 inputs, for the contingent consideration using the unobservable Level 3 inputs for the six months ended June 30, 2025 as follows:

Balance at December 31, 2024	$10,896,061
Fair value at issuance	2,482,942
Payout of contingent consideration	(728,824)
Change in fair value	2,676,344
Effect of currency translation adjustment	99,640
Balance at June 30, 2025	$15,426,163

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table summarized the change in fair value, as determined by Level 3 inputs, for the contingent consideration using the unobservable Level 3 inputs for the six months ended June 30, 2024 as follows:

Balance at December 31, 2023	$6,919,625
Fair value at issuance	3,755,043
Cash and stock payout of contingent consideration	(1,709,250)
Change in fair value	2,263,577
Effect of currency translation adjustment	-
Balance at June 30, 2024	$11,228,995
The estimated fair value of contingent consideration is calculated by Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates.
Other Liabilities
The fair value of other liabilities, comprising of post-combination compensation obligations of the Company, relates to various acquisitions. The estimated fair value of other liabilities is calculated by Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates.
The following table summarized the change in fair value, as determined by Level 3 inputs, for the other liabilities using the Level 3 inputs for the six months ended June 30, 2025 as follows:

Balance at December 31, 2024	$4,879,600
Fair value at issuance	595,837
Accretion of liability	1,257,762
Payout of post combination compensation	(1,337,640)
Change in fair value	1,212,559
Balance at June 30, 2025	$6,608,118
The following table summarized the change in fair value, as determined by Level 3 inputs, for the other liabilities using the Level 3 inputs for the six months ended June 30, 2024 as follows:

Balance at December 31, 2023	$2,119,834
Fair value at issuance	-
Accretion of liability	1,091,356
Payout of post combination compensation	(706,654)
Change in fair value	356,279
Balance at June 30, 2024	$2,860,815
Financial Instruments that are not Measured at Fair Value on a Recurring Basis
The Notes Payable of the Company are subject to a variable interest rate and as such, the carrying amount closely approximates the fair value of this instrument.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
NOTE 17. ACQUISITION
On January 24, 2025, the Company entered into a binding agreement ("TrailRunner Agreement") to acquire TrailRunner International LLC and its international entities (collectively, the “TrailRunner Seller” or "TrailRunner"), a Texas-based global communications advisory firm. At the closing of the transaction, the Company agreed to pay the TrailRunner Seller cash in the amount of approximately $28,208,000 and issue 2,966,138 shares of the Company’s common stock to the TrailRunner Seller at an aggregate fair value of approximately $5,233,000.
In addition, there are additional contingent payments that the TrailRunner Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the TrailRunner Seller is $37,000,000. The Company remitted the funds to the TrailRunner Seller on March 31 2025 but the effective date of the transaction was April 1, 2025.
Reasons for the acquisition
The Company acquired TrailRunner to expand the Company's ability to provide a distinct suite of corporate communication capabilities and enhance its global footprint. TrailRunner has eight office locations across the United States, United Kingdom, Middle East, and Asia.
Accounting for the acquisition
The acquisition of TrailRunner was accounted for as a business combination and reflects the application of acquisition accounting in accordance with ASC 805, Business Combinations ("ASC 805"). The acquired assets, including identifiable intangible assets and liabilities assumed, have been recorded at their estimated fair values.
Purchase consideration
The Company determined that certain consideration provided to TrailRunner does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to TrailRunner that are not subject to a vesting or claw back provision that is directly linked to the continued employment of the TrailRunner Seller. The total preliminary purchase consideration consisted of the following amounts as of June 30, 2025:

Cash paid	(18,607,114)
Common stock issued	(1,190,012)
Contingent consideration	(2,482,942)
Total	$(22,280,068)
The contingent consideration allocated as purchase consideration consists of the amount of the estimated fair value of the projected future payments that are not subject to vesting or claw back provisions tied to continued employment.
Preliminary purchase price allocation
The purchase price allocation is preliminary and subject to change during its measurement period. The Company has not yet completed its evaluation and determination of certain assets acquired and liabilities assumed, primarily (i) the final valuation of intangible assets, and (ii) the final assessment and valuation of certain other assets acquired and liabilities assumed which could also impact goodwill during the measurement period. Although not expected to be significant, such adjustments may result in changes in the valuation of assets and liabilities acquired.
The preliminary allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of April 1, 2025, based on their respective estimated fair values is summarized below:

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Cash acquired	$84,840
Accounts receivable	758,439
Other current assets	171,891
Property and equipment	26,574
Right of use asset	2,066,584
Customer relationships	8,864,000
Tradename	2,632,000
Noncompete agreements	786,000
Deferred tax asset	9,247,711
Goodwill	80,124
Accounts payable and accrued expenses	(371,511)
Operating lease liability	$(2,066,584)
Total preliminary purchase price	$22,280,068
The preliminary fair value of the identified definite-lived intangible assets was as follows:

Definite-lived	Weighted-average useful life
intangible assets	(in years)	Amount
Customer relationship	7	$8,864,000
Noncompete agreements	5	$786,000
The preliminary fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results and discount rates. The fair value of the trade names was determined using the relief from royalty method. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of TrailRunner and the potential impact and probability of competition, assuming such noncompete agreements were not in place.
The preliminary fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant unobservable input	Range
Discount rate for credit risk and time value	5.0% to 5.3%
Discount rate applicable to future annual EBITDA	14.2% to 15.7%
Expected volatility of future annual EBITDA	31.0% to 33.0%
Forecasted growth rate	3.0% to 13.6%
NOTE 18. SEGMENT REPORTING
The Company determined that its business is conducted across three reportable segments as of June 30, 2025 as follows: Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services.
•Government Relations Consulting services (which is also commonly referred to as “lobbying”) include advocacy, strategic guidance, political intelligence and issue monitoring at the US federal and state levels and in the United Kingdom through our offices in London;

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
•Corporate Communications & Public Affairs Consulting services include crisis communications, financial communications and investor relations, litigation support, community relations, social and digital media, public opinion research, branding and messaging, and relationship marketing, across the United States and internationally through our offices in London, Shanghai, Abu Dhabi, and Dubai; and
•Compliance and Insights Services include lobbying compliance services and legislative tracking.
The Chief Operating Decision Maker ("CODM"), being its Chief Executive Officer, is not regularly provided assets on a segment basis since it is not used to allocate resources and assess performance for each of the segments; therefore, total segment assets have not been disclosed. In addition, for the six months ended June 30, 2025 and 2024, revenues in each of the three segments were primarily attributable the United States operations as there were no other countries from which the Company derived segment revenues that exceeded 10% of that segment.
The following tables present segment information by revenues, significant expenses consisting of staff costs and non-staff costs and Adjusted Pre-Bonus EBITDA by segment, and a reconciliation to the consolidated net loss before income taxes for each of the six months ended June 30, 2025 and 2024.
For the six months ended June 30, 2024, the segment information has been recast to conform to the 2025 segment information.

	Six months ended June 30, 2025
	Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services	Total
Revenue	$53,464,933	$28,156,458	$6,277,362	$87,898,753
Costs and expenses:
Staff costs	24,898,080	16,727,586	2,586,231	44,211,897
Non-staff costs	4,324,586	4,185,829	286,267	8,796,682
Segment Adjusted Pre-Bonus EBITDA	24,242,267	7,243,043	3,404,864	34,890,174
Reconciliation to net loss before income taxes:
Unallocated bonuses				(6,882,805)
Unallocated corporate level expenses				(6,815,236)
Depreciation				(92,921)
Share-based accounting charge				(14,837,900)
Post-combination compensation charges				(8,775,569)
Long term incentive program charges				(2,651,000)
Change in contingent consideration				(2,676,344)
Amortization of intangibles				(2,956,261)
Loss from operations				(10,797,862)
Interest, net				(1,437,834)
Other expense				(22,275)
Net loss before income taxes				(12,257,971)
Income tax expense				4,088,000
Net loss after income taxes				$(16,345,971)

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	Six months ended June 30, 2024
	Government Relations Consulting	Corporate Communications & Public Affairs Consulting	Compliance and Insights Services	Total
Revenue	$50,329,291	$15,537,284	$5,267,320	$71,133,895
Costs and expenses:
Staff costs	23,271,146	10,941,403	2,399,577	36,612,126
Non-staff costs	3,920,859	2,750,206	311,653	6,982,718
Segment Adjusted Pre-Bonus EBITDA	23,137,286	1,845,675	2,556,090	27,539,051
Reconciliation to net loss before income taxes:
Unallocated bonuses				(3,393,606)
Unallocated corporate level expenses				(6,905,347)
Depreciation				(62,519)
Share-based accounting charge				(15,194,000)
Post-combination compensation charges				(5,120,298)
Long term incentive program charges				(1,363,000)
Change in contingent consideration				(2,263,577)
Amortization of intangibles				(2,075,166)
Loss from operations				(8,838,462)
Gain on bargain purchase				2,463,927
Interest, net				(499,999)
Net loss before income taxes				(6,874,534)
Income tax expense				3,706,956
Net loss after income taxes				$(10,581,490)
NOTE 19. SUBSEQUENT EVENTS
During July 2025, the Company entered into term note agreement with certain employees of totaling $500,000.
On August 1, 2025, the Company acquired Pine Cove Capital, LLC, a premier Texas-based strategic consulting firm for an initial consideration of $3.0 million and a total potential consideration of $13.0 million.

Report of Independent Registered Public Accounting Firm
To the Shareholders, Board of Directors, and Audit Committee of
Public Policy Holding Company, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Public Policy Holding Company, Inc. and Subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Forvis Mazars, LLP
We have served as the Company’s auditor since 2024.
Tysons, Virginia
June 6, 2025
(Except for the determination of earnings per share in the Consolidated Statements of Operations and Comprehensive Loss, number of shares in the Consolidated Statements of Stockholders’ Equity, and Notes 1, 6, 7, 9, 12 and 13 as to which the date is September 3, 2025)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Public Policy Holding Company, Inc. and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Public Policy Holding Company, Inc. and Subsidiaries (the Company) as of December 31, 2023, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ MN Blum LLC
We have served as the Company’s auditor since 2017.
Rockville, Maryland
May 14, 2025

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	As of December 31,
	2024	2023
Assets
Current assets:
Cash	$14,535,943	$14,341,376
Contract receivables, net	18,284,530	14,063,469
Amounts due from related parties	—	1,054,231
Notes receivable - related parties, current portion	863,000	350,000
Income taxes receivable	3,185,120	975,050
Prepaid post-combination compensation, current portion	6,070,073	3,426,318
Prepaid expenses and other current assets	2,726,320	2,694,149
Total current assets	45,664,986	36,904,593
Property and equipment, net	750,620	801,355
Notes receivable - related parties, long term	1,050,000	1,913,000
Operating lease right of use asset	18,428,307	21,434,360
Goodwill	64,308,106	47,909,832
Other intangible assets, net	32,143,666	26,869,331
Deferred income tax asset	11,037,500	7,737,200
Prepaid post-combination compensation, long term	888,184	3,954,034
Other long-term assets	189,085	162,473
Total Assets	$174,460,454	$147,686,178
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	20,044,302	18,593,014
Amounts owed to related parties	556,396	—
Deferred revenue	3,149,957	2,197,220
Operating lease liability, current portion	4,826,715	4,181,155
Contingent consideration, current portion	2,092,597	1,444,110
Other liability, current portion	1,134,675	534,540
Notes payable, current portion, net	6,031,204	3,370,421
Total current liabilities	37,835,846	30,320,460
Notes payable, long term, net	26,014,133	7,570,951
Contingent consideration, long term	8,803,464	5,475,515
Other liability, long term	3,744,925	1,585,294
Operating lease liability, long term	16,807,668	20,665,349
Total liabilities	$93,206,036	$65,617,569
Stockholders' equity:
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 120,087,982 and 115,271,961 shares issued and outstanding, respectively	114,002	109,542
Additional paid-in capital	197,397,482	156,884,144
Accumulated deficit	(115,721,104)	(74,925,077)
Accumulated other comprehensive loss	(535,962)	—
Total stockholders’ equity	81,254,418	82,068,609
Total liabilities and stockholders' equity	$174,460,454	$147,686,178
The accompanying notes to the consolidated financial statements are an integral part of these statements.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss

	For the years ended December 31,
	2024	2023
Revenue	$149,563,307	$134,985,822
Operating expenses:
Salaries and other personnel costs	126,640,247	111,566,811
Office and other direct costs	5,650,855	5,063,856
Cost of services	132,291,102	116,630,667
General and administrative expense	26,836,517	23,442,922
Mergers and acquisitions expense	2,433,833	308,160
Depreciation and amortization expense	4,244,727	3,529,263
Change in fair value of contingent consideration	1,909,750	1,711,235
Total operating expenses	167,715,929	145,622,247
Loss from operations	(18,152,622)	(10,636,425)
Gain on bargain purchase	2,463,927	4,835,777
Interest income	176,537	17,955
Interest expense	(1,899,986)	(958,779)
Net loss before income taxes	(17,412,144)	(6,741,472)
Income tax expense	6,544,800	7,502,800
Net loss	$(23,956,944)	$(14,244,272)
Net loss per share attributable to common stockholders, basic and diluted (revised)	$(0.47)	$(0.50)
Weighted average common shares outstanding:
Basic and diluted (revised)	67,045,796	46,626,152

Comprehensive loss:
Net loss	$(23,956,944)	$(14,244,272)
Foreign currency translation loss	(535,962)	—
Total comprehensive loss	$(24,492,906)	$(14,244,272)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares (Revised)	Amount
Balance as of December 31, 2022	109,346,480	$108,024	$120,713,626	$(44,836,562)	$—	$75,985,088
Issuance of common stock for acquisition	767,401	768	1,231,232	—	—	1,232,000
Forfeiture of unvested restricted stock	(69,576)	(70)	—	70	—	—
Issuance of unvested legally outstanding shares	5,227,656	—
Vesting of restricted stock awards	—	820	—	(820)	—	—
Dividends	—	—	—	(15,843,493)	—	(15,843,493)
Long term incentive program charges	—	—	2,506,000	—	—	2,506,000
Share-based accounting charge retained pre-UK IPO shares	—	—	30,904,000	—	—	30,904,000
Post-combination compensation charge-shares	—	—	1,529,286	—	—	1,529,286
Net loss	—	—	—	(14,244,272)	—	(14,244,272)
Balance as of December 31, 2023	115,271,961	$109,542	$156,884,144	$(74,925,077)	$—	$82,068,609
Long term incentive program charges	—	—	3,784,000	—	—	3,784,000
Dividends	—	—	—	(16,835,962)	—	(16,835,962)
Issuance of unvested legally outstanding shares	2,685,266	—	—	—	—	—
Vesting of stock issued from Multistate acquisition	—	937	—	(937)	—	—
Vesting of stock issued from KP Public Affairs acquisition	—	492	—	(492)	—	—
Vesting of stock issued from Engage acquisition	—	325	—	(325)	—	—
Vesting of stock issued to consultant	—	63	—	(63)	—	—
Vesting of restricted stock awards	—	512	—	(512)	—	—
Vesting of restricted stock units	791,683	792	—	(792)	—	—
Common stock issued to Multistate as settlement of contingent consideration	441,432	441	690,559	—	—	691,000
Issuance of common stock for acquisition	897,640	898	1,442,422	—	—	1,443,320
Post-combination compensation charge-shares	—	—	2,792,757	—	—	2,792,757
Share-based accounting charge retained pre-UK IPO shares	—	—	31,803,600	—	—	31,803,600
Foreign currency translation loss	—	—	—	—	(535,962)	(535,962)
Net loss	—	—	—	(23,956,944)	—	(23,956,944)
Balance as of December 31, 2024	120,087,982	$114,002	$197,397,482	$(115,721,104)	$(535,962)	$81,254,418
The accompanying notes to the consolidated financial statements are an integral part of these statements.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(23,956,944)	$(14,244,272)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	136,121	119,688
Amortization expense - intangibles	4,671,178	3,878,386
Amortization of right of use assets	4,070,635	3,725,388
Amortization of prepaid post-combination compensation	5,061,895	3,081,000
Accretion of other liability	3,742,313	1,684,774
Amortization of debt discount	181,596	125,203
Provision for deferred income taxes	(1,294,100)	(367,400)
Share-based accounting charge retained pre-UK IPO shares	31,803,600	30,904,000
Long-term incentive program charges	4,162,000	2,648,000
Post-combination compensation charge-shares	2,792,757	1,529,286
Change in fair value of contingent consideration	1,909,750	1,711,235
Gain on bargain purchase	(2,463,927)	(4,835,777)
(Increase) decrease in:
Accounts receivable, net	(3,117,809)	(2,478,202)
Prepaid post-combination expense	(4,639,800)	(9,504,000)
Prepaid expenses and other assets	572,613	(570,601)
Increase (decrease) in:
Accounts payable and accrued expenses	(2,052,883)	6,114,690
Income taxes payable/receivable	(2,218,740)	(5,192,760)
Deferred revenue	958,600	(5,345,073)
Contingent consideration	(268,563)	(42,600)
Operating lease liability	(4,276,703)	(3,044,269)
Other liability	(981,750)	(1,821,600)
Transactions with members/related parties	1,610,627	2,159,517
Net cash provided by operating activities	16,402,466	10,234,613
Cash flows from investing activities:
Purchases of property and equipment	(55,854)	(232,730)
Proceeds issued for notes receivable - related parties	—	(1,750,000)
Proceeds received for notes receivable - related parties	350,000	—
Cash paid for acquisitions, net of cash acquired	(19,783,750)	(8,096,000)
Net cash used in investing activities	(19,489,604)	(10,078,730)
Cash flows from financing activities:
Proceeds from notes payable	25,000,000	14,000,000
Payment of debt issuance costs	(214,992)	(450,729)
Proceeds from line of credit	—	1,000,000
Payment of line of credit	—	(1,000,000)
Principal payment of notes payable	(3,862,639)	(2,943,741)
Payment of contingent consideration	(749,687)	(1,779,000)
Dividends	(16,835,962)	(15,843,493)
Net cash provided by (used in) financing activities	3,336,720	(7,016,963)
Effect of exchange rate changes on cash and cash equivalents	(55,015)	—
Net increase (decrease) in cash and cash equivalents	194,567	(6,861,080)
Cash and cash equivalents as of beginning of period	14,341,376	21,202,456
Cash and cash equivalents as of end of period	$14,535,943	$14,341,376

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES

	For the years ended December 31,
	2024	2023

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,718,390	$833,576
Cash paid for income taxes	10,048,970	12,427,539
Right of use assets obtained with lease liabilities	1,064,582	8,858,106
Contingent consideration issued for acquisitions	3,798,077	2,784,990
Common stock issued for acquisitions	1,443,320	1,232,000
Increase in deferred revenue and other assets from acquisition of Multistate, Inc.	—	4,681,404
Stock issued for settlement of contingent consideration	691,000	—
The accompanying notes to the consolidated financial statements are an integral part of these statements.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization and basis of presentation
Public Policy Holding Company, Inc. ("PPHC-Inc.") was incorporated on February 4, 2021. From PPHC-Inc.'s incorporation until December 10, 2021 (the "Conversion Date"), all of the issued and outstanding shares of stock of PPHC-Inc. were owned by Public Policy Holding Company, LLC ("PPHC-LLC"), which (i) was organized as a Delaware limited liability company on July 1, 2014, and (ii) owned certain wholly-owned operating subsidiaries, all organized as Delaware limited liability companies (the "Subsidiaries," and collectively with PPHC-Inc., the "Company"). On the Conversion Date, PPHC-LLC contributed and assigned substantially all of its assets and liabilities (including all of the Subsidiaries, but excluding certain specified assets and liabilities) to PPHC-Inc. in exchange for the issuance by PPHC-Inc. of 100,000,000 shares (the "Contribution Shares") of Common Stock, par value $0.001 per share ("Common Stock") of PPHC-Inc. Pursuant to a formula approved by the Executive Board and General Board of PPHC-LLC (the "Waterfall"), PPHC-LLC then liquidated and distributed the Contribution Shares to each of PPHC-LLC's owners who (other than The Alpine Group, Inc.), in turn, distributed such shares to their respective owners in accordance with the Waterfall (collectively, the "Company Conversion").
The Company provides consulting services in the areas of Government Relations, Public Affairs and Compliance and Insights Services, primarily in the US. With the acquisition of Pagefield Communications Limited ("Pagefield"), the Company has expanded its capabilities to the United Kingdom and parts of Europe. As of December 31, 2024, the Company conducts its business through ten individual member companies.
The Company has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP"). Such consolidated financial statements reflect all adjustments that are, in management's opinion, necessary, and are presented in United States Dollars ("USD"). All intercompany transactions and balances have been eliminated in consolidation.
The functional currency of Pagefield is the British pound sterling ("GBP"). The assets and liabilities of Pagefield are translated to USD at period end exchange rates, while statements of operations accounts are translated at the average exchange rate during the period. Stockholders' equity accounts are translated at their historical exchange rate. The effects of foreign currency translation adjustments are included in other comprehensive loss, which is a component of accumulated other comprehensive loss in stockholders' equity.
Principles of consolidation
The accompanying consolidated financial statements include the accounts of Public Policy Holding Company Inc. and its domestic and international controlled subsidiaries that are not considered variable interest entities, the Company does not have entities meeting the definition of variable interest entities. Intercompany balances and transactions have been eliminated in consolidation.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Revision of Previously Issued Financial Statement for Correction of Immaterial Errors
In July 2025, the Company determined that previously filed annual financial statements had an immaterial error in its earnings per share calculation resulting from the inclusion of certain unvested Pre-UK IPO shares in the basic earnings per share calculation and the Company was also not appropriately applying the two-class method to calculate Basic and Diluted earnings per share in accordance with ASC 260. As a result, earnings per share calculations have been revised for the years ended December 31, 2024 and 2023. The application of the two-class method results in an adjustment to the numerator (net loss attributable to common stockholders) for dividends paid to unvested participating shareholders.
The Company assessed the materiality of this revision in accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” (ASC Topic 250, Accounting Changes and Error Corrections). Based on this assessment, the Company concluded that this error correction in its Consolidated Statements of Operations and Comprehensive Loss and Note 1 - Organization and Summary of Significant Accounting Policies (Basic and diluted earnings (loss) per share) is not material to any previously presented financial statements based upon overall considerations of both quantitative and qualitative factors. In concluding this error was immaterial the Company considered factors such as the capital structure of the Company, the impact to key performance metrics presented to external investors, executive remuneration and the pervasiveness of the error within the annual financial statements, amongst others. The corrections had no impact in the Consolidated Balance Sheet, Statements of Cash Flows, or Statement of Changes in Stockholders’ Equity. Further, the immaterial correction did not result in a change in operating losses or net loss in the Statement of Operations.

	As previously reported	Adjustment	As revised
For the year ended December 31, 2023
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(0.13)	$(0.37)	$(0.50)
Net loss attributable to common stockholders	$(14,244,272)	$(9,291,707)	$(23,535,979)
Shares used to compute basic and diluted net loss per share	108,606,133	(61,979,981)	46,626,152

For the year ended December 31, 2024
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(0.21)	$(0.26)	$(0.47)
Net loss attributable to common stockholders	$(23,956,944)	$(7,396,023)	$(31,352,967)
Shares used to compute basic and diluted net loss per share	111,826,822	(44,781,026)	67,045,796
Based on the Company's determination above, the presentation of shares outstanding in the Consolidated Statement of Stockholders' Equity has been revised. The previously reported amounts reflected a combination of those shares that were legally outstanding, and fully vested, and Retained Pre-UK IPO Shares that were unvested. The Company has determined that the appropriate presentation should include all legally issued and outstanding

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
shares, irrespective of vesting status. This change in presentation resulted in the following adjustments to previously reported amounts:

	Common Stock
	As previously reported	Adjustment	Revised
Balance as of December 31, 2022	108,024,388	1,322,092	109,346,480
Issuance of common stock for acquisition	767,401	—	767,401
Forfeiture of unvested restricted stock	(69,576)	—	(69,576)
Issuance of unvested legally outstanding shares	820,007	4,407,649	5,227,656
Vesting of restricted stock awards	—	—	—
Balance as of December 31, 2023	109,542,220	5,729,741	115,271,961
Issuance of unvested legally outstanding shares	—	2,685,266	2,685,266
Vesting of stock issued from Multistate acquisition	936,571	(936,571)	—
Vesting of stock issued from KP Public Affairs acquisition	492,488	(492,488)	—
Vesting of stock issued from Engage acquisition	324,868	(324,868)	—
Vesting of stock issued to consultant	63,468	(63,468)	—
Vesting of restricted stock units	—	791,683	791,683
Vesting of restricted stock units and restricted stock awards	1,303,579	(1,303,579)	—
Common stock issued to Multistate as settlement of contingent consideration	441,432	—	441,432
Issuance of common stock for acquisition	897,640	—	897,640
Balance as of December 31, 2024	114,002,266	6,085,716	120,087,982
Revenue recognition
The Company generates the majority of its revenue by providing consulting services through fixed-fee arrangements related to Government Relations, Public Affairs and Compliance and Insights Services. The Company's general practice is to establish a contract with a client with a fixed monthly payment at the beginning of each month for the month's service to be performed.
Revenue is recognized when control of services provided are transferred to customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Company satisfies the performance obligations.
A significant portion of the Company’s contracts with customers have termination clauses that give the customer the right to terminate the contract without cause with one month's notice without any substantial penalty. As such, the Company believes such contracts should be treated as a month-to-month contract as this reflects the non-cancelable period of performance. The parties do not have enforceable rights and obligations beyond the month (or months) of services already performed. The Company's contracts generally do not contain a material right.
Most of the consulting service contracts are based on one of the following types of contract arrangements:
Fixed-fee arrangements, (“Retainer” and “Compliance and Insights Services”) require the client to pay a fixed fee in exchange for a predetermined set of professional services. Retainer contracts generally comprise of a single stand-ready performance obligation for consulting services. The Company recognizes Retainer revenue over time by measuring the progress toward complete satisfaction of the performance obligation. Compliance and Insights Services generally comprise of a single performance obligation recognized over-time.
Additional services include items such as 1) advertisement placement and management, 2) video production, 3) website development and 4) research services, in which third-party companies may be engaged to achieve specific

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
business objectives. These services are either in a separate contract or within the fixed-fee consulting contract, in which the Company usually receives a markup on the cost incurred by the Company. Generally these contracts are less than 12 months in length. The Company recognizes revenues earned to date in an amount that is probable or unlikely to reverse. The Company utilizes an output method to measure progress toward complete satisfaction of the performance obligation, recognizing revenue based on the services delivered to the customer to date as a proportion of the total services promised in the contract. This approach reflects the transfer of control to the customer, as the customer receives and consumes the benefits of each service as it is performed. Any out-of-pocket administrative expenses incurred are billed at cost.
In determining the method and amount of revenue to recognize, the Company has to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require management's judgment in interpreting the contract to determine the appropriate accounting, including whether the promised services specified in an arrangement are distinct performance obligations and should be accounted for separately, and how to allocate the transaction price, including any variable consideration, to the separate performance obligations. When a contract contains multiple performance obligations, the Company allocates the transaction price to each performance obligation based on its estimate of the stand-alone selling price. Other judgments include determining whether performance obligations are satisfied over-time or at a point-in-time and the selection of the method to measure progress towards completion.
Certain services provided by the Company include the utilization of a third party in the delivery of those services. These services are primarily related to the production of an advertising campaign or media buying services. The Company has determined that it acts as an agent and is solely arranging for the third parties to provide services to the customer. Specifically, the Company does not control the specified services before transferring those services to the customer, is not primarily responsible for the performance of the third-party services, nor can the Company redirect those services to fulfill any other contracts. The Company does not have discretion in establishing the third-party pricing in its contracts with customers. For these performance obligations for which the Company acts as an agent, the Company records revenue as the net amount of the gross billings less amounts remitted to the third party.
The following table provides disaggregated revenue by revenue type for the years ended December 31, 2024 and 2023:

	2024	2023
Government relations revenue	$102,463,869	$95,476,619
Public affairs revenue	36,405,430	32,256,518
Compliance and Insights Services revenue	10,694,008	7,252,685
Total revenue	$149,563,307	$134,985,822
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers as of December 31:

	2024	2023
Accounts receivable	$19,161,501	$14,248,444
Unbilled receivables	225,073	609,163
Allowance for credit losses	(1,102,044)	(794,138)
Total contract receivables, net	$18,284,530	$14,063,469
Contract liabilities (deferred revenue)	$3,149,957	$2,197,220
Contract liabilities relate to advance consideration received from customers under the terms of the Company's contracts primarily related to retainer fees and reimbursements of third-party expenses, both of which are generally recognized shortly after billing. Deferred revenue of approximately $3,150,000 and $2,197,000 from December 31, 2024 and 2023 is expected to be recognized as revenue in 2025 and 2024, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The following table summarized information about the activity in the allowance for expected credit losses as follows:

Balance at December 31, 2022	$595,000
Provision for Credit Losses	796,435
Write-off	(597,297)
Balance at December 31, 2023	$794,138
Provision for Credit Losses	1,023,816
Write-off	(715,910)
Balance at December 31, 2024	$1,102,044
Cost of Services
Cost of services primarily consists of salaries, bonuses, benefits, share-based award expense, amortization of developed software, and other personnel costs that are directly attributable to the Company’s client engagements, as well as real estate lease expense of the Company's member companies.
Cash and cash equivalents
The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At times, the Company maintains cash accounts that exceed federally insured limits, but management does not believe that this results in any significant credit risk.
Contract receivables
The Company provides for an allowance for credit losses; it is management's best estimate of possible losses based on historical experience and specific allowances for known troubled accounts, if needed. Accounts are generally considered past due after the contracted payment terms, which are generally net 30 day terms. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for credit losses. As of December 31, 2024 and 2023 the balance of the allowance for credit losses approximated $1,102,000 and $794,000.
Leases
The Company determines if a contract is a leasing arrangement at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized on the consolidated balance sheets at the commencement date based on the present value of lease payments over the lease term. The Company uses the incremental borrowing rate on the commencement date in determining the present value of its lease payments. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term. The Company has elected the practical expedient to not separate lease and non-lease components. The Company's non-lease components generally comprise of common area maintenance services and other services based items embedded in lease contracts. Lease expense of the Company’s member companies is recorded to cost of services while the lease expense of the Company’s corporate function is recorded to general and administrative expense in the consolidated statement of operations.
The Company leases office space and equipment under non-cancelable operating leases, which may include renewal or termination options that are reasonably certain of exercise. Most leases include one or more options to renew. The exercise of lease renewal options is at the Company’s sole discretion. Certain of the Company’s lease agreements include rental payments that are adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and are expensed on a straight-line basis.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Property and equipment
Property and equipment consist of furniture, equipment and leasehold improvements and is carried at cost less accumulated depreciation. Depreciation is provided generally on a straight-line method over the estimated useful lives of the related assets ranging from 5 to 15 years.
Business combinations
Business combinations are accounted for using the acquisition method which requires that the assets acquired and liabilities assumed be recorded as of the date of the acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are generally recognized at fair value. If fair value cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in the Company's consolidated financial statements after the date of acquisition.
Goodwill and indefinite-lived intangible assets
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired and the indefinite-lived intangible assets which consists of trademarks. Goodwill and indefinite-lived intangible assets are not amortized but tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.
The Company assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or a business one level below that operating segment if discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”).
The Company tests its goodwill and indefinite-lived intangible assets for impairment annually as of the end of the fourth quarter. For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel. Based on the results of the Company’s qualitative assessment, there was no goodwill of indefinite-lived intangible asset impairment for the years ended December 31, 2024 and 2023.
Other intangible assets
The Company's definite-lived intangible assets consist of customer relationships, developed technology and non-compete agreements that have been acquired through various acquisitions. The Company amortizes these assets over their estimated useful lives.
Long-lived assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recorded any impairment charges related to long-lived assets for the years ended December 31, 2024 and 2023.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following as of December 31:

	2024	2023
Accounts payable	$4,753,171	$4,348,493
Bonus payable	9,926,791	12,389,037
Other accrued expenses	5,364,340	1,855,484
Total	$20,044,302	$18,593,014
Marketing and advertising costs
The Company expenses marketing and advertising costs as incurred. Marketing and advertising expense for the years ended December 31, 2024 and 2023 was approximately $534,000 and $216,000, respectively.
Income taxes
The Company utilizes the asset and liability method in the Company's accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when realization of the tax benefit is uncertain.
A valuation allowance is recorded, if necessary, to reduce net deferred taxes to their realizable values if management believes it is more likely than not that the net deferred tax assets will not be realized.
The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are evaluated on an ongoing basis and are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. As of December 31, 2024, the effects of global macroeconomic and geopolitical uncertainty on the Company’s business, results of operations and financial condition continue to evolve. As a result, many of the Company’s estimates and assumptions continue to require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in the future.
Share-based compensation
The Company accounts for its share-based compensation using the fair value method which requires the Company to estimate the grant-date fair value of its share-based awards and amortize this fair value to expense over the requisite service period or vesting term. For restricted and nonvested stock awards, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. When estimating the grant date fair value of share-based awards, the Company considers whether an adjustment is required to the closing price or the expected volatility of its common stock on the date of grant when the Company is in possession of material nonpublic information. For stock options, the grant-date fair value is based on the Black-Scholes Option Pricing Model. For stock appreciation rights ("SARs") recorded as a liability, the Company adjusts the value of the

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
SARs based on the fair value at each reporting date, which is calculated based on the Black-Scholes Option Pricing Model. The Company records forfeitures as they occur.
Additionally, and as more full described in Note 6, the Company records a share-based expense relating to certain shares that were retained by executives of the Company after the Company’s initial public offering on the AIM of the London Stock Exchange in 2021. The retained shares vest in equal installments over five years, provided the executive remains continuously employed.
Segment information
GAAP requires segmentation based on an entity's internal organization and reporting of revenue and operating income based upon internal accounting methods commonly referred to as the "management approach." Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company's operations are conducted in three reportable segments which comprise of aggregated operating segments. Operating segments are aggregated if they have similar economic characteristics and aggregating them would be consistent with the objective and basic principles of Topic 280. These reportable segments consist of Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services. See Note 10 for more information regarding the Company’s segment disclosures.
Basic and diluted earnings (loss) per share
The Company computes earnings (loss) per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations and other comprehensive loss. The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company determined that it had participating securities in the form of Restricted Stock Awards and shares issued in business acquisitions subject to vesting conditions. The holders of such shares have non-forfeitable dividend rights prior to their respective vesting date, or satisfaction of vesting condition. These participating securities do not contractually require the holders of such stocks to participate in the Company’s losses. As such, net loss for the period presented was not allocated to the Company’s participating securities. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Due to their anti-dilutive effect, the calculation of diluted net loss per share for the years ended December 31, 2024 and 2023 does not include the common stock equivalent shares.
Fair value measurements
The Company applies the fair value measurement guidance for financial assets and liabilities that are required to be measured at fair value and for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill, right-of-use lease assets and other identifiable intangible assets. See Note 9 of the Notes included herein for additional information regarding fair value measurements.
Contingent consideration
The Company estimates and records the acquisition date fair value of contingent consideration as part of purchase price consideration for acquisitions. Subsequent to the acquisition date, at each reporting period, the Company remeasures the fair value of contingent consideration and recognizes any change in fair value in the consolidated statements of operations and other comprehensive loss. The estimate of the fair value of contingent consideration requires very subjective assumptions to be made of future operating results, discount rates and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Company's future financial results. The contingent consideration liability is to be settled through a combination of

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
cash and shares of common stock based on each respective purchase agreement and the amount ultimately paid is dependent on the achievement of certain future operating results.
Other liability
Other liability consists of certain future payments that the Company could be required to make if various operating targets are achieved from the acquisitions of KP LLC, MultiState Inc, LPA, and Pagefield (see Note 2 and Note 6). The Company records post-combination business expense over the vesting or claw-back period applicable for these future payments on a straight-line basis with the amount accrued recorded as other liability. The future earn-out payments that have vesting or claw-back rights tied to employment will reduce the amount of the other liability when paid.
Derivatives
The Company analyzes contingent consideration, other liabilities and any other financial liabilities of the company in accordance with the guidance under ASC Topic 480, Distinguishing Liabilities from Equity to determine the appropriate classification in equity or liabilities. The Company continually assesses whether or not financial liabilities meet the definition of a derivative liability under ASC 815 Derivatives and Hedging. In the years ended December 31, 2023 and 2024, the Company has recorded derivative liabilities arising from contingent consideration and post-combination compensation obligations, See Note 2 Acquisitions and Note 9 Fair value Measurement for further detail.
New accounting pronouncements
Recently Adopted Accounting Standards
During 2023, the Company adopted Accounting Standards Update ("ASU") No. 2016-13 ("ASU 2016-13"), Financial Instruments-Credit Losses. ASU 2016-13 requires organizations to measure all expected credit losses for instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance is applicable for the Company's contract receivables. However, the adoption of ASU 2016-13 did not have a material impact to the Company's valuation of its contract receivables.
During November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280). ASU No. 2023-07 was issued to improve the disclosures about a public entity's reportable segments and requires more detailed information about a reportable segment's expenses. The primary focus of ASU No. 2023-07 is enhanced disclosures about significant segment expenses. The guidance is applicable and effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the provisions of ASU No. 2023-07 for the fiscal year ended December 31, 2024.
Accounting Standards Not Yet Adopted
During November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company expects to adopt this guidance in its fiscal year beginning January 1, 2027. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.
During March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718), which provides guidance on the scope application of profits interest and similar awards. This guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024, and interim reporting periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
During December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands annual disclosures in an entity’s income tax rate reconciliation table and requires annual disclosures regarding cash taxes paid both in the US (federal, state and local) and foreign jurisdictions. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, although early adoptions is permitted. The Company expects the adoption of this ASU will have no impact on the Company's financial position or results of operations, but will result in additional disclosures.
NOTE 2.    ACQUISITIONS
KP Public Affairs LLC:
On October 1, 2022, the Company entered into an Asset Purchase Agreement ("KP Agreement") and acquired certain assets and assumed certain liabilities of KP Public Affairs LLC ("Seller" or "KP LLC") through the creation of a wholly-owned subsidiary, KP Public Affairs, LLC ("KP"). At the closing of the transaction, the Company paid the Seller cash in the amount of $10,306,800 and issued 739,589 shares of the Company's common stock to Seller at an aggregate fair value of $1,145,200. There are additional contingent payments that the Seller can earn in the future depending on certain operating results that are achieved. The total amount of consideration that the Company could be required to pay to the Seller in the amount of cash and stock is $35,000,000. The acquisition of KP LLC was accounted for as a business combination.
Engage LLC:
On November 1, 2022, the Company (through its wholly-owned subsidiary, Forbes Tate Partners, LLC) entered into an Asset Purchase Agreement and acquired certain assets and assumed certain liabilities of Engage LLC ("Engage"). At the closing of the transaction, the Company paid Engage cash in the amount of $1,925,000 ("Engage Cash Payment") and issued 487,301 shares of the Company's common stock ("Engage Restricted Shares") at an aggregate fair value of $825,000. The acquisition of Engage was accounted for as a business combination.
A portion of the Engage Cash Payment was designated to certain owners ("Junior Principal(s)") of Engage and the remaining of the Engage Cash Payment was designated to the other owners ("Senior Principal(s)") of Engage. In addition, all of the Engage Restricted Shares were issued to the Senior Principals.
MultiState Associates, Inc.:
On March 1, 2023, the Company entered into an Asset Purchase Agreement ("MultiState Agreement") and acquired certain assets and assumed certain liabilities of MultiState Associates, Inc. ("MS Seller" or "MultiState Inc") through the creation of a wholly-owned subsidiary, MultiState Associates, LLC ("MS LLC"). At the closing of the transaction, the Company paid the Seller cash in the amount of $17,600,000 ("MS Closing Cash Payment") and issued 2,740,717 shares of the Company's common stock ("MS Closing Share Payment") to Seller at an aggregate fair value of $4,400,000, of which, 1,973,316 shares have vesting requirements ("MS Closing Vesting Shares").
In addition, there are additional contingent payments that the MS Seller can earn in the future depending on certain operating results that are achieved. The total amount of consideration that the Company could be required to pay to the MS Seller in the amount of cash and stock ("MS Seller Shares") is $70,000,000. The equity component of the contingent payments is 50%. During the year ended December 31, 2024, the Company paid the MS Seller $2,000,000 of cash ("MS First Interim Cash Payment") and $2,000,000 of common stock ("MS First Interim Share Payment"). Approximately $1,709,000 of the cash and stock paid was applied against the contingent liability, $982,000 of the cash was applied against the other liability and prepaid post-combination expense and the remaining $1,309,000 worth of common stock issued ("MS First Interim Vesting Shares") will be recorded as post-combination expense and equity over the required vesting terms for the shares issued.
The MultiState Agreement provides certain forfeiture provisions applicable to any future cash or share payments owed, which generally require certain owners of MS LLC ("MS Owner" or "MS Owners") to remain employed by the Company for a certain period of time to receive the full amount of those future payments. There are certain exceptions to the forfeiture provisions if termination of employment occurs under certain permitted events ("MS Acceleration Event") as defined in the MultiState Agreement. In addition, under certain circumstances

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
outlined in the MultiState Agreement, the Company can claw back a portion of certain payments previously paid if a MS Owner is not employed by the Company as of certain future dates.
If a MS Owner's employment is terminated as a result of a MS Acceleration Event, a percentage of the unvested MS Seller Shares (representing such MS Owner's ownership percentage in MS Seller) shall become fully vested. The MS Seller Shares issued have some restrictions, but they also have certain legal rights consistent with the Company's other shares of Common Stock outstanding, including certain voting rights and the rights to dividends paid by the Company. In addition, the MultiState Agreement contains certain provisions requiring the forfeiture of a percentage of all cash and shares received by MS Seller if certain restrictive covenants are breached by a MS Owner.
Reasons for the acquisition
The Company acquired MultiState Inc to expand the scope of its consulting services provided in respect of federal, state and local governments. Specifically, MultiState Inc provides lobbying compliance, legislative activity tracking, lobbying brokerage and other consulting services to Fortune 500 companies, non-profit organizations, elected officials and leading advocacy and trade associations throughout the United States.
Purchase consideration
The Company determined that certain consideration provided to MS Sellers in the MultiState Agreement does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to MS Sellers that are not subject to a vesting or claw back provision that is directly linked to the continued employment of MS Sellers. The total purchase consideration consisted of the following amounts:

MS Closing Cash Payment	$8,096,000
MS Closing Share Payment	1,232,000
Contingent consideration	2,784,990
Total purchase consideration	$12,112,990
The contingent consideration consists of the estimated fair value of future payments that are not subject to vesting or claw back provisions tied to continued employment.
Purchase price allocation
The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of March 1, 2023, based on their respective estimated fair values is summarized below:

Receivable from MS Sellers	$4,490,227
Other current assets	191,177
Right of use assets	61,976
Tradename	2,202,000
Noncompete agreements	525,000
Customer relationships	5,507,600
Developed technology	3,938,000
Deferred income tax asset	4,743,079
Deferred revenue	(4,681,404)
Lease liability	(309,888)
Net assets acquired	16,667,767
Less estimated purchase price	(12,112,990)
Gain on bargain purchase	$4,554,777

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results, anticipating future cash flows and discount rates. The fair value of the developed technology was determined using the relief from royalty method, which requires management to estimate a number of factors, including the estimated future revenues expected to be generated from the technology and a hypothetical royalty rate attributable to the technology. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of MS LLC and the potential impact and probability of competition, assuming such noncompete agreements were not in place. The primary factors that contributed to the gain on bargain purchase recognized from the MS LLC acquisition include the requirement for the key employees of MS LLC to stay employees of the Company for a significant period of time.
The weighted average amortization period for customer relationships is seven years, developed technology is seven years and noncompete agreements is three years.
The fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant Input	Range
Discount rate for credit risk and time value	5.7 % to 7.0%
Discount rate for future profit after tax	15.9% to 16.6%
Expected volatility of future annual profit after tax	36.0% to 38.0%
Forecasted growth rate	3.0% to 14.4%
Lucas Public Affairs, Inc. (“LPA”):
On May 1, 2024, the Company entered into an Asset Purchase Agreement ("LPA Agreement") and acquired certain assets and assumed certain liabilities of Lucas Public Affairs, Inc. ("Seller" or "LPA") through the creation of a wholly-owned subsidiary, Lucas Public Affairs, LLC ("LPA LLC"). At the closing of the transaction, the Company paid the Seller cash in the amount of $6,000,000 ("LPA Closing Cash Payment") and issued 958,371 shares of the Company's common stock ("LPA Closing Share Payment") to Seller at an aggregate fair value of approximately $1,500,000, of which, all the shares have vesting requirements ("LPA Vesting Shares").
In addition, there are additional contingent payments that the Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the Seller is $9,800,000 of cash and $4,700,000 of stock ("LPA Seller Shares") for total additional consideration of up to $14,500,000. This combined with the closing payments already made could require total payments of up to $22,000,000 to the Seller.
The LPA Agreement provides certain forfeiture provisions applicable to any future cash or share payments owed, which generally require the owners of the Seller ("LPA Owner") to remain employed by the Company for a certain period of time to receive the full amount of those future payments, although there are certain exceptions.
Reasons for the acquisition
The Company acquired LPA to expand the scope of its consulting services provided in respect of federal, state and local governments. Specifically, LPA provides significant complementary services to companies and organizations doing business in the state of California.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Purchase consideration
The Company determined that certain consideration provided to LPA in the LPA Agreement does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to LPA that are not subject to a vesting or claw back provision that is directly linked to the continued employment of LPA Owners. The total purchase consideration consisted of the following amounts:

LPA Closing Cash Payment	$1,560,000
Contingent consideration	377,073
Total purchase consideration	$1,937,073
The LPA Closing Cash Payment and contingent consideration allocated as purchase consideration consists of the amount of the LPA Closing Cash Payment and estimated fair value of future payments that are not subject to vesting or claw back provisions tied to continued employment.
Purchase price allocation
The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of May 1, 2024 based on their respective estimated fair values is summarized below:

Customer relationships	$1,150,900
Right of use assets	283,656
Tradename	1,021,400
Noncompete agreements	158,700
Deferred income tax asset	1,962,000
Lease liability	(283,656)
Net assets acquired	4,293,000
Less estimated purchase price	(1,937,073)
Gain on bargain purchase	$2,355,927
The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results, anticipating future cash flows and discount rates. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of LPA LLC and the potential impact and probability of competition, assuming such noncompete agreements were not in place. The primary factors that contributed to the gain on bargain purchase recognized from the LPA acquisition include the requirement for the key employees of LPA to stay employees of the Company for a significant period of time. The weighted average amortization period for customer relationships is seven years, and noncompete agreements is five years.
The fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant Input	Range
Discount rate for credit risk and time value	5.2 % to 5.4%
Discount rate for future profit after tax	15.7% to 16.4%
Expected volatility of future annual profit after tax	35.0% to 38.0%
Forecasted growth rate	9.5% to 13.4%
Pagefield Communications Limited ("Pagefield"):
On June 7, 2024, the Company entered into a Share Purchase Agreement ("Pagefield Agreement") and acquired the stock of Pagefield Communications Limited ("Pagefield") from the owners of Pagefield (“Seller” or “Sellers”) through the creation of a wholly-owned subsidiary, PPHC International Ltd. ("PPHC LTD"). At the closing of the transaction, the Company paid the Sellers cash in the amount of 14,992,868 GBP, which was approximately $19,209,000 USD ("Pagefield Closing Cash Payment") and issued 897,640 shares of the Company's common stock ("Pagefield Closing Share Payment") to Sellers at an aggregate fair value of approximately $1,443,000.
In addition, there are additional contingent payments that the Sellers can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the Sellers is up to 13,800,000 GBP, which includes up to 8,800,000 GBP subject to future vesting and clawback provisions. The additional contingent consideration combined with the closing payments already made could require total payments of up to 30,000,000 GBP to the Sellers.
The Pagefield Agreement provides certain vesting and forfeiture provisions applicable to a portion of the future cash or share payments owed. These provisions are specifically designated toward the continued employment of one of the Sellers ("Restricted Owner"). The Restricted Owner is required to remain employed by the Company for a certain period of time to receive the full amount of those future payments. There are certain exceptions to the forfeiture provisions if termination of employment occurs under certain permitted events ("Pagefield Acceleration Event") as defined in the Pagefield Agreement. If the Restricted Owner's employment is terminated as a result of a Pagefield Acceleration Event, a percentage of the unvested Restricted Owner Shares shall become fully vested.
Reasons for the acquisition
The Company acquired Pagefield to expand the geographic scope of its consulting services. Specifically, Pagefield provides services to companies and organizations doing business in the United Kingdom ("UK") while interacting with the UK government.
Purchase consideration
The Company determined that certain consideration provided to Pagefield in the Pagefield Agreement does not qualify as purchase consideration in accordance with the guidance of ASC 805. The Company determined that the purchase consideration consists of the amount of cash and share payments owed to Pagefield that are not subject to a vesting or claw back provision that is directly linked to the continued employment of one of the Sellers. The total purchase consideration consisted of the following amounts:

Pagefield Closing Cash Payment	$19,208,862
Pagefield Closing Share Payment	1,443,320
Contingent consideration	3,403,441
Total purchase consideration	$24,055,623
The contingent consideration allocated as purchase consideration consists of the amount of the estimated fair value of the projected future payments that are not subject to vesting or claw back provisions tied to continued employment.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Purchase price allocation
The allocation of the purchase consideration resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the purchase date of June 7, 2024, based on their respective estimated fair values is summarized below:

Cash acquired	$1,055,312
Contract receivables	1,128,390
Other current assets	2,259,782
Property and equipment	30,584
Customer relationships	5,183,735
Tradename	1,548,971
Noncompete agreements	954,494
Accounts payable and accrued expenses	(2,720,673)
Other current liabilities	(463,118)
Deferred income tax liability	(1,701,049)
Net assets acquired	7,276,428
Less estimated purchase price	(24,055,623)
Goodwill(1)	$(16,779,195)
__________________
(1)Based on the exchange rate in effect at the acquisition date
The fair value of customer relationships was determined using the income approach, which requires management to estimate a number of factors for each reporting unit, including projected future operating results and discount rates. The fair value of noncompete agreements was determined using an income approach method, which requires management to estimate a number of factors related to the expected future cash flows of Pagefield and the potential impact and probability of competition, assuming such noncompete agreements were not in place. The weighted average amortization period for customer relationships is seven years, and noncompete agreements is three years.
The fair value of the contingent consideration was performed using Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The table below provides the significant inputs to the calculation of the contingent consideration as of the acquisition date:

Significant Input	Range
Discount rate for credit risk and time value	5.3% to 5.9%
Discount rate for future profit after tax	12.0% to 12.4%
Expected volatility of future annual profit after tax	34.0% to 37.0%
Forecasted growth rate	9.1% to 9.5%
Supplemental Unaudited Pro Forma Financial Information
The unaudited pro forma information for the periods set forth below gives effect to the business acquisitions that occurred during the year ended December 31, 2024 (Pagefield and Lucas), as if they occurred as of January 1, 2023. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
as of that time. Pro forma revenue and net income amounts are as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Revenue	$12,759,463	$14,898,135
Net income	$3,995,621	$1,835,054
Revenue attributable to LPA and Pagefield, included within the consolidated statements of operations for the year ended December 31, 2024, was $7,771,241. Net income attributable to Lucas and Pagefield, included within the consolidated statements of operations for the year ended December 31, 2024, was $2,938,240.
Other Business Acquisitions
On February 1, 2024, the Company entered into an Asset Purchase Agreement ("Doherty Agreement") and acquired certain assets and assumed certain liabilities of John Francis Doherty and Doherty Law Group (collectively, the 'Seller" or "Doherty"). At the closing of the transaction, the Company paid the Seller cash in the amount of $270,000 ("Doherty Closing Cash Payment") and issued 62,637 shares of the Company's common stock ("Doherty Closing Share Payment") to Seller at an aggregate fair value of approximately $90,000, of which, all the shares have vesting requirements. In addition, there are additional contingent payments that the Seller can earn in the future depending on certain operating results that are achieved, this combined with the closing payments already made could require total payments of up to $750,000 to the Seller. The acquisition of Doherty was accounted for as a business combination.
Acquisition and post-combination compensation payments:
The cash payments (including post-combination compensation) made for the acquisitions at their respective closing date and subsequent earn-out payments made are as follows:

	Year Ended December 31,
	2024	2023
MS Closing Cash Payment	$—	$17,600,000
KP True-Up Cash Payment	—	3,643,200
LPA Closing Cash Payment	6,000,000	—
Pagefield Closing Cash Payment	19,208,862	—
MS First Interim Cash Payment	2,000,000	—
Doherty Closing Cash Payment	270,000	—
Total acquisition payments	27,478,862	21,243,200
Pagefield cash acquired	(1,055,312)	—
Total cash payments, net of cash acquired	$26,423,550	$21,243,200
Acquisition and post-combination compensation payments:
These cash payments (including post-combination compensation) are included in the consolidated statements of cash flows as follows:

	Year Ended December 31,
	2024	2023
Cash flows from operating activities	$5,890,113	$11,368,200
Cash flows from investing activities	19,783,750	8,096,000
Cash flows from financing activities	749,687	1,779,000
Total cash payments, net of cash acquired	$26,423,550	$21,243,200

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The stock payments (including post-combination compensation) made for the acquisitions at their closing date and subsequent earn-out payments made consisted of the following:

	Year Ended December 31,
	2024	2023
MS Closing Share Payment	$—	$4,400,000
KP True-Up Share Payment	—	404,800
LPA Closing Share Payment	1,500,000	—
Pagefield Closing Share Payment	1,441,524	—
MS First Interim Share Payment	2,000,000	—
Doherty Closing Share Payment	90,000	—
Total share payments	$5,031,524	$4,804,800
NOTE 3.    GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill is an indefinite lived asset with balances as follows as of December 31:

Balance at December 31, 2023	$47,909,832
Acquired goodwill	16,779,195
Foreign currency translation	(380,921)
Balance at December 31, 2024	$64,308,106
As of December 31, 2024 and 2023, there have been no impairments to goodwill. During 2024, goodwill increased by approximately $16,779,000 as a result of the acquisition of Pagefield (see Note 2).
Intangible assets:
The Company's intangible assets consist of customer relationship assets, developed technology and noncompete agreements acquired through various acquisitions, which are definite lived assets and are amortized over their estimated useful lives. In addition, intangible assets consist of trade names, which are indefinite lived assets and evaluated for impairment on an annual basis or more frequently as needed.
The following presents the Company’s gross and net amounts of intangible assets, other than goodwill, as reported on the consolidated balance sheets as of December 31, 2024 and 2023:

December 31, 2024
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.2	$33,556,240	$(15,277,159)	$18,279,081
Developed technology	7.0	3,938,000	(1,031,382)	2,906,618
Noncompete agreements	3.9	2,069,904	(767,109)	1,302,795
Total definite lived assets		39,564,144	(17,075,650)	22,488,494
Tradenames		9,655,172	—	9,655,172
Total intangible assets		$49,219,316	$(17,075,650)	$32,143,666

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023

December 31, 2023
	Weighted Average Useful Life (in Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	7.2	$27,104,400	$(11,431,887)	$15,672,513
Developed technology	7.0	3,938,000	(468,810)	3,469,190
Noncompete agreements	4.0	971,000	(363,372)	607,628
Total definite lived assets		32,013,400	(12,264,069)	19,749,331
Tradenames		7,120,000	—	7,120,000
Total intangible assets		$39,133,400	$(12,264,069)	$26,869,331
Amortization expense for customer relationship, noncompete agreement and developed technology assets approximated $4,671,000, and $3,878,000 for the years ended December 31, 2024 and 2023, respectively. The approximate estimated future amortization expense for the next five years is as follows:

Year	Amortization
2025	$5,143,000
2026	4,984,000
2027	4,752,000
2028	3,194,000
2029	2,936,000
Thereafter	1,479,000
Total	$22,488,000
NOTE 4.    LEASES
The Company leases office space and equipment under non-cancelable operating leases, which may include renewal or termination options that are reasonably certain of exercise. Most leases include one or more options to renew. The exercise of lease renewal options is at the Company’s sole discretion. Certain of the Company’s lease agreements include rental payments that are adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company subleases office space to third parties under separate sublease agreements, which are generally month-to-month leases.
The Company uses the incremental borrowing rate on the commencement date in determining the present value of its lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, if readily determinable, or using the Company's collateralized credit-adjusted borrowing rate.
The following table presents lease costs and other quantitative information for each of the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Operating lease cost (cost resulting from lease payments)	5,322,444	4,898,528
Variable lease cost (cost excluded from lease payments)	434,587	428,064
Sublease income	(336,812)	(410,879)
Net lease cost	5,420,219	4,915,713
Cash paid for amounts included in the measurement of lease liabilities	5,467,595	3,968,498
Weighted average lease term - operating leases	4.5 years	5.4 years
Weighted average discount rate - operating leases	5.3%	5.3%

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Future payments of operating leases as of December 31, 2024 are listed in the table below:

Year	Amount
2025	$5,781,524
2026	5,696,077
2027	4,785,234
2028	4,208,240
2029	2,509,995
Thereafter	1,407,361
Total future minimum lease payments	24,388,431
Amount representing interest	(2,754,048)
Present value of net future minimum lease payments	$21,634,383
NOTE 5.    LINE OF CREDIT AND NOTES PAYABLE
Bank credit facility
On February 28, 2023, the Company entered into a $17,000,000 credit agreement with a bank ("Credit Agreement"). The Credit Agreement has two components, 2023 Facility 1 is a Senior Secured Line of Credit in the amount of up to $3,000,000 and 2023 Facility 2 is a Senior Secured Term Loan in the amount of $14,000,000.
During April 2024 and June 2024, the Company entered into the First Amendment to Credit Agreement and Second Amendment to Credit Agreement (collectively the "Amended Credit Agreements"). The Amended Credit Agreements provided the Company with an additional term loan of $6,000,000 on April 30, 2024 ("2024 Term Loan A") and an additional term loan of $19,000,000 on June 7, 2024 ("2024 Term Loan B").
In accordance with the Amended Credit Agreements, the definition of the interest rate applicable to the 2023 Facility 1 and 2023 Facility 2 changed from being calculated based on the Bloomberg Short-Term Bank Yield Index plus 225 basis points to the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York plus 2.25% per annum. The interest rate for the 2024 Term Loan A and 2024 Term Loan B (collectively the "2024 Term Loans") is the SOFR plus 2.60% per annum. The Company determined that the Amended Credit Agreements qualify as a debt modification in accordance with ASC 470-50, Debt-Modifications and Extinguishments. As a result, the third-party fees incurred in conjunction with the modification totaling approximately $585,000 were expensed during 2024 and the fees incurred directly with the lender of approximately $201,000 have been recorded as a debt discount and are being amortized to interest expense over the term of the Amended Credit Agreements using the straight-line method, which approximates the effective interest method.
The loans under the Credit Agreement and Amended Credit Agreements are collateralized by substantially all of the net assets of the Company. The 2023 Facility 2 matures on January 31, 2026. The Company has drawn $14,000,000 from 2023 Facility 2 and utilized those funds as part of the consideration to acquire MultiState Inc. During 2023, the Company utilized $1,000,000 from 2023 Facility 1 for the MultiState Inc acquisition. The Company paid approximately $451,000 in debt issuance costs for the Credit Agreement and has recorded this amount as a debt discount and is amortizing the debt discount to interest expense over the term of the Credit Agreement using the straight-line method, which approximates the effective interest method.
The Company was required to make monthly payments of principal of $291,667 plus interest beginning in March 2023 through the maturity date of January 31, 2026 for the 2023 Facility 2. The principal payment for 2023 Facility 1 is due on the maturity date for that facility, which is January 31, 2026. Periodic interest-only payments are due on 2023 Facility 1 through the maturity date. The Company was required to make interest-only payments on the 2024 Term Loans starting on May 1, 2024 through October 31, 2024. Beginning on November 1, 2024, the Company was required to make forty-two equal monthly installments of principal each in the amount of 1.25% of the unpaid principal balance of the 2024 Term Loans as of October 31, 2024, plus interest on the 2024 Term Loans, until the maturity date of the 2024 Term Loans of April 30, 2028. In addition, a final payment of all outstanding

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
principal and interest will be due on April 30, 2028. During January 2025, the Company entered into the Third Amendment, which modified the future required payments (see Note 13).
As of December 31, 2024 and 2023, the 2023 Facility 1 had been repaid in full. The Company is able to re-borrow up to $3,000,000, less any outstanding letters of credit, under 2023 Facility 1 or 80% of the Company's eligible receivables, whichever is less.
The Company's 2023 Facility 1, 2023 Facility 2, 2024 Term Loan A, and 2024 Term Loan B consist of the following as of December 31:

	Original Loan Amount	2024	2023
2023 Facility 1	$3,000,000	$—	$—
2023 Facility 2	14,000,000	7,875,000	11,083,333
2024 Term Loan A	6,000,000	5,850,000	—
2024 Term Loan B	19,000,000	18,525,000	—
Less: unamortized debt issuance costs	651,962	358,923	325,527
Total debt, net of unamortized issuance costs	41,348,038	31,891,077	10,757,806
Less: current portion		(5,999,449)	(3,349,757)
Total debt, long-term		$25,891,628	$7,408,049
As of December 31, 2024, after the Third Amendment, the future principal maturities of these loans are as follows:

	2023 Facility 2	2024 Term Loan A	2024 Term Loan B	Total
2025	$2,450,000	$900,000	$2,850,000	$6,200,000
2026	2,100,000	900,000	2,850,000	5,850,000
2027	2,100,000	900,000	2,850,000	5,850,000
2028	1,225,000	3,150,000	9,975,000	14,350,000
Total	$7,875,000	$5,850,000	$18,525,000	$32,250,000
Total approximate interest expense incurred for the Company's loans was as follows for each of the years ending December 31:

	2024	2023
Cash interest	$1,693,000	$797,000
Debt discount amortization	182,000	125,000
Total interest expense	$1,875,000	$922,000
The Credit Agreement and Amended Credit Agreements contain certain non-financial and financial covenants that the Company is required to comply with and submit a compliance certificate to the bank on a quarterly basis. The financial covenants include a total leverage ratio and fixed coverage ratio. The Company was in compliance with all covenants during 2024 and 2023.
NOTE 6.    STOCKHOLDERS' EQUITY
As of December 31, 2024, the authorized capital of the Company consists of 1,100,000,000 shares of capital stock, $0.001 par value per share, of which 1,000,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. There are no shares of preferred stock outstanding. During May 2024 and October 2024, the Company issued dividends of $0.097 and $0.047 per share, respectively. During June 2023 and October 2023, the Company issued dividends of $0.095 and $0.046 per share, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Restricted Shares
The Company has issued unvested restricted common stock as consideration for business combinations and as compensation to employees (collectively "Restricted Shares"). The holders of Restricted Shares hold the right to vote and a non-forfeitable right to dividends paid. The Company’s Restricted Shares are as follows as of December 31:

	2024	2023
KP Closing Share Payment	369,795	739,589
KP Earnout Shares	122,695	245,389
Engage Restricted Shares	162,433	487,301
MS Closing Vesting Shares	1,315,544	1,973,316
MS First Interim Vesting Shares	557,598	—
Lucas Public Affairs Closing Shares	958,371	—
Alpine Inc. restricted stock awards	1,711,153	2,138,944
Other restricted shares	888,127	145,202
Total Restricted Shares	6,085,716	5,729,741
The total fair value Restricted Shares and RSUs that vested during the years ended December 31, 2024 and 2023 was $5,047,000 and $1,187,000, respectively.
Share-Based Accounting Charge Retained Pre-UK IPO Shares
On December 16, 2021, PPHC-Inc. completed its UK initial public offering (UK IPO) and its shares began trading on the AIM market of the London Stock Exchange. During 2021, all ultimate owners of PPHC-LLC, referred to as Group Executives, entered into Executive Employment Agreements. These executives sold some of their shares during the UK IPO (referred to as Liquidated Pre-UK IPO Shares) but retained the majority of their shares (Retained Pre-UK IPO Shares). The retained shares vest in equal installments over five years, provided the executive remains continuously employed. If an executive's employment terminates, except in cases of death, disability, termination without cause, or for good reason, the unvested shares will be forfeited. In cases of death, disability, termination without cause, or for good reason, all unvested shares will vest immediately. Additionally, the agreements include clawback provisions, allowing the company to reclaim cash from the sale of Liquidated Pre-UK IPO Shares and vested Retained Pre-UK IPO Shares under certain conditions.
The Company recorded a share-based accounting charge ("Share- Based Accounting Charge Retained Pre-UK IPO Shares") of approximately $31,804,000 and $30,904,000 for the years ended December 31, 2024 and 2023, respectively.
As of December 31, 2024, there were 80,387,410 Retained Pre-UK IPO Shares, held by current employees and subject to vesting requirements, and 50,714,152 of these shares were fully vested. These shares were issued in 2021 and the weighted-average grant date fair value of these shares was $1.82 as of the grant date. For restricted and nonvested stock awards, the grant-date fair value is based upon the market price of the Company's common stock on the date of the grant. As of December 31, 2024, the unrecognized compensation cost from these restricted shares was approximately $57,862,000, which is expected to be recognized over a weighted-average period of 2.0 years. The total fair value Retained Pre-UK IPO Shares that vested during the years ended December 31, 2024 and 2023 was $29,865,000 and $23,119,000, respectively.
The share-based accounting charge relating to the Retained Pre-UK IPO Shares is recorded to costs of services and general and administrative expense in the consolidated statement of operations. The table below represents the

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
total expense relating to Retained Pre-UK IPO Shares recognized in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024 and 2023:

	2024	2023
Cost of services	$26,635,600	$27,152,000
General and administrative expense	5,168,000	3,752,000
Total	$31,803,600	$30,904,000
Post-combination compensation charge
The Company has acquired various companies from 2022 to 2024 for a combination of cash, shares of Company Common Stock and future contingent payments ("Acquisition Payments"). As described in Note 2, a portion of the Acquisition Payments are subject to vesting and/or claw back provisions that are directly linked to the continuing employment of the certain owners of the acquired companies ("Post-Combination Payments"). As a result, the Post-Combination Payments are being recognized as a charge for post-combination compensation over the period of the applicable vesting requirement or the period over which the claw back rights linked to employment lapse.
The Company analyzes post-combination obligations under the guidance of ASC Topic 480 Distinguishing liabilities from equity to determine if share-based instruments should be recorded as liabilities or within equity. Post-combination obligations of the Company that meet the criteria for liability classification are recorded to other liability in the consolidated balance sheets of the Company. Furthermore, the Company applies the guidance of ASC Topic 815 Derivatives and hedging to determine if liability instruments meet the criteria for derivative accounting.
The post-combination compensation charge recorded by the Company was approximately $11,599,000 and $6,295,000, respectively. This amount consists of the following components, for each of the years ended December 31, 2024 and 2023:

	2024	2023
Additions to other liability	$4,028,000	$1,685,000
Vesting of common stock	2,509,000	1,529,000
Amortization of prepaid post-combination compensation	5,062,000	3,081,000
Total	$11,599,000	$6,295,000
As of December 31, 2024, the unrecognized post-combination compensation charge was approximately $21,962,000, which is expected to be recognized over a weighted-average period of 2.1 years. The actual amount of Post-Combination Payments is subject to significant estimates and could change materially in the future.
The Company's potential future payments from its acquisitions exceed the liabilities recorded on the Company's consolidated balance sheets as the Company’s potential future payments include components of post-combination compensation and contingent consideration. Contingent consideration is recorded as a liability on the consolidated balance sheets at its estimated fair value. The fair value calculation of the contingent consideration includes certain discount rates and other factors that impact the value of these liabilities (see Note 10). The calculated fair value is based on the total payments that the Company expects to pay in the future rather than the total maximum payments that it could be required to pay.
The table below highlights the other liability and contingent consideration recorded on the Company's consolidated balance sheets (as discounted) compared to the undiscounted estimated payout and the maximum

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
payout of cash and stock that could occur if all future contingent earn-out provisions from the acquisitions were achieved as of December 31, 2024:

		Total
Liabilities recorded on balance sheet, December 31, 2024:
Other liability, current		$1,134,675
Other liability, long term		3,744,925
Contingent consideration, current		2,092,597
Contingent consideration, long term		8,803,464
Total liabilities recorded on balance sheet, December 31, 2024(2)		$15,775,661

Undiscounted potential future payments(1):
Potential cash future payments:	Estimated(3)	Maximum(4)
2025	$3,728,000	$4,209,000
2026	3,250,000	8,406,000
2027	3,053,000	12,595,000
2028	13,481,000	18,750,000
2029	1,112,000	13,434,000
Total potential cash future payments	$24,624,000	$57,394,000
Potential stock future payments (1):
2025	$580,000	$700,000
2026	3,250,000	5,983,000
2027	1,610,000	6,295,000
2028	13,481,000	18,750,000
2029	599,000	7,956,000
Total potential stock future payments(5)	$19,520,000	$39,684,000

Total potential future payments	$44,144,000	$97,078,000
Total liabilities recorded on balance sheet, December 31, 2024	15,775,661	15,775,661
Total remaining difference	$28,368,339	$81,302,339
__________________
(1)Includes estimate for future Pagefield payments based on December 31, 2024 exchange rate of GBP/USD
(2)At fair value
(3)Management's estimate as of December 2024 of the future payments of cash and stock for earn-out payments
(4)The maximum amount of future payments of cash and stock for earn-out payments
(5)The number of shares that could be required to be issued under the estimated and maximum payment scenarios above depend on the fair value of the Company’s common shares. Based on the fair value of the Company’s common shares at December 31, 2024, the maximum potential future stock payment would be 23,207,017 shares.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 7.    OMNIBUS INCENTIVE PLAN
During 2021, the Company adopted the Public Policy Holding Company, Inc. 2021 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), under which Options (both nonqualified options, and incentive stock options subject to favorable US income tax treatment), stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, cash-based awards and dividend equivalent rights may be issued. An award may not be granted if the number of common shares committed to be issued under that award exceeds fifteen percent of the ordinary shares of the Company in issue immediately before that day, when added to the number of common shares which have been issued, or committed to be issued, to satisfy awards under the Omnibus Incentive Plan, or options or awards under any other employee share plan operated by the Company, granted in the five previous years.
As of December 31, 2024, the total amount of shares authorized by the Board of Directors under the Omnibus Incentive Plan was 18,013,197 with a total of 5,761,967 available for issuance. During the years ended December 31, 2024 and 2023 the Company granted 425,000 and 652,000 Options to employees. In addition, during the year ended December 31, 2024, the Company granted 2,930,000 Restricted Stock Units ("RSUs") and 703,737 Restricted Stock Awards ("RSAs"). The stock options have a contractual term of ten years and vest three years after their issuance. The RSUs vest over a three-year period with one-third vesting each year after the grant date. The amortization of the fair value of share-based awards is recorded as an expense in long-term incentive program charges in the statement of operations.
Options
Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows for the years ended December 31:

	2024	2023
Estimated dividend yield	4.0% to 10.0%	6.0%
Expected stock price volatility	40.0%	60.0%
Risk-free interest rate	4.3% to 4.4%	3.8%
Expected life of option (in years)	6.5	6.5
Weighted Average Grant Date Fair Value	$0.25	$0.54
The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term represents the average time that Options that vest are expected to be outstanding. Due to limited historical data, the Company calculates the expected life based on the midpoint between the vesting date and the contractual term, which is in accordance with the simplified method. The risk-free rate is based on the United States Treasury yield curve during the expected life of the option.
The following summarizes the stock option activity for the years ended December 31, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price-(USD)(1)	Weighted Average Exercise Price-(GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2023	3,089,056	$2.21	£1.74	8.9
Granted	425,000	2.02	1.62	—
Exercised	—	—	—	—
Cancelled/Forfeited	(130,514)	2.14	1.71	—
Outstanding as of December 31, 2024	3,383,542	2.15	1.72	7.8
Exercisable as of December 31, 2024	50,000	2.2	1.76	—
Vested and expected to vest as of December 31, 2024	3,383,542	$2.15	£1.72	7.8

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023

	Number of Shares	Weighted Average Exercise Price-(USD)(1)	Weighted Average Exercise Price-(GBP)	Weighted Average Contractual Term (in years)
Outstanding as of December 31, 2022	2,718,809	$2.13	£1.77	9.4
Granted	652,000	2.04	1.60	—
Exercised	—	—	—	—
Cancelled/Forfeited	(281,753)	2.21	1.74	—
Outstanding as of December 31, 2023	3,089,056	2.21	1.74	8.9
Exercisable as of December 31, 2023	—	—	—	—
Vested and expected to vest as of December 31, 2023	3,089,056	$2.21	£1.74	8.9
__________________
(1)The applicable exercise prices have been adjusted based on the applicable exchange rate of GBP to US Dollars at the end of each period presented.
Option expense for the years ended December 31, 2024 and 2023 was approximately $550,000 and $518,000, respectively. As of December 31, 2024, there was approximately $410,000 of total unrecognized compensation cost related to non-vested stock option compensation expense, which is expected to be recognized over a weighted-average period of 0.8 years.
The weighted average intrinsic value of stock options was zero a the year ended December 31, 2024.
Restricted Stock Units ("RSUs")
Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each RSU granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows as for the years ended December 31:

	2024	2023
Estimated dividend yield	10.0%	6.0%
Expected stock price volatility	40.0% to 50.0%	60.0%
Risk-free interest rate	4.5% to 5.1%	3.9% to 5.4%
Expected life of instrument (in years)	1 to 3 years	1 to 3 years
Weighted-average fair value per share	$1.47	$1.41
Activity in the Company's non-vested RSUs was as follows for the years ended December 31, 2024 and 2023:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2022	—	$—
Granted	2,250,000	1.41
Vested	—	—
Cancelled/Forfeited	(25,000)	1.47
Nonvested as of December 31, 2023(1)	2,225,000	$1.41
Granted	2,930,000	1.41
Vested	(808,350)	1.49
Cancelled/Forfeited	—	—
Nonvested as of December 31, 2024(1)	4,346,650	$1.40
__________________
(1)The applicable exercise prices have been adjusted based on the applicable exchange rate of GBP to US Dollars at the end of each period presented.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
RSU expense for the years ended December 31, 2024 and 2023, was approximately $1,974,000 and $553,000, respectively. As of December 31, 2024, there was approximately $4,810,000 of total unrecognized compensation cost related to non-vested RSU arrangements, which is expected to be recognized over a weighted-average period of 1.1 years.
Restricted Stock Awards ("RSAs")
Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each RSA granted is estimated using a Black-Scholes option-pricing model on the date of grant as follows for the years ended December 31:

	2024	2023
Estimated dividend yield	0.0%	6.0%
Expected stock price volatility	40.0%	60.0%
Risk-free interest rate	5.1% to 5.2%	4.9% to 5.4%
Expected life of instrument (in years)	1 year	1 to 5 years
Weighted-average fair value per share	$1.43	$1.31
Activity in the Company's non-vested RSAs was as follows for the years ended December 31, 2024 and 2023:

	Number of RSAs	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2022	—	$—
Granted	3,008,951	1.31
Vested	(820,007)	1.61
Cancelled/Forfeited	—	—
Nonvested as of December 31, 2023	2,188,944	$1.19
Granted	703,737	1.43
Vested	(495,229)	1.34
Cancelled/Forfeited	—	—
Nonvested as of December 31, 2024	2,397,452	$1.23
RSA expense for the years ended December 31, 2024 and 2023, was approximately $1,260,000 and $1,435,000, respectively. As of December 31, 2024, there was approximately $2,250,000 of total unrecognized compensation cost related to non-vested RSA arrangements, which is expected to be recognized over a weighted-average period of 2.6 years.
Stock Appreciation Rights ("SARs")
During the year ended December 31, 2023, the Company issued 1,850,000 SARs to employees. There were no SARs issued during 2024. SARs are not issued shares or committed shares to be issued and therefore do not count against the total number of shares that can be issued under the Omnibus Incentive Plan. Upon exercise of a SAR, the Company shall pay the grantee in cash an amount equal to the excess of the fair market value of a share of stock on the effective date of exercise in excess of the exercise price of the SAR. This cash settlement feature requires the SARs to be classified as a liability and remeasured at each reporting period. The SARs vest over a three-year period with one-third vesting each year after the grant date. The fair value of each SAR granted is estimated using a Black-Scholes option-pricing model and the fair value is adjusted at each reporting period. As of December 31, 2024 and 2023, the total liability recorded was $668,000 and $290,000, respectively.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The fair value of the SARs was calculated as follows for the years ended December 31:

	2024	2023
Estimated dividend yield	4.0%	6.0%
Expected stock price volatility	45.0%	60%
Risk-free interest rate	4.4% to 4.5%	4.7%
Expected life of instrument (in years)	2.9 to 3.9 years	4.5 to 5.5 years
Weighted-average fair value per share	$0.51	$0.46
Activity in the Company's SARs was as follows for the years ended December 31, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2022	—	$—
Granted	1,850,000	1.70
Exercised	—	—
Cancelled/Forfeited	(90,000)	1.70
Outstanding as of December 31, 2023	1,760,000	$1.70
Granted	—	—
Exercised	—	—
Cancelled/Forfeited	(55,000)	1.67
Outstanding as of December 31, 2024	1,705,000	1.61
Exercisable as of December 31, 2024	568,354	1.67
Vested and expected to vest as of December 31, 2024	1,705,000	$1.61
SAR expense for the years ended December 31, 2024 and 2023, was approximately $378,000 and $290,000, respectively. The amount of the future expense for all SARs issued will depend upon the value of the Company's common stock and other factors at each future reporting date.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 8.    INCOME TAXES
The components of income tax expense attributable to income before income taxes was a follows for the years ended December 31, 2024 and 2023:

	2024	2023
Current tax expense:
Federal	$5,587,700	$5,861,100
State	2,251,200	2,274,500
Foreign	—	—
Deferred tax expense (benefit):
Federal	(1,252,000)	(491,700)
State	(216,000)	(141,100)
Foreign	173,900	—
Total deferred tax expense (benefit)	(1,294,100)	(632,800)
Total provision for income taxes	$6,544,800	$7,502,800
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The acquisitions of KP LLC, Engage, MultiState, Doherty and LPA were taxable asset acquisitions. As such, the purchase consideration for these acquisitions generated tax-deductible goodwill in the combined amount of approximately $47,253,000. A deferred tax asset has been recorded in relation to the excess of the tax deductible goodwill as compared to the GAAP carrying value of goodwill. Of the approximately $47,253,000 of tax deductible goodwill, approximately $32,724,000 is eligible for amortization for tax purposes during the 2024 tax year. None of the goodwill recorded in connection with the acquisition of Pagefield is deductible for tax purposes.
As of December 31, 2024, there are no known items that would result in a material liability related to uncertain tax positions, as such, there are no unrecognized tax benefits. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.
The Company's 2021 to 2023 domestic income tax return years are open under the statute of limitations for examination by the taxing authorities. Additionally, the Company's income tax return for Pagefield for the years 2020 to 2023 are open under the statute of limitations for examination by the applicable taxing authorities.
The Company has $4,348,000 of foreign net operating losses that carry forward indefinitely. There are no domestic federal or state net operating loss carryforwards as of December 31, 2024.
The Tax Cuts and Jobs Act of 2017 subjects a US shareholder to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The Company has elected to account for GILTI in the year the tax is incurred. The Company recorded a GILTI inclusion of approximately $642,000 during the year ended December 31, 2024. No GILTI inclusion was recorded for the year ended December 31, 2023.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
Significant components of the Company's deferred tax assets and liabilities are as follows as of December 31:

	2024	2023
Deferred tax assets:
Other assets	$318,200	$244,900
Foreign operating losses	1,087,000	—
Long term incentive plan	717,400	847,700
Foreign equity compensation and accrual	392,000	—
Goodwill	10,997,900	8,082,100
Lease liability	5,810,000	6,764,200
Total deferred income tax assets	19,322,500	15,938,900
Deferred tax liabilities:
Other	(183,700)	(218,200)
Intangible assets	(3,152,300)	(2,148,200)
Right of use asset	(4,949,000)	(5,835,300)
Total deferred income tax liabilities	(8,285,000)	(8,201,700)
Total net deferred tax asset	$11,037,500	$7,737,200
A reconciliation for the difference between actual income tax expense (benefit) compared to the amount computed by applying the statutory federal income tax rate to net loss before income tax for the years ended December 31, 2024 and 2023, is as follows:

	December 31, 2024		December 31, 2023
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal income tax benefit at statutory rate	$(3,656,900)	(21.0)	$(1,415,700)	(21.0)
State income taxes, net of federal income tax benefit	(1,167,700)	(6.7)	(419,600)	(6.2)
Nondeductible share-based accounting charge	8,541,100	49.1	8,413,400	124.8
Prepaid post-combination compensation expense	3,106,900	17.8	1,713,800	25.4
Foreign rate differential	101,100	0.6	—	—
Other	(379,700)	(2.2)	(789,100)	$(11.7)
Total provision for income taxes	$6,544,800	37.6	$7,502,800	111.3

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 9.    FAIR VALUE MEASUREMENT
As a basis for determining the fair value of certain of the Company's financial instruments, the Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2 - Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the entire fair value measurement requires management to make judgments and consider the factors specific to the asset or liability.
The following table presents a summary of the Company’s liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level for the year ended December 31, 2024:

	Level 1	Level 2	Level 3
Other liabilities	$—	$—	$4,879,600
Contingent consideration	—	—	10,896,061
Total liabilities	$—	$—	$15,775,661
The following table presents a summary of the Company’s liabilities that are measured at fair value on a recurring basis by their respective fair value hierarchy level for the year ended December 31, 2023:

	Level 1	Level 2	Level 3
Other liabilities	$—	$—	$2,119,834
Contingent consideration	—	—	6,919,625
Total liabilities	$—	$—	$9,039,459
The carrying values of cash, contract receivables, and accounts payable and accrued expenses at December 31, 2024, and 2023 approximated their fair value due to the short maturity of these instruments.
Financial Instruments that are Measured at Fair Value on a Recurring Basis
Contingent Consideration
The fair value of contingent consideration from the acquisition of KP LLC, MultiState Inc, LPA, and Pagefield was measured using Level 3 inputs.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The following table summarized the change in fair value, as determined by Level 3 inputs, for the contingent consideration using the Level 3 inputs as follows:

Balance at December 31, 2022	$4,245,000
Fair value at issuance	2,784,990
Payout of contingent consideration	(1,821,600)
Change in fair value	1,711,235
Balance at December 31, 2023	$6,919,625
Fair value at issuance	3,798,077
Cash and stock payout of contingent consideration	(1,709,250)
Change in fair value	1,909,750
Effect of currency translation adjustment	(22,141)
Balance at December 31, 2024	$10,896,061
The change in fair value of the contingent consideration of approximately $1,910,000 for the year ended December 31, 2024, consisted of an increase in the fair value of the contingent consideration for MultiState Inc and KP LLC offset by a decrease in the fair value of the contingent consideration for LPA and Pagefield. The change in fair value was primarily due to the effect of the change in the forecasted growth rate of each entity. The Company performed Monte Carlo simulations to estimate the achievement and amount of certain future operating results. The Monte Carlo simulations utilize estimates including; expected volatility of future operating results, discount rates applicable to future results, and expected growth rates. The Monte Carlo assumptions and inputs (which are Level 3 inputs) are as follows for the year ended December 31, 2024:

2024
Significant Input	Weighted Average Input	Input Range
Discount rate for credit risk and time value	5.2%	5.2% to 5.4%
Discount rate for future profit after tax	16.4%	11.5% to 21.3%
Expected volatility of future annual profit after tax	31.0%	29.0% to 34.0%
Forecasted growth rate	8.9%	4.9% to 70.8%
The Monte Carlo assumptions and inputs (which are Level 3 inputs) are as follows for the year ended December 31, 2023:

2023
Significant Input	Weighted Average Input	Input Range
Discount rate for credit risk and time value	5.5%	4.8% to 6.5%
Discount rate for future profit after tax	15.9%	14.6% to 21.0%
Expected volatility of future annual profit after tax	36.2%	33.0% to 37.0%
Forecasted growth rate	12.8%	4.9% to 30.3%
Assumptions related to future operating performance are based on management's annual and ongoing budgeting, forecasting and planning processes and represent management's best estimate of the future results of the Company's operations at a point in time. These estimates are subject to many assumptions, such as the economic environments in which the Company operates, demand for services and competitor actions. Estimated calculations of the future annual profit after tax amounts are discounted to present value using a market participant, weighted average cost of capital, which considers the risk inherent in the probability adjusted future annual profit after tax amounts from services provided. The financial and credit market volatility directly impacts certain inputs and assumptions used to develop the weighted average cost of capital such as the risk-free interest rate, industry beta, debt interest rate, and the Company’s market capital structure. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
assumptions could increase or decrease the Company’s estimated fair value calculations of the contingent consideration.
Other Liabilities
The fair value of other liabilities, comprising of post-combination compensation obligations of the Company, relates to the acquisitions KP LLC, MultiState Inc, LPA, Pagefield and Doherty. The fair value of other liabilities was measured using the same Monte Carlo simulation with the same Level 3 assumptions and inputs as outlined in the above tables for contingent consideration liabilities. The fair value of post-combination compensation obligations is remeasured at each reporting date, any changes in fair value are reflected as a cumulative catch up to post-combination compensation expense in the period in which the remeasurement occurred.
The following table summarized the change in fair value, as determined by Level 3 inputs, for the other liabilities using the Level 3 inputs as follows:

Balance at December 31, 2022	$2,256,660
Fair value at issuance	752,560
Accretion of liability	1,644,948
Payout of post combination compensation	(1,845,424)
Change in fair value	(688,910)
Balance at December 31, 2023	$2,119,834
Fair value at issuance	348,209
Accretion of liability	2,424,378
Payout of post combination compensation	(981,750)
Change in fair value	1,253,499
Transfer to equity	(284,570)
Balance at December 31, 2024	$4,879,600
Financial Instruments that are not Measured at Fair Value on a Recurring Basis
The Notes Payable of the Company are subject to a variable interest rate and as such, the carrying amount closely approximates the fair value of this instrument.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment. See Note 3 of the Notes included herein for additional information on goodwill and intangible assets and Note 4 of the Notes included herein for additional information on right-of-use lease assets.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 10.    SEGMENT REPORTING
The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”), being its Chief Executive Officer, to make decisions regarding resource allocation for the segment and assess its performance. The Company organizes its segments based on the nature of services provided. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes included herein.
The CODM uses Adjusted Pre-Bonus EBITDA to allocate resources and assess performance for each of the segments. Adjusted Pre-Bonus EBITDA is defined as net income excluding allocations of certain items that are not directly attributable to the delivery of services to customer. These items include bonuses, corporate level expenses, depreciation, interest expense, interest income, income taxes, share-based accounting charges, post-combination compensation charges, long-term incentive program charges, changes in contingent consideration, amortization of intangibles and gains on bargain purchase. The Company uses Adjusted Pre-Bonus EBITDA on the basis that this measure is a direct reflection of the operating performance of the Company as it excludes items that are not indicative of core operating performance being the delivery of services to customers.
The Company determined that its business is conducted across three reportable segments as of December 31, 2024 as follows: Government Relations Consulting, Corporate Communications & Public Affairs Consulting and Compliance and Insights Services.
•Government Relations Consulting services include federal and state advocacy, strategic guidance, political intelligence and issue monitoring.
•Corporate Communications & Public Affairs Consulting services include crisis communications, community relations, social and digital podcasting, public opinion research, branding and messaging, relationship marketing and litigation support.
•Compliance and Insights Services include Lobbying Compliance services and Legislative Tracking.
The CODM is not regularly provided assets on a segment basis since it is not used to allocate resources and assess performance for each of the segments; therefore, total segment assets have not been disclosed. In addition, for the years ended December 31, 2024 and 2023, revenues in each of the three segments were primarily attributable the United States operations as there were no other country from which the Company derived revenues that exceeded 10%.

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The following tables present segment information by revenues, significant expenses consisting of staff costs and non-staff costs and Adjusted Pre-Bonus EBITDA by segment, and a reconciliation to the consolidated net loss before income taxes for each of the years ended December 31, 2024, and 2023. For the year ended December 31, 2023, the segment information has been recast to conform to the 2024 segment information.

	Year Ended December 31, 2024
	Government Relations	Public Affairs	Compliance and Insights Services	Total
Revenue	$102,463,869	$36,405,430	$10,694,008	$149,563,307
Less significant expenses:
Staff costs	47,341,565	23,419,061	4,893,449	75,654,075
Non-staff costs	8,172,581	5,202,751	702,469	14,077,801
Segment Adjusted Pre-Bonus EBITDA	46,949,723	7,783,618	5,098,090	59,831,431
Reconciliation to net loss before income taxes:
Unallocated bonuses				(10,374,636)
Unallocated corporate level expenses				(13,328,121)
Depreciation				(136,121)
Share-based accounting charge retained pre-UK IPO shares				(31,803,600)
Post-combination compensation charges				(11,598,647)
Long term incentive program charges				(4,162,000)
Change in contingent consideration				(1,909,750)
Amortization of intangibles				(4,671,178)
Loss from operations				(18,152,622)
Gain on bargain purchase				2,463,927
Interest, net				(1,723,449)
Net loss before income taxes				(17,412,144)
Income tax expense				6,544,800
Net loss after income taxes				$(23,956,944)

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023

	Year Ended December 31, 2023
	Government Relations	Public Affairs	Compliance and Insights Services	Total
Revenue	$95,476,619	$32,256,518	$7,252,685	$134,985,822
Less significant expenses:
Staff costs	41,963,175	19,989,995	3,547,726	65,500,896
Non-staff costs	7,594,041	3,516,641	565,604	11,676,286
Segment Adjusted Pre-Bonus EBITDA	45,919,403	8,749,882	3,139,355	57,808,640
Reconciliation to net loss before income taxes:
Unallocated bonuses				(13,178,302)
Unallocated corporate level expenses				(9,562,394)
Depreciation				(119,688)
Share-based accounting charge retained pre-IPO shares				(30,904,000)
Post-combination compensation charges				(6,295,060)
Long term incentive program charges				(2,796,000)
Change in contingent consideration				(1,711,235)
Amortization of intangibles				(3,878,386)
Loss from operations				(10,636,425)
Gain on bargain purchase				4,835,777
Interest, net				(940,824)
Net loss before income taxes				(6,741,472)
Income tax expense				7,502,800
Net loss after income taxes				$(14,244,272)

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 11.    RELATED PARTY TRANSACTIONS
As of December 31, 2024, the amounts owed to related parties of approximately $556,000 consists primarily of a working capital loan of approximately $569,000 from the sellers of LPA to the Company, which will be repaid in early 2025.
As of December 31, 2023, the amounts due from related parties of approximately $1,054,000 include the amount expected to be paid to the Company related to working capital loan and adjustments associated with the MultiState acquisition. During the year ended December 31, 2024, the working capital loan and adjustments with MultiState were settled.
During December 2021, the Company entered into a term note agreement ("2021 Note") with The Alpine Group, Inc. ("Alpine Inc"). The 2021 Note provided Alpine Inc with the ability to request a one-time borrowing of up to $750,000 from the Company at any time prior to December 31, 2022. The purpose of the 2021 Note was to provide Alpine Inc with funds to cover certain federal and state income taxes to be owed by Alpine Inc in connection with the sale of shares of the Company's common stock in the UK IPO. During April 2022, the Company advanced $513,000 to Alpine Inc in accordance with the terms of the 2021 Note. The interest rate on the 2021 Note is equal to the Prime Rate as published in the Wall Street Journal. The 2021 Note balance as of December 31, 2024 and 2023 was $513,000. The 2021 Note was classified as a current asset as of December 31, 2024, and a non-current asset as of December 31, 2023. The amount of accrued interest and interest revenue from the 2021 Note is not material. The 2021 Note requires an annual payment of accrued and unpaid interest on the last business day of December each year and through the maturity date of January 16, 2025. During February 2025, the 2021 Note plus accrued interest totaling approximately $532,000 was repaid through the transfer of 316,779 shares of PPHC-Inc common stock from Alpine Inc to the Company, which shares have been retired.
During November 2023, the Company entered into term note agreements ("2023 Notes") with certain employees of the Alpine Group Partners, LLC totaling $1,750,000. The original interest rate on the 2023 Notes was 7.5%. In November 2024, the Company, through Alpine Group Partners, LLC, agreed to reduce the interest rates on the 2023 Notes from 7.5% to 4.45%. The notes are payable in annual installments of $350,000 plus all accrued and unpaid interest beginning on November 1, 2024 with a maturity date of November 1, 2028 or the effective date of the termination of employment of the respective borrower for any reason, if earlier than the maturity date. As of December 31, 2024 and 2023, the 2023 Notes were recorded in notes receivable - related parties with $350,000 classified as a current asset and $1,050,000 and $1,400,000, respectively, classified as a non-current asset. The amount of accrued interest and interest revenue from the 2023 Notes is not material.
NOTE 12.     Loss Per Share
The following table shows the computation of basic and diluted loss per share for year ending:

	2024	2023
Numerator:
Net losses	$23,956,944	$14,244,272
Less unvested common stock dividends under the two-class method	7,396,023	9,291,707
Net loss attributable to common stockholders	$31,352,967	$23,535,979

Denominator:
Weighted-average basic shares outstanding	67,045,796	46,626,152
Basic and diluted loss per share	$(0.47)	$(0.50)

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
The following table includes the outstanding number of shares and potentially dilutive stock options and RSUs as of year end December 31:

	2024	2023
Common shares outstanding	84,419,223	62,947,442
Nonvested shares outstanding	35,668,759	52,324,519
Legally outstanding shares	120,087,982	115,271,961
Stock options and RSUs outstanding(1)	7,730,192	5,314,056
Total securities on a fully diluted basis	127,818,174	120,586,017
_______________
(1)The holders of Restricted Stock Units and Stock Options are not entitled to dividends or to vote.
The following table includes the weighted average shares outstanding and potentially dilutive stock options and RSUs for each respective year as of December 31:

	2024	2023
Common shares, weighted average	67,045,796	46,626,152
Nonvested shares, weighted average	51,112,711	65,970,558
Legally outstanding shares, weighted average	118,158,507	112,596,710
Stock options and RSUs, weighted average	6,574,713	4,096,048
Total securities on a fully diluted basis, weighted average	124,733,220	116,692,758

PUBLIC POLICY HOLDING COMPANY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
NOTE 13.    SUBSEQUENT EVENTS
During January 2025, the Company entered into the Third Amendment to Credit Agreement ("Third Amendment"). The Third Amendment will provide the Company with an additional term loan of up to $24,000,000 ("Second Supplemental Term Facility"). The Company is required to make monthly principal payments on the first day of the month following the month in which the Company draws under the Second Supplemental Term Facility ("2025 Term Loan C"). Through March 1, 2026, the Company is required to make equal monthly installments of principal equal to 0.83% of the unpaid principal balance as of the funding date, plus interest. The Company is then required to make equal monthly installments of principal equal to 1.25% of the unpaid principal as of the funding date, plus interest, through the loan’s maturity date of March 31, 2029. The interest rate on the 2025 Term Loan C is SOFR plus 2.60% per annum.
The Third Amendment also extends the maturity date of 2023 Facility 2 from January 31, 2026 to March 31, 2029 and reduces the annual principal repayments from $291,667 to $175,000. The Company is required to make monthly payments of principal of $175,000 beginning March 28, 2025 through the maturity date of March 31, 2029 for the 2023 Facility 2.
During January 2025, the Company entered into an Asset Purchase Agreement ("TrailRunner Agreement") to acquire TrailRunner International, LLC and its international entities (collectively, the “TrailRunner Seller”). At the closing of the transaction, the Company has agreed to pay the TrailRunner Seller cash in the amount of $28,050,000 and issue 2,966,138 shares of the Company’s common stock to the TrailRunner Seller at an aggregate fair value of approximately $4,950,000.
In addition, there are additional contingent payments that the TrailRunner Seller can earn in the future depending on certain operating results that are achieved. The total additional amount of consideration that the Company could be required to pay to the TrailRunner Seller is $37,000,000. The transaction closed in April 2025.
Management has evaluated the subsequent events for disclosure in these consolidated financial statements through date of issuance of financial statements, being the date these consolidated financial statements were available for issuance, and determined that no other events have occurred that would require adjustment to or disclosure in these consolidated financial statements.
During July 2025, the Company entered into term note agreement with certain employees of totaling $500,000.
On August 1, 2025, the Company acquired Pine Cove Capital, LLC, a premier Texas-based strategic consulting firm for an initial consideration of $3.0 million and a total potential consideration of $13.0 million.

Public Policy Holding Company, Inc.
              Shares
Common Stock

Prospectus

Prospectus dated            , 2025
Through and including             , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by us in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	[●]
FINRA filing fee		[●]
Exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent, and registrar fees		*
Miscellaneous fees and expenses		*
Total		*
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
Indemnification of Directors
Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
Delaware law further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.
To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding of the types referred to above, or in defense of any claim, issue or matter therein, Delaware law provides that such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Our certificate of incorporation provides that a director (to the fullest extent permitted by law) will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Our certificate of incorporation also provides that, to the fullest extent permitted by Delaware Corporation Law and other applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware Corporation Law.
Prior to the the completion of our listing on Nasdaq, we may enter into individual indemnification agreements with each of our directors and executive officers that require us to provide indemnification and advancement of expenses in accordance with our certificate of incorporation and bylaws and that include certain additional provisions, including a requirement that we pay or reimburse the payment of attorneys’ fees and expenses in connection with any action by a director or executive officer to enforce the provisions of his or her indemnification agreements against us.
We also maintain directors and officers’ liability insurance that provides coverage with respect to liabilities asserted against our directors and executive officers incurred in such capacity, or arising out of his or her status as such. This insurance may in certain cases provide coverage with respect to liabilities for which the Company would not have the power to indemnify its directors and executive officers under Delaware law.
Limitation on Liability of Directors
Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.
Our bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a director or officer of the Company or was serving as a director, officer or trustee of another entity at the Company’s request shall be indemnified and held harmless by the Company to the fullest extent permitted by the Delaware Corporation Law against all expenses, liability and loss reasonably incurred or suffered by such indemnitee. Notwithstanding the foregoing, the Company will indemnify any such indemnified person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such indemnified person only if the Proceeding was authorized by our board of directors. Our bylaws also require the Company to pay all expenses (including attorneys’ fees) incurred by an indemnified person in defending any such Proceeding as they are incurred in advance of its final disposition, subject to limitations and repayment as provided in our bylaws.
Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.
Since January 1, 2022, we have issued and sold the following securities of the Company, which were not registered under the Securities Act:
2022
On April 1, 2022, we issued 95,202 shares of Common Stock to the seller as initial consideration for the acquisition of the assets of Matt George Associates, LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On October 1, 2022, we issued 739,589 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of KP Public Affairs LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On November 1, 2022, we issued 487,301 shares of Common Stock to the seller as initial consideration for the acquisition of the assets of Engage LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
During the year ended December 31, 2022, we issued (i) 704,682 options to our executive officers; and (ii) 2,090,177 options to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.
2023
On March 6, 2023, we issued 2,740,717 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of MultiState Associates, LLC in reliance on the exemption provided in Rule 506(b) under the Securities Act.
On June 26, 2023, we issued 245,389 shares of Common Stock to the sellers as earnout consideration pursuant to the asset purchase agreement relating to the acquisition of the assets of KP Public Affairs LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
During the year ended December 31, 2023, we issued (i) 988,801 shares of Common Stock, 715,000 RSUs and 25,000 SARs to our executive officers; and (ii) 2,020,150 shares of Common Stock, 652,000 options, 1,535,000 RSUs and 1,825,000 SARs to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.
2024
On February 1, 2024, we issued 62,637 shares of Common Stock to John Doherty as initial consideration for the acquisition of the assets of Doherty in reliance on the exemption provided in Rule 506(c) under the Securities Act. .
On March 20, 2024, we issued 107,457 shares of Common Stock to the sellers as earnout consideration under pursuant to the asset purchase agreement relating to the acquisition of the assets of Matt George Associates in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On May 1, 2024, we issued 958,371 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of Lucas Public Affairs, LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On May 2, 2024, we issued 1,277,829 shares of Common Stock to the sellers as earnout consideration pursuant to the asset purchase agreement relating to the acquisition of the assets of MultiState Associates, LLC in reliance on the exemption provided in Rule 506(b) under the Securities Act.
On June 7, 2024, we issued 897,640 shares of Common Stock to the sellers as initial consideration for the acquisition of all outstanding share capital of Pagefield Communications Limited in reliance on the exemption provided in Rule 506(c) under the Securities Act.

During the year ended December 31, 2024, we issued (i) 477,662 shares of Common Stock (including 338,339 shares issued upon the vesting of previously issued RSUs) and 708,000 RSUs to our executive officers; and (ii) 1,034,425 shares of Common Stock (including 470,011 shares issued upon the vesting of previously issued RSUs), 425,000 options and 2,222,000 RSUs to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.
2025
On April 1, 2025, we issued 2,966,138 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of TrailRunner International, LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On April 14, 2025, we issued 10,000 shares to an employee upon the vesting of RSUs previously issued under the Omnibus Incentive Plan for services to the Company in reliance on the exemption provided in Rule 701 under the Securities Act.
On June 18, 2025, we issued 328,232 shares of Common Stock to the sellers as earnout consideration pursuant to the asset purchase agreement relating to the acquisition of the assets of KP Public Affairs LLC in reliance on the exemption provided in Rule 506(c) under the Securities Act.
On June 18, 2025, we issued (i) 304,9178 shares of Common Stock (including 46,666 shares issued upon the vesting of previously issued RSUs) and 571,400 RSUs to our executive officers; and (ii) 1,164,682 shares of Common Stock (including 444,997 shares issued upon the vesting of previously issued RSUs), 312,940 options and 1,921,260 RSUs to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.
On July 22, 2025, we issued 236,004 shares of Common Stock (all of which was issued upon the vesting of previously issued RSUs) to our executive officers; and (ii) 691,351 shares of Common Stock (all of which was issued upon the vesting of previously issued RSUs) to other Company employees, in each case pursuant to the Omnibus Incentive Plan for services to the Company and in reliance on the exemption provided in Rule 701 under the Securities Act.
On August 1, 2025, we issued 214,146 shares of Common Stock to the sellers as initial consideration for the acquisition of the assets of Pine Cove Capital LLC, in reliance on the exemption provided in Rule 506(c) under the Securities Act.
Item 16. Exhibits and Financial Statements.
(a)Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)Financial Statement Schedules
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
(a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)The undersigned hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Public Policy Holding Company, Inc.

3.2	Amended and Restated Bylaws of Public Policy Holding Company, Inc.

4.1*	Specimen Stock Certificate evidencing the shares of Common Stock.

5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson (London) LLP.

10.1	Employment Agreement of George Stewart Hall.

10.2	Employment Agreement of Roeland Smits.

10.3	Employment Agreement of Neal Strum.

10.4	Employment Agreement of Jeffrey Forbes.

10.5	Employment Agreement of Daniel Tate.

10.6	Consulting Agreement of William Chess.

10.7	Appointment Agreement of Simon Lee.

10.8	Appointment Agreement of Kimberly White.

10.9	Appointment Agreement of Benjamin Ginsberg.

10.10*	Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender.

10.11*	First Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated April 30, 2024.

10.12*	Second Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated June 6, 2024.

10.13*	Third Amendment to the Credit Agreement dated February 28, 2023, among, inter alios, Public Policy Holding Company, Inc., as Borrower, and Bank of America, N.A., as Lender, dated January 24, 2025.

16.1*	Letter of MN Blum LLC regarding change in certifying accountant.

16.2*	Letter of Crowe U.K. LLP regarding change in certifying accountant.

21.1	Subsidiaries of Public Policy Holding Company, Inc.

23.1*	Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of MN Blum LLC, Independent Registered Public Accounting Firm.

23.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

107*	Filing fee table.
__________________
*To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Public Policy Holding Company, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on [●], 2025.

Public Policy Holding Company, Inc.

By:
	Name:	George Stewart Hall
	Title:	Chief Executive Officer
POWER OF ATTORNEY
Each of the undersigned officers and directors of Public Policy Holding Company, Inc. hereby constitutes and appoints George Stewart Hall and Roeland Smits, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Chief Executive Officer (principal executive officer)
George Stewart Hall

Chief Financial Officer (principal financial and accounting officer)
Roeland Smits

Non-Executive Director and Chairperson
Simon Lee

Executive Director
Zachary Williams

Executive Director
Keenan Austin Reed

Non-Executive Director
William Chess

Non-Executive Director
Benjamin Ginsberg

Non-Executive Director
Kimberly White